27

07022023

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Irish Life & Permanent plc

*CURRENT ADDRESS Irish Life Centre
Lower Abbey St., Dublin
Dublin, Ireland

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 0 6 2007
B
THOMSON FINANCIAL

FILE NO. 82- 35072

FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: ERS

DATE: 3/28/07

Annual Report & Financial Statements 2005

RECEIVED
2007 FEB 27 A 9:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARS
12-31-05

Irish Life & Permanent plc

Irish Life & Permanent investor and shareholder information and services, including this annual report, are available on-line at www.irishlifepermanent.ie

The paper used in this report is Chlorine Free and is produced using only trees from replenished forests.

We retain our strong focus on the Irish market, where we aspire to be the No1 provider of personal financial services

Irish Life & Permanent plc

Contents

Financial Highlights

	2005	2004	Growth %
EV Basis			
Profit after tax	**€475m**	€427m	11
Total EPS[1]	**176 cent**	158 cent	11
Operating profit before tax	**€420m**	€387m	9
Operating EPS[1]	**135 cent**	124 cent	9
Statutory Basis[2]			
Profit after tax	**€353m**	€355m	–
EPS on continuing activities	**134 cent**	132 cent	2
Banking			
New loans issued	**€9.8bln**	€8.0bln	22
Lending book	**€26.2bln**	€21.1bln	24
Mortgage loan book (Ireland)	**€17.8bln**	€14.6bln	22
Life Assurance			
Life new business			
- APE	**€388m**	€310m	25
- PVNBP	**€2,571m**	€2,091m	23
Life and investment new business			
- APE	**€520m**	€470m	11
- PVNBP	**€3,890m**	€3,692m	5
Final Dividend per share	**42.8 cent**	38.5 cent	11
Total Dividend	**60.5 cent**	55.0 cent	10

Shareholders' Funds per Share (EV basis)[1]	**€10.04**	(2004: €8.64)
Total Tier 1 Capital Ratio	**12.6%**	(2004: 11.2%)
Life Solvency Cover (times)	**1.7**	(2004: 1.7)

[1] *Including own shares held for the benefit of life assurance policyholders*

[2] *The statutory comparative is the pro-forma statutory information*

Group Profit after tax

For the year ended 31 December 2005

	2005 €m	2004 €m
Operating profit on continuing operations		
Insurance and investment	222	192
Banking	148	139
Other	(4)	-
	366	331
Share of associate	54	56
EV Basis - Operating profit before tax on continuing operations	**420**	**387**
Short-term investment fluctuations	94	26
Effect of economic assumption changes	13	30
Other credits	4	21
EV Basis - Profit before tax	**531**	**464**
Taxation	(16)	(33)
Government levy	(12)	(12)
EV Basis - Profit after tax on continuing operations	503	419
EV Basis - (Loss)/profit after tax on discontinued operations	(26)	10
EV Basis - Total profit after tax	**477**	**429**
IFRS adjustments in respect of insurance and investment contracts (pro-forma basis)	(124)	(74)
IFRS profit for year after tax	**353**	**355**

Board of Directors



Gillian Bowler *(53)*
Chairman

A member of the board of Irish Life since July 1998. Chairman of Fáilte Ireland and Joint Chairman of Budget Travel. A non-executive director of Grafton Group plc and of the Voluntary Health Insurance Board. She is a past President of the Institute of Directors and a director of a number of other companies.



David Went *(59)*
Group Chief Executive

Previously Managing Director of Irish Life which he joined in 1998. Worked for most of his career in the NatWest Group where he was Chief Executive of the Ulster Bank Group from 1988 to 1994 and Chief Executive of Coutts Group from 1994 to 1997. Currently Chairman of Trinity Foundation and a director of The Irish Times Limited.



Breffni Byrne *(60)*
Non-Executive

Appointed to the board in July 2004. He is Chairman of NCB Stockbrokers and a non-executive director of Coillte Teoranta, Tedcastle Holdings Limited, Hikma plc and a number of other companies. A chartered accountant, he was formerly a Senior Partner of Arthur Andersen in Ireland and Director of Risk Management for Andersen's audit practice in Scandinavia, the Middle East and Africa.



Danuta Gray *(47)*
Non-Executive

Appointed to the board in August 2004. She is Chief Executive Officer of O_2 Ireland, a position she has held since 2001. Prior to her move to Ireland, she held the position of Director for BT Europe in Germany and previous to that was General Manager at BT Mobile in the UK.



Eamonn Heffernan *(61)*
Non-Executive

Appointed to the board in March 2003. An actuary, he was formerly a partner of Mercer Human Resource Consulting. He is a past President of the Society of Actuaries in Ireland and is a former Chairman of the Pensions Board and of the Irish Association of Pension Funds.



Kieran McGowan *(62)*
Non-Executive

Joined the board in 1999 following the merger of Irish Life and Irish Permanent. Previously Chief Executive of IDA Ireland. He is a non-executive director of a number of companies including CRH plc, United Drug plc and Elan Corporation plc. Chairman of the Governing Authority of UCD. He is a board member of Enterprise Ireland and a former Chairman of the Irish Management Institute.

Board Committee Members

Audit
Finbar Sheehan (Chairman)
Breffni Byrne
Danuta Gray
Eamonn Heffernan

Remuneration and Compensation
Eamonn Heffernan (Chairman)
Gillian Bowler
David Byrne
Kieran McGowan

Nomination
Gillian Bowler (Chairman)
Kieran McGowan
Finbar Sheehan



David Byrne *(58)*
Non-Executive

Appointed to the board in December 2004. He served as EU Commissioner with responsibility for Health and Consumer Protection from 1999 to 2004. Prior to becoming EU Commissioner, he served as Attorney General for two years. He has been a Senior Counsel since 1985 and was a member of the I.C.C. International Court of Commercial Arbitration from 1990 to 1997. He is a non-executive director of Kingspan.



Denis Casey *(46)*
Executive

Chief Executive of **permanent tsb.** Joined Irish Life in 1980, having started his career in Allied Irish Banks plc. A certified accountant, he has held senior management positions in both Ireland and the UK. Appointed to the board in 2000, he is Chairman of Financial Services Ireland and a past President of the Insurance Institute of Ireland.



Peter Fitzpatrick *(53)*
Executive

Group Finance Director, appointed to the board of Irish Permanent in 1992. He is a chartered accountant and was formerly a partner in Coopers & Lybrand (now PriceWaterhouseCoopers). He is a former non-executive director of Jurys Doyle Hotel Group plc.



Kevin Murphy *(54)*
Executive

Chief Executive of Irish Life Retail. An actuary and an employee of Irish Life since 1972, he was appointed a main board director following the merger of Irish Life and Irish Permanent in 1999. He is a member of the board of the Irish Stock Exchange and is a former Chairman of the Irish Association of Investment Managers and past President of the Irish Insurance Federation.



Finbar Sheehan *(68)*
Non-Executive

Appointed to the board in April 2001, he was formerly Deputy Chairman of TSB Bank. A chartered accountant, he was Finance Director and Corporate Affairs Director of Jurys Doyle Hotel Group until his retirement in 2001.



Ciarán Long *(53)*
Company Secretary

An employee of Irish Life since 1969. He is an actuary and most of his time with Irish Life has been spent in the pensions area. Ciarán is a director of the Retirement Planning Council and is a former member of the Pensions Board. He was appointed Company Secretary in May 2004.



Our goal remains to become the No. 1 provider of personal financial services in the Irish market

I am delighted to report that 2005 was another year of strong growth, progress and success across each of the group's key businesses. The Irish economy continues to provide a very positive backdrop for our business. Our challenge has been and continues to be to position ourselves for maximum effectiveness now and for future growth in the years ahead. I am happy that this challenge was met in 2005 and your board is committed to making further progress in the years ahead.

Dividend

The board is proposing a final dividend of 42.8 cent per share. If approved at the AGM, this will be payable on 31 May 2006 to shareholders on the register as of 28 April 2006. The total dividend for the year will therefore be 60.5 cent per share, an increase of 10% over the 2004 full year dividend.

Transformation of businesses bearing fruit

Last year, I explained how the board was focused on transforming our businesses to ensure that our business model was best positioned to maximise the opportunities available in a very benign Irish economy.

The performance during the year has borne out the wisdom of that approach and our success in pursuing that agenda.

The Retail and Corporate businesses of Irish Life in particular are benefiting strongly from transformation programmes which have been vigorously pursued over the last number of years. These have significantly improved the efficiency, productivity and customer focus of these two businesses and have created the platform for increased sales, reduced costs and improved profits which shareholders are now enjoying.

In **permanent tsb** bank, the focus was the implementation of phase two of the business transformation programme, the planning for which was undertaken in 2004 and which followed from the successful completion of the TSB integration programme in 2003.

During the year, we successfully completed the work agenda for this phase of the programme which included the centralisation of all our non-sales administration processes in order to concentrate resources on better meeting our customer needs. As part of this plan, new sales fulfilment and self-service technology was deployed in our branch network while back office administration systems were re-engineered in order to secure enhanced productivity and cost efficiencies.

Completing the final element of this programme (phase three which is aimed at increasing branch sales productivity) has commenced and will be a significant focus of management efforts during 2006.

Corporate Responsibility Agenda

During 2005, we also made major progress in relation to our Corporate Responsibility programme.

Corporate Responsibility refers to how the group views its obligations to each of our stakeholders (customers, employees, the community and the environment) and how we live up to these obligations in practice.

The record of individual companies in respect of Corporate Responsibility (sometimes referred to as Corporate and Social Responsibility or CSR) is being scrutinised more and more by international investors, regulators and customers. Companies in Ireland and internationally are consequently adopting an increasingly focused and professional approach to this matter.

Earlier this year we produced our second annual Corporate Responsibility Report which covers activities undertaken in this area during 2005. The report is available on the group website (www.irishlifepermanent.ie) and I would urge people to view it. I hope you will agree that the report gives a fascinating insight into our work in this important area and sheds new light on the group and its activities.

Senior Management Changes

Brian McConnell retired as a director of the group and Chief Executive of **permanent tsb** in June. Brian served with distinction as Chief Operations Officer of the group and more recently as Chief Executive of **permanent tsb**. In this role, he oversaw critical stages of the integration programme in the bank and its emergence as the key competitive force in Irish banking. On behalf of my colleagues on the board, I want to express my appreciation to Brian for his hard work and dedication and I wish him and Hazel every happiness in the years ahead.

The appointment of a successor to Brian allowed the board to make a number of consequential changes at Chief Executive level in our main operating businesses. Accordingly, the Board appointed Denis Casey as Chief Executive of **permanent tsb**, Kevin Murphy as Chief Executive of Irish Life Retail, Gerry Keenan as Chief Executive of Irish Life Investment Managers (ILIM) and Donal Casey as Chief Executive of Irish Life Corporate Business.

Each of these individuals has a proven track record of achievement within the group. Each took to their new positions with great drive and determination and the outstanding performances of each of the key businesses during this period of change is testimony to their respective skills.

In this context, I also wish to pay tribute to all the staff of the group. In total, Irish Life & Permanent plc now employs just over 5,000 people and each has played an important role in our success and growth.

Outlook

The board is very optimistic about the outlook for the group. The Irish economy continues to provide an exceptional backdrop for our businesses. Our transformation programmes are ensuring that we are positioned to extract maximum advantage from this benign environment and in each of our key businesses we have established strong leadership positions.

Our goal remains to become the No. 1 provider of personal financial services in the Irish market and we are confident that 2006 will see further progress towards that objective and further rewards for our shareholders.



Gillian Bowler
Chairman

3 April 2006



2005 was another year of excellent performance in our business

2005 was another year of excellent performance in our business.

On the statutory (IFRS) basis, profit for the year after tax was €353m in line with 2004 (€355m)[1].

Total profit after tax on an EV basis[2], which we believe to be the key basis for measurement of the performance of the group, were ahead 11% to €477m compared to €429m in 2004. Operating profit before tax was 9% ahead to €420m from €387m in 2004.

The key drivers of this profitability were strong volume growth across all our businesses as we continue to be ideally positioned to take advantage of the opportunities afforded by the booming Irish economy, combined with a tight focus on cost control.

In our banking business, **permanent tsb**, continued high levels of new house completions and strong mortgage demand led to another year of record new business levels. Total new loans issued increased 22% to €9.8bln led by new mortgage lending in Ireland which was ahead 28% to €6.3bln and consumer finance, principally new car finance loans issued through **permanent tsb** Finance, which were also ahead 28% to €1bln. On the liability side of the balance sheet, we did equally well with our very successful fee-free current account marketing strategy resulting in the bank opening a total of 67,000 new current accounts and leading to a 27% increase in current account balances which grew to €2.2bln.

Sales in all of our life businesses rose significantly in 2005 with total life new business sales (excluding Irish Life Investment Managers) increasing 25% to €388m[3] compared to €310m in 2004 driven by a 34% increase in our retail business and a 17% growth in our corporate business. Sales across all product lines and distribution channels were strong.

In our retail business, regular premium savings were ahead 47%, pensions ahead 36%, protection ahead 26% while sales of investment products were ahead 29%. In our corporate business, protection sales increased 33% while defined contribution inflows, led by a high level of increments from existing schemes, were ahead 17%.

[1] The group has applied IAS 32, IAS 39 and IFRS 4 from 1 January 2005. Pro-forma results for 2004 have been restated to reflect those IFRS. unless otherwise stated all comparatives are to pro-forma results.
[2] European embedded value basis as set out on pages 125 to 145.
[3] Unless otherwise indicated, all life and pensions sales are expressed as a weighted annual premium equivalent ("APE") basis as set out on page 11.

(ILIM) had another very satisfactory year with new fund inflows of €1.3bln helped by its position as the best performing Irish pension fund manager over three and five years in 2005 and the fact that the consensus fund, which has a proven ten year track record, remains the biggest selling product in the market.

On the banking side of our business, the net interest margin for the year was 1.29% which compares with a margin of 1.40% in 2004. The principal reasons for the reduction in margin were, as in previous years, the requirement to fund the high levels of growth in new lending largely in the wholesale money markets, combined with an increase in the cost of holding liquidity given market conditions during the year. Notwithstanding this tightening in margins the strong volume growth which we experienced led to growth of 8% in net interest income in our banking operations.

On the life side of our business, new business margins (on an APE basis) excluding ILIM increased to 20.4% from 14.9% in 2004. A number of factors including a favourable product mix, improved pricing on protection products and lower unit selling costs all combined to drive life margins to over 20% compared to the group's target level of 17%. When combined with very strong volume growth the improvement in margins resulted in the life new business contribution increasing 62% to €94m from €58m in 2004.

Cost management continued to be the focus of significant management attention throughout all of our businesses in 2005. In the retail life business, we successfully completed the Horizon project during the year. The core objective of this project was a fundamental redesign of the business process to achieve operational efficiencies and leveraged use of newer technology. Completion of this project leaves our retail life business in an optimal position within the marketplace and resulted in the lower unit costs referred to above. Similar efficiency programmes are in train in the bank, corporate business and ILIM and cost management will continue to be a priority right across the group going forward into 2006.

The outcome of the significant new business volumes allied to tight cost control has been a 9% increase in operating profit before tax on an EV basis, which grew to €420m from €387m in 2004.

Total earnings per share on an EV basis at 176 cent[4] were 11% ahead of 2004 (158 cent).

During 2005, the group consolidated its leading position in the Irish retail financial services marketplace. This combined with its extensive distribution reach and range of products leaves the group very well positioned to optimise the opportunities presented in the continued buoyant Irish economy. The broader economy continues to provide a perfect environment for our businesses and we are confident of posting another successful performance in 2006 and the year has started very well.



David Went
Group Chief Executive

3 April 2006

[4] Including own shares held for the benefit of life assurance policyholders.

Banking Activities

permanent tsb, the group's banking division, has a strategic objective of becoming the leading provider of personal banking services in Ireland. The bank follows a multi-channel distribution strategy incorporating a broadly based branch and agency network, extensive broker support and the largest direct sales force in the country supplemented by telephone and internet banking facilities. In 2005, **permanent tsb** retained its leadership position in the Irish residential mortgage and car finance markets while continuing to improve its bancassurance and current account market share.

A major focus in the bank in 2005 was the implementation of phase two of the business transformation programme, the planning for which was undertaken in 2004 and which followed from the successful completion of the TSB integration programme in 2003. The objective of the business transformation programme was to improve efficiency and effectiveness across all aspects of the business.

At the heart of the programme was the centralisation of all our non sales-focused administration processes in order to concentrate resources on better meeting our customer needs. As part of the plan, new self-service technology was deployed in the branch network while back office administration systems were re-engineered in order to secure enhanced productivity and cost efficiencies. Implementation of the programme was largely successfully completed in 2005 and has resulted in significant efficiency gains and cost reductions.

The planning of phase three of the transformation programme was also completed in 2005. This phase of the programme will focus on increasing the sales productivity of the branch network. At the core of the plan is the re-definition of roles and responsibilities within the branch and a re-engineering of our sales processes in order to bring a sharper focus on sales and customer service. Implementation of phase three of the programme has commenced and successful completion of the plan will be a significant focus of management efforts during 2006.

Total loans and advances to customers at 31 December 2005 were €26.2bln, 24% ahead of the outstanding balances of €21.1bln at 31 December 2004. Total gross new lending at €9.8bln was 22% ahead of 2004 (€8.0bln) with the growth in balances over the principal business lines as follows:

	2005 €m	2004 €m	Growth %
Mortgage lending-Ireland*	17,774	14,551	22
Consumer finance	1,617	1,381	17
Commercial lending	1,415	1,249	13
	20,806	17,181	21
Mortgage lending - UK (£Stg)*	3,710	2,756	35
Total lending (€m)	26,220	21,090	24

* Including securitised mortgages

The Irish mortgage market continued to be extremely buoyant in 2005. Total gross new mortgages issued were €6.3bln, a 28% increase on the €5.0bln issued in 2004. Irish residential mortgage balances outstanding increased by 22% to €17.8bln compared to €14.6bln in 2004.

In the UK, mortgage demand was also robust with Capital Home Loans, the group's centralised mortgage lender, issuing Stg£1.4bln in gross new mortgages in 2005 which was 6% ahead of the Stg£1.3bln issued in 2004. Mortgage balances outstanding in the UK rose 35% to Stg£3.7bln from Stg£2.8bln at 31 December 2004.

New consumer finance loans issued, which largely relate to new car finance issued through **permanent tsb** finance, were €959m, up 28% from €748m in 2004. The consumer finance loan book increased 17% to €1.6bln from €1.4bln at 31 December 2004. New commercial loans issued were ahead 8% to €383m compared to €353m in 2004 and the commercial finance portfolio at 31 December 2005 was €1.4bln, up 13% compared to 2004 (€1.2bln).

During the year the group launched a significant marketing campaign in the current account market on the back of the new current account switching protocol agreed within the industry. The campaign, which centred around a fee-free current account offering, heavily supported by media marketing and advertising, was very successful and resulted in **permanent tsb** acquiring 67,000 new current accounts during the year. This campaign is continuing in 2006 with similar levels of success being achieved.

Customer account balances increased 10% to €12.8bln from €11.6bln in 2004 with particularly strong growth experienced in commercial deposits and current account balances which, spurred by the current account campaign, were ahead 27% year on year to €2.2bln.

Sales of life and pensions products through the **permanent tsb** branch network were €65m, an increase of 20% on 2004 as productivity within the branch network in terms of life assurance sales continued to be best in class.

Life Business

The group's life business comprises three principal operating divisions, Retail Business, Corporate Business and Irish Life Investment Managers, each of which operates in a defined sector within the life and pensions marketplace in Ireland.

Overall the sales performance of the group in 2005 was excellent with reported life sales of €388m, an increase of 25% over 2004 and inflows into Irish Life Investment Managers of €1.3bln compared to €1.6bln in 2004 which included a number of very large ticket mandate wins.

Sales in the group's life business on an APE basis are summarised below:

	2005 €m	2004 €m	Growth %
Retail Life	238	178	34
Corporate Life	130	111	17
Irish Life International	20	21	(5)
	388	310	25
Investment (ILIM)	132	160	(18)
	520	470	11

The alternative PVNBP[4] measure of sales in each of the group's principal life businesses are set out below:

	2005 €m	2004 €m	Growth %
Retail Life	1,602	1,207	33
Corporate Life	772	678	14
Irish Life International	197	206	(4)
	2,571	2,091	23
Investment (ILIM)	1,319	1,601	(18)
	3,890	3,692	5

[4]PVNBP (Present value of new business premiums) sales are calculated as total single premiums plus the discounted value of regular premiums expected to be received over the term of the contracts

Retail Business

The group's retail business concentrates on sales of life and pensions products to the retail market in Ireland. It is the market leader with a comprehensive product range spanning protection, pensions, investment and regular savings.

In line with the bank, the retail business also follows a multi-channel distribution strategy with independent brokers, bancassurance (via **permanent tsb**), direct sales, franchises, institutional (other bank branch networks) and telephone/internet channels providing the business with unrivalled distribution reach and multiple customer access points. This distribution reach ensures that the business is not overly dependent upon any one channel.

In a very favourable environment, retail life sales increased 34% on an APE basis (33% on the PVNBP basis) to €238m from €178m in 2004.

Sales were well ahead across all product lines and distribution channels with growth in investments (up 29%), pensions (up 36%) and protection products (up 26%) being particularly good. The growth in investment sales reflects renewed customer confidence in the investment markets with property unit linked funds being in particular demand. The growth in pension sales is supported by strong public policy support and incentives while the buoyant mortgage market is very supportive of protection sales. The group believes that this strong sales performance has improved its overall market share position in 2005.

A notable milestone in the retail business in 2005 was the completion of the Horizon project. This project, which commenced in 2002, was an unqualified success and has led to significant efficiency improvements across the whole of the retail business. A measure of this success is that unit policy costs in our retail business fell by 6% in 2005. The completion of this project and the efficiencies which have been achieved leave the retail business in a very strong competitive position going forward into 2006.

Corporate Business

The corporate business division is engaged in the sale of group pension and risk schemes to employers and their employees in Ireland. Corporate Business has a leading position in this market with an estimated market share of in excess of 35%. Distribution is principally through pension consultants and brokers (including Cornmarket, a specialist affinity broker in which the group has a 75% interest) with customer service levels being a key business driver. Corporate Business has achieved key competitive advantage in the market through continued and sustained investment in both staff and technology in order to achieve significant improvement in service levels and customer satisfaction. This focus on service level improvements will continue to be a feature of the division's agenda into the future.

The economic backdrop for corporate business sales, the key driver of which is employment and salary growth in the Irish economy, continued to be very favourable in 2005 with good increases in employment (numbers employed were ahead 4%) and salary levels which benefited the business. Sales grew 17% to €130m from €111m in 2004 with strong growth in all product categories and distribution channels, particularly Cornmarket which turned in an excellent sales performance. Defined contribution sales were ahead 17% led by incremental sales on existing schemes while protection and risk sales were ahead 33% reflecting success in winning several new schemes.

Investment Management

Irish Life Investment Managers ("ILIM") provides investment management services for the group's life and pensions business in addition to managing large segregated funds. It offers a wide range of active, consensus and multi-manager funds.

ILIM was the top performing pension fund manager in Ireland in 2005 and 2004 and its flagship consensus fund now enjoys a proven 10-year record of tracking the benchmark index over all time frames. ILIM generated total institutional inflows of €1.3bln in 2005 compared to €1.6bln in 2004 which included a number of very large mandate wins. On foot of strong sales and good investment performance funds under management increased 24% to €26.4bln from €21.3bln at 31 December 2004.

Disposal of City of Westminster Assurance

In June 2005 the group completed the disposal of City of Westminster Assurance Limited, a closed life assurance business in the UK which was considered non-core to the group. The consideration net of transaction costs, of €63m was paid in cash. The loss arising on the disposal of €26m on an embedded value basis includes a profit of €2m arising in the period up to the date of disposal. The €26m loss on disposal is reported below the line as a loss after tax on discontinued operations.

Treasury and Credit Risk

Treasury and credit risk throughout the group is approved and managed in accordance with a set of clearly defined policy statements and limits which have been approved by the board. These policies and limits are designed to safeguard the group's assets while permitting sufficient operational flexibility to ensure that an appropriate level of return is generated for shareholders.

Treasury Risk Management

All treasury activities within the group's banking operations are centralised within the Treasury division which is subject to strict internal control and reporting procedures which are monitored by the group's Assets and Liabilities Committee. This Committee, which operates under terms of reference which have been approved by the board, is chaired by the Group Finance Director and comprises members of senior management, including the Group Chief Executive. All of Treasury's activities are subject to limits on the size and the nature of exposures which may be undertaken. These limits are outlined in the Treasury policy document which is regularly reviewed by the board.

Liquidity Management

One of Treasury's primary responsibilities is the management of liquidity within the group. In carrying out this responsibility, Treasury's principal objective is to ensure that the group has sufficient funding available, at an optimal cost, to meet the operational needs of the group and to adhere to regulatory and prudential requirements. In this regard, the group's liquidity ratio at 31 December 2005 was 26%.

As a consequence of the high level of asset growth experienced by the group's banking operations in 2005, Treasury was particularly active raising a total of €6.1bln in the wholesale funding markets (including €395m in tier 2 capital a portion of which has been used to prefund future new business growth requirements).

The range of funding sources utilised by the group, which includes medium-term note issuance, commercial paper and mortgage securitisation, in addition to the short-term inter-bank market, reflects a policy of strategic diversification to prevent over reliance on any individual market. The group continues to maintain high quality long-term senior debt ratings with a Moody's Investors Service rating of "A1" and an equivalent rating from Standard and Poor's of "A+". These high quality credit ratings help to increase the availability and reduce the cost of wholesale funds to the group. As part of its liquidity management responsibilities, Treasury is also charged with the optimal investment of the group's liquid assets. In carrying out this function, Treasury invests in a range of interest rate instruments subject to strict board approved limits.

Non-trading Book Exposure Management

Treasury is also responsible for ensuring that the exposure to movements in interest and foreign currency exchange rates arising in the non-trading book of the group's banking operations is maintained within limits set by the board. The non-trading book comprises the bank's retail and corporate deposit books and its loan book combined with the inter-bank book, wholesale funding instruments and the liquid asset investment portfolio, which is managed by Treasury. Interest rate risk arises due to the fact that, in both the Retail and Treasury areas, certain assets and liabilities carry fixed rates (e.g. fixed rate mortgage products). Foreign currency exchange risk arises due to the fact that the group's banking operations conduct business in a range of currencies, principally Euro, Sterling and US dollar. It is the group's policy to hedge all foreign exchange risk as it arises. Interest and foreign currency exchange rate exposures arising in the non-trading book are managed to ensure compliance with IAS 39 "Financial Instruments" using a range of conventional hedging instruments including interest rate and currency swaps and forward rate agreements.

In managing exposures arising in the non-trading book, the group uses a Value at Risk (VaR) model. The VaR methodology used is an industry standard methodology for market risk measurement. VaR provides an estimate of the loss which will result from market movements over a given period of time within a specified probability of occurrence. Risk is calculated as the probable maximum loss in value that could arise in a ten day time horizon from movements in interest and foreign exchange rates with a 99% degree of probability. This means that there is a one in one hundred chance that any potential loss could be greater than that estimated using historical experience of daily price volatility in interest and foreign exchange rates of the previous 150 days.

The prices of similar financial instruments do not move in exact step with each other and, as a result, the total risk contained in a portfolio of different financial instruments cannot be calculated by taking the sum total of the individual risks. The VaR methodology employed by the group calculates the risk in each instrument held in the portfolio and measures the impact of diversification of the risk of the portfolio using an industry standard methodology called the variance-co-variance approach.

As with any market risk measurement system, the VaR methodology utilised by the group has recognised limitations. VaR does not measure "event" (e.g. crash) risk or capture assumptions about the range of likely changes in future market conditions, including behavioural assumptions about the various types of assets and liabilities (particularly those arising from retail transactions). Accordingly, the group supplements its VaR methodology with other risk measurement techniques including sensitivity analysis, which are best able to assess potential exposure to pre-defined moves in individual risk factors.

Within the non-trading book, the group accepts a degree of market price risk subject to the VaR, calculated as set out above, remaining within specified limits which are set by the board. At 31 December 2005, the VaR exposure of the group's bank non-trading book was €2.0m (2004: €3.9m). Further details of the exposures covered in the bank's non-trading book are set out in note 53 to the financial statements.

Foreign exchange exposures arise in the non-trading book due to the fact that the bank conducts business in a range of currencies. All foreign currency positions arising in the non-trading book are transferred to the trading book as they arise.

Trading Book

In addition to the responsibility for managing the liquidity and interest rate exposures arising in the banking operations' non-trading book, Treasury trades in liquid interest rate and foreign currency exchange rate instruments, and derivatives thereof, in order to profit from short-term changes in market values. Trading book exposures are subject to strict limits which have been approved by the board. Interest rate exposures within the trading book are measured using VaR. The methodology employed is the same as that utilised in respect of the non-trading book set out above. At 31 December 2005, the VaR exposure of the group's bank trading book was €0.1m. Foreign currency exposures are measured by reference to open positions (the sum of all long and short positions). All financial instruments held for trading purposes are clearly designated and are held separately from other holdings and all trading positions are marked to market.

Credit Risk Management

Credit risk throughout the group is approved and managed in line with a set of clearly defined policy statements, which have been approved by the board. Credit activities are monitored and controlled by the Group Credit Committee which is chaired by the Group Finance Director and comprises members of senior management (including executive directors).

The Group Credit Committee is responsible for developing and implementing credit policy within the context of the overall credit policy approved by the board. The group credit policy statement provides for tiered levels of discretion with regard to acceptance of credit exposures. Individual discretion limits are set by reference to the extent of the individual's experience, proven competence and the nature and scale of lending undertaken in the relevant business units. Lending proposals above individual discretion limits are referred to business unit credit committees, the Group Credit department, Group Credit Committee or the board, as appropriate. The Group Credit department is responsible for monitoring overall credit quality, adherence to credit policy and carrying out regular portfolio analysis.

Life Business Market Risk

Investment activity in the group's life business is carried out in accordance with a board approved investment policy. This policy is designed to ensure that investment activity is carried out in a prudent and controlled manner.

Within the group's life unit linked business, liabilities are fully matched with unitised assets with all market related risk directly borne by the policyholders. The principal market risk to which the shareholder is exposed relates to the holding of assets to support non-linked liabilities, the provision of discretionary participating contracts, initial funding of new unit linked funds, timing differences in the allocation of units in unit funds and the investment of free reserves/capital.

The asset mix for non-linked business is managed to be consistent with the objective of optimum matching and immunisation against the effects of movements in interest rates. The shareholders' free reserves / capital are invested in a mix of lower risk assets consistent with the objectives of maintaining the solvency of the company and limiting direct shareholder equity market exposure.

Shareholder market risk exposures are reported to and monitored by the group's Assets and Liabilities Committee. The Committee ensures that the investment activity carried on, either directly or on behalf of the life business, is consistent with the group's policies and procedures laid down for asset and liability risk management.

In addition each individual business unit operates an investment committee comprised of senior executives from the business and a representative from ILIM. These committees monitor fund investment mandates, the performance of funds against benchmark, the timeliness and accuracy of the allocation of units in unit funds and the duration matching of shareholder assets backing non-linked liabilities.

Life Insurance Risk

The main life assurance risks are mortality risk and morbidity risk. Mortality risk arises in two distinct areas, on assured lives where payments are made on the death of an individual, and on annuitant lives, where payments are made to an individual for a period before they die, such payments ceasing on death. Morbidity risk relates to payments made to individuals in the event of illness. These payments could be single lump sums or paid at regular intervals.

The risks are assessed at the time the policy is issued. This involves the completion of forms with relevant questions and may require medical examination. The underwriting of the risk takes place in light of the answers to the questions, the results of the medical examination and limits for risk cover developed over many years of experience. Most proposals for risk cover are accepted at "ordinary rates", a certain proportion of proposals are offered cover at a charge in excess of "ordinary rates", while a small percentage of proposals are declined. The underwriting limits are reviewed regularly by the company.

The company operates retention limits, whereby the amount of risk cover held by the company on any one individual case, or on a group of cases, is restricted to set amounts. Cover beyond these limits is reinsured with external reassurance companies. The main objective of the reinsurance is to ensure that likely statistical fluctuations of risk claims amounts are within acceptable levels from capital and profit perspectives. The reinsurance arrangements come in a number of forms, they can be on a quota share basis where a percentage of the total risk is reinsured or on a surplus basis where the excess over a given retention amount is reinsured, or a combination of these approaches. At present all new annuity business is 100% reinsured. The external reassurance companies used must meet minimum financial strength requirements as measured by credit rating agencies. A complete reassurance strategy is in place. This is updated annually and reviewed by the Group Assets and Liabilities Committee before being brought to the board for approval.

Corporate Responsibility

Irish Life & Permanent is a successful and profitable group. It owes that success to many factors – not least the very successful economy in which it operates. It's success also depends on the will and commitment of its staff and management, the support of its shareholders and other providers of capital and of course the support and loyalty of its customers and business intermediaries who buy and sell its products and services.

With success comes a greater recognition and appreciation of the roles and contribution of these and other stakeholders. The group also recognises its responsibilities as a business to them and the wider community and society in which it operates.

Corporate responsibility in the group is about how it views its obligations to its various stakeholders and how it lives up to those obligations in practice. The challenge is to balance its responsibilities to each of its stakeholders in a way that creates a successful and sustainable business in the long term.

In Irish Life & Permanent we have developed a Corporate Responsibility programme to address issues such as: what are our values as a company and how do we apply them? what are our standards of customer care? how much involvement do we have with our local communities? what are we doing to reduce an impact on the environment? We have appointed a full-time Corporate Responsibility (CR) Manager and we are committed to developing a full and balanced CR programme for the group. Details of our corporate responsibility initiatives and actions in 2005 and our plans for 2006 are set out in our Corporate Responsibility Report 2005 which is available on our website at www.irishlifepermanent.ie

Accounting Policies

Statutory Financial Reporting – IFRS Changes

IFRS came into effect from 1 January 2005 as the new statutory financial reporting basis for the group. It requires the adoption of new accounting policies and new financial reporting formats which are very different from those previously used.

A summary of the principal changes under IFRS and the embedded value methodology is set out below. Note 49 to the financial statements reconciles previously reported ROI GAAP to IFRS for 2004 and the group has published a detailed guide in relation to these changes and how they affect the group which is available on its website www.irishlifepermanent.ie

Group

At group level the most noticeable change relates to the format and presentation of the group's consolidated financial statements. We are no longer permitted in our primary financial statements to provide separate banking and life assurance profit & loss accounts and balance sheets. The three main components now contributing to earnings – banking, life assurance and the associate general insurance business – each with a different accounting basis are compressed into a single profit & loss account. The segmental information is provided in the notes to the financial statements.

The adoption of the IFRS policy on pension accounting by the group requires the recognition and provision for pension fund deficits (which would have previously been just disclosed) in the financial statements. Scheme deficits at January 1 2004 were recognised in the balance sheet. Adopting the "corridor approach" subsequent movements are only recognised to the extent that they exceed 10% of pension scheme assets or liabilities.

Other changes at group level arise from the standards on the treatment of goodwill and share based compensation. Goodwill is no longer amortised and the new accounting rules in relation to options require that the cost of any options issued must be charged in the income statement.

Banking

The impact of IFRS on reported banking earnings has principally to do with the spreading of discounts and commissions / fees (payable and receivable) over the expected life of a loan and prohibition of general provisions, most particularly general bad debt provisions.

Life Assurance

Accounting for life assurance or long-term insurance business under IFRS requires splitting the business between "insurance" contracts and "investment" contracts with the defining feature of insurance contracts being that they must contain significant insurance risks. The business represented by insurance contracts can continue to be accounted for as heretofore – that is on an embedded value basis. However the majority of Irish Life's business, being unit-linked, falls into the investment category under

IFRS. This investment business is now to be accounted for effectively on an accruals or quasi-cash flow basis under IFRS rather than the current embedded value basis. This accruals basis requires, inter alia, the immediate write-off of fixed acquisition costs (whereas front end fees received are spread over the life of the contract) and can produce misleading outcomes in reporting the profits on long-term savings and pension business.

Alternative Group Reporting – European Embedded Value

Irish Life has, since its flotation in 1991, adopted embedded value accounting as its primary reporting basis for its life assurance activities. While supporting the stated objectives of IFRS the group, and the life industry in general, is of the view that the new IFRS basis is unsatisfactory in terms of the measurement and reporting of the profitability and the value added from writing long-term life assurance business, specifically what it is now categorised as "investment" business. Accordingly, the group continues to manage all its life assurance business on the basis of embedded value metrics and to provide embedded value results to shareholders and the market by way of supplementary financial reporting.

Embedded value seeks to measure the value of the shareholders' interest in a life assurance business. This consists of the shareholders' equity – represented by net assets – plus the present value (i.e. a discounted cashflow) of future profits to be earned from the existing book of in-force business less the cost of required capital. Future profits are estimated using actuarial methods and best estimate assumptions regarding future expenses, lapses, mortality, interest rates etc. Embedded value does not include any value attributable to future new business.

Embedded value attempts to provide a realistic measure of value creation in a life assurance business which conventional accounting fails to do. However, historically a lack of transparency and consistency in methodologies across companies has hampered comparability. In May 2004, a group representing the Chief Financial Officers of major European insurers published a statement of European Embedded Value ("EEV") principles. These principles provide a framework for calculating and reporting supplementary embedded value information.

The IL&P group has adopted the new EEV framework for the financial reporting of all its group results from 2005 (with comparatives for 2004). In the group EV basis results life assurance activities – covering both insurance and investment contracts – are accounted for on an embedded value basis and banking and other activities are accounting for on an IFRS basis.

Consolidated Income Statement
For the year ended 31 December 2005

	2005 €m	2004 €m
Operating profit on continuing operations		
Insurance and investment	222	192
Banking	148	139
Other	(4)	–
	366	331
Share of associate	54	56
EV Basis - Operating profit before tax on continuing operations	**420**	**387**
Short-term investment fluctuations	94	26
Effect of economic assumption changes	13	30
Other credits	4	21
EV Basis - Profit before tax	**531**	**464**
Taxation	(16)	(33)
Government levy	(12)	(12)
EV Basis - Profit after tax on continuing operations	**503**	**419**
EV Basis - (Loss)/profit after tax on discontinued operations	(26)	10
EV Basis - Total profit after tax	**477**	**429**
IFRS adjustments in respect of insurance and investment contracts (pro-forma basis)	(124)	(74)
IFRS profit for year	**353**	**355**

Group Overview

IFRS Results*

The statutory profit (after tax) on continuing activities for the year ended 2005 was €353m*, in line with the 2004 outcome of €355m. The 2005 outcome includes a charge of €28m in respect of the uplift in the value of shares held for the benefit of policyholders. The increase in value of Irish Life & Permanent shares during 2005 increases policyholder liabilities but under IFRS the corresponding increase in the assets cannot be recognised. The corresponding charge in 2004 was €6m. In addition the 2005 outcome includes a charge of €13m in respect of properties held within the life assurance fund to reflect increases in the value of properties occupied by the shareholder. Under IFRS the corresponding increase in the value of the assets is taken directly to reserves. Adjusting for these two items the underlying statutory profit (after tax on continuing operations) increased by 9%.

The underlying growth in the statutory after tax profit on continuing operations reflects strong new business growth in both the banking and life businesses, combined with good growth in investment markets and tight cost control. In the bank total loan balances outstanding increased 24% to €26.2bln (2004: €21.1bln) with total new loans issued of €9.8bln (2004: €8.0bln). The principal driver of this growth was a 22% increase in residential mortgages outstanding in Ireland which grew to €17.8bln from €14.6bln in 2004. This growth in assets combined with growth of 27% in current account balances outstanding which increased to €2.2bln from €1.7bln was the principal reason for the 7% increase in net interest income which grew to €366m from €341m in 2004.

In the life business, new business issued (including fund flows into ILIM) on an APE basis increased by 25% to €388m (2004: €310m). Gross inflows into ILIM were €1.3bln compared to €1.6bln in 2004. The strong growth in insurance new business is reflected in the 10% growth in premiums on insurance contracts which increased to €484m from €442m in 2004 and a change in shareholders' value of in-force business of €76m which was significantly ahead of 2004 (€28m). The growth experienced on the life business investment contracts served to depress the reported growth in statutory basis pro-forma profits due to the manner in which revenues and sales costs are treated under IFRS.

* As set out in the basis of preparation the group has applied IAS 32, IAS 39, and IFRS 4 from 1 January 2005. Pro-forma 2004 results have been restated to include the impact of these IFRS. Unless otherwise stated all comparatives are to pro-forma results.

Administrative expenses increased 10% to €470m from €428m in 2004. The 2005 costs included €11m in restructuring charges in the bank, €8m development costs in the life business (2004: €4m) and the cost of employee share options of €6m (2004: €1m). Adjusting for these items the underlying level of cost growth was 5%.

Lastly the post-tax profits achieved in Allianz, a general insurance business in which the group has a 30% interest, were €54m, slightly down on the 2004 level of €56m.

EV Basis Results

The profit after tax on continuing operations increased 20% to €503m from €419m in 2004 principally reflecting strong life embedded value earnings and a reduced life tax charge in the year.

At operating profit level earnings increased by 9% to €420m from €387m in 2004. This growth principally reflects the increase of 16% in the contribution from the group's life assurance activities driven by significant growth in new business profits which were ahead 62% to €94m. Banking profits which were ahead 6% to €148m from €139m in 2004 were negatively impacted by €7m in trading losses in the first half of the year which arose on positions which, under IFRS, fall to be marked to market. Excluding this item underlying pre-tax profits in the bank were ahead 10%.

The post tax contribution from the group's holding in Allianz (Ireland), a general insurance business, was €54m compared to €56m reported in 2004. This reflects a strong underwriting result, which includes prior year reserve releases, in continuing favourable market conditions and the impact of the good investment markets which prevailed throughout the year.

The growth in investment markets in 2005 resulted in positive short term investment fluctuations of €94m (2004: €26m) in the group's life assurance operations. This principally reflects the boost to unit-linked management fees as a result of the growth in policyholder funds which have benefited from the strong investment markets in 2005 and exceeded the embedded value assumptions.

The 2005 outcome also includes a positive impact of €13m arising from changes to the economic assumptions used to calculate the life assurance embedded value (2004: €30m). This principally reflects the reduction in the risk discount rate used to compute the embedded value from 6.7% to 6.5% and which in turn reflected a reduction in euro gilt rates.

The taxation charge of €16m is made up of a €42m charge on life and banking operating profits – giving an effective tax rate of 11% - offset by a deferred tax credit of €26m principally related to the short term investment fluctuations of €94m. This offset reflects the reinstatement of certain tax credits which were not previously regarded as recoverable within the EV assumptions.

The bank levy charge of €12m which has been a feature of the group's tax charge for the past three years will not recur going forward.

The 2005 outcome includes a loss after tax on an EV basis of €26m which was incurred on the disposal of City of Westminster Assurance, the group's closed life assurance business in the UK, which is reported below the line as a loss after tax on discontinued operations. The sale of this company occurred on 2 June 2005 for a consideration, after transaction costs, of €63m. The loss arising on the disposal of €26m includes a profit of €2m arising in the period up to the date of disposal.

The total profit after tax for the year ended 31 December 2005 was €477m, an 11% increase on the 2004 outcome of €429m.

Banking Business

The results of the group's banking business for the year ended 31 December 2005 are set out below:

	2005 €m	2004 €m
Net interest income	377	349
Other income	40	39
Trading income	(4)	6
	413	394
Administrative expenses	(255)	(245)
Impairment provisions	(12)	(10)
Operating profit before tax and exceptional items	146	139
Investment gains	13	–
Exceptional costs	(11)	–
	148	139

The operating profit before tax and exceptional items generated by the group's banking business increased 5% to €146m from €139m in 2004. The 2005 outcome was negatively impacted by trading losses of €7m which arose on positions marked to market under IFRS. These positions were closed out in the first half of the year. These losses could not be offset by €12m of gains which arose on the closing out of interest rate positions on transition to IAS 39 and which are required to be amortised over three years. Excluding this negative item, the underlying pre-tax operating profit in the bank was ahead 10%.

Net interest income rose 8% to €377m from €349m in 2004 driven by continued strong growth in new lending, with asset balances growing 22%, and current account balances which offset the impact of increased levels of wholesale funding on the net interest margin.

The net interest margin in 2005 was 1.29% which compares with a margin of 1.40% in 2004. The principal reason for the reduction in margin was, as expected, the requirement to fund the strong growth in new lending and associated 25% liquidity requirement largely in the wholesale money markets.

Other income at €40m compares to €39m in 2004 and reflects a modest level of growth in current account and related fee income following on from the very successful fee-free current account marketing strategy in which the bank engaged in 2005. A total of 67,000 new current accounts were opened in the bank in 2005 leading to a 27% increase in current account balances which grew to €2.2bln.

Other income reported in the bank includes no contribution from bancassurance sales, the earnings from which are included in the pre-tax profit reported in the group's life assurance activities. Sales of life and pensions products in 2005 were €65m on an APE basis, an increase of 20% on 2004. Pre-tax operating profits achieved on the bancassurance book of life business in 2005 were €46m, up 26% on the 2004 level of €37m.

Trading income for 2005 was a negative €4m compared to a positive €6m achieved in 2004. As noted above the 2005 outcome arose due to certain positions taken in financial instruments which fall to be accounted on a mark-to-market basis under IFRS. These positions were closed out in the first half of the year and generated trading losses of €7m. The losses in the first half can be regarded as non-recurring and were reduced by €3m of trading profits in the second half of the year.

Administrative expenses increased 4% to €255m from €245m in 2004. Included in the 2005 outcome is a charge of €3m in respect of the cost of employee share options under IFRS2. Excluding this item cost growth of 3% compares favourably with the level of underlying salary inflation within the Irish economy. Cost management continues to be a key focus within the bank in 2006.

Impairment provisions against loans in 2005 were €12m compared to €10m in 2004 and reflect the very good credit quality which prevails within all of the group's loan portfolios, where realised bad debt losses are insignificant. Provisions held against the portfolios continue to be conservative, notwithstanding the write back of general provisions necessitated by IAS 39, with reserves of €52m compared to an arrears of €38m at 31 December 2005.

Exceptional costs of €11m reflect the costs of a restructuring plan which is presently underway in the bank in relation to phase three of the transformation programme. The objective of the plan is to improve the cost efficiency and sales capability of the organisation. It is anticipated that the restructuring plan will be completed in 2006 and that it will have a significant positive impact on costs and revenues going forward.

Investment gains of €13m represent an uplift in the value of investment properties which are held by the bank.

Insurance and Investment Business

The results of the group's insurance and investment business presented on an EV basis for the year ended 31 December 2005 are set out below:

	2005 €m	2004 €m
New business contribution	94	58
Contribution from in-force business		
Expected return		
In-force	74	69
Net worth	20	19
Experience variances	15	11
Assumption changes (net of development expenditure)	19	35
	128	134
Operating profit before tax	222	192

The operating profit before tax on the group's life business was €222m in the year ended 31 December 2005, a 16% increase on 2004. This reflects a 62% increase in the new business contribution which improved to €94m from €58m in 2004 and which more than offset a 4% reduction in the contribution from the in-force business (from €134m to €128m in 2005) which was principally due to a €16m reduction in the level of assumption changes falling from €35m in 2004 to €19m in 2005.

The expected return on the in-force book increased 7% from €69m to €74m as the growth in the book offset the reduction in the risk discount rate. The expected return on net worth relates to earnings on shareholder assets including solvency capital and is calculated by reference to the assumed long term returns on property and where relevant equities combined with the actual earnings on short-term cash. The return of €20m in 2005 is in line with 2004.

Experience variances were positive at €15m compared to €11m in 2004 with strong risk experience achieved during the year on both mortality and morbidity.

The retail business successfully completed the Horizon project during 2005. The core objective of this project was a fundamental redesign of the business process to achieve operational efficiencies and leveraged use of this newer technology. In the year ended 31 December 2005 development expenditure of €8m (2004: €4m) on the project was written off against assumption changes as additional synergy gains arising from the deployment of the technology and the migration of policies from older systems were realised during the year. The capitalised impact of these synergy gains, a positive €8m in 2005 (2004: €4m), has been recognised as a positive change in operating assumptions.

The other operating assumption changes (excluding Horizon impacts) of €19m in 2005 principally relate to continued sustained improvements in morbidity experience and improved cost efficiencies within the business. These improvements have been capitalised within the embedded value. The operating assumption changes in 2004 of €35m principally related to the capitalisation of improved mortality experience.

The assumptions underlying the embedded value continue to be prudent.

The new business contribution for the year ended 31 December 2005 increased 62% to €94m from €58m in 2004. The principal reason for this significant uplift in new business contribution was a 25% increase in life new business sales (excluding ILIM) to €388m on an APE basis in 2005 combined with improved new business margins and a favourable product mix.

Overall new business margins, excluding ILIM, were 20.4% compared to 14.9% in 2004. Including ILIM new business margins were 18.1% (2004: 12.4%) made up as follows:

	2005 %	2004 %
Life	20.4	14.9
Investment (ILIM)	11.4	7.6
	18.1	12.4

A number of factors including a favourable product mix, improved pricing on protection products and lower unit selling costs all combined to drive life margins in excess of 20% compared to the group's target of 17%. The increase in investment margins is largely due to the mix of business as 2004 sales included a number of very large low margin mandates.

When calculated on the basis of present value of new business premiums ("PVNBP") margins improved from 1.6% in 2004 to 2.4% in 2005 which is broadly the same order as the improvement under the APE basis.

The PVNBP margin is as follows:

	2005 %	2004 %
Life	3.1	2.2
Investment (ILIM)	1.1	0.8
	2.4	1.6

Capital and Liquidity

The group's capital and liquidity position continues to be strong. The Tier 1 total capital ratio at 31 December 2005 was 12.6% (31 December 2004: 11.2%) while the liquidity ratio within the group's banking business was 26% (31 December 2004: 25%). The solvency margin in Irish Life Assurance plc, the group's principal life business was covered 1.7 times by available assets (31 December 2004: 1.7 times).

Dividend

The directors have proposed a final dividend of 42.8 cent per share. Subject to shareholder approval the dividend will be paid on 31 May 2006 to shareholders on the register as at 28 April 2006. The ex-dividend date is 26 April 2006. The final dividend will bring the total dividend for the year to 60.5 cent, an increase of 10% on the 2004 total dividend of 55.0 cent per share. The dividend is covered 2.9 times by total profit (2.2 times at the operating profit level) and represents an approximate yield of 3.2% on the basis of the share price at the beginning of March 2006.

Group Senior Management



David Went
Group Chief Executive



Denis Casey
*Chief Executive – **permanent tsb***



Peter Fitzpatrick
Group Finance Director



Kevin Murphy
Chief Executive – Irish Life Retail



Donal Casey
Chief Executive – Corporate Business



David Gantly
Group Treasurer



Gerry Keenan
Chief Executive - Irish Life Investment Managers



David McCarthy
Group Chief Financial Officer



Bruce Maxwell
Chief Actuary



Niall Saul
Group Head of Human Resources and Organisation Development



Hilary Flood
Group Chief Risk Officer



Brendan Healy
Group Chief Information Officer

The directors present their annual report and audited financial statements to the shareholders for the year ended 31 December 2005

Results

The group profit for the year attributable to equity holders was €353m (2004: €419m) after taxation and was arrived at as shown in the consolidated income statement on pages 38 and 39. €12m has been transferred from non-distributable reserves (2004: €173m to non-distributable reserves) with the balance of profit after allowing for dividends (€152m) and the purchase of own shares to be transferred to distributable reserves.

Dividends

An interim dividend of 17.7 cent per share, which amounted to €48m, was paid on 16 November 2005. The directors have proposed a final dividend of 42.8 cent per share which amounts to €116m. This will, subject to the approval of the shareholders, be paid on 31 May 2006. The total dividend for the year is 60.5 cent per share (2004: 55.0 cent), which amounts to €164m (2004: €149m).

Review of the business and likely future developments

A detailed review of the group's performance during the year and an indication of likely future developments are set out in the Chairman's statement on pages 6 to 7 and in the Group Chief Executive's Review and the Overview of Business Performance on pages 8 to 20. Information on the principal risks and uncertainties and key performance indicators in the business as required by European Accounts Modernisation Directive (2003/51/EC) are included in the Overview of Business Performance and in note 53 in the financial statements.

Accounting policies

As required by European Union (EU) law from 1 January 2005, the financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as adopted by the EU as set out in the group accounting policies on pages 48 to 59.

Corporate Governance

The Directors' Report on Corporate Governance is set out on pages 24 to 28.

Capital

During 2005, 1,963,452 shares were issued for a total consideration of €23m under the group's share option schemes. At 31 December 2005 Irish Life Assurance plc, a subsidiary of the group held 8.0m (2004: 7.1m) shares representing 2.9% (2004: 2.6%) of the issued share capital of the company. These shares are held on behalf of policyholders.

Under the authority granted at the 2000 AGM and renewed at the 2004 AGM the company can make on-market purchases of its own shares. This authority was not exercised in the course of 2005.

Directors

The names of the directors, together with a short biographical note on each, appear on pages 4 and 5. Gillian Bowler, Kieran McGowan and Kevin Murphy retire by rotation in accordance with the Articles of Association and being eligible offer themselves for re-election. Philip Lynch retired from the board on 20 May 2005 and Brian McConnell retired from the board on 30 June 2005.

Details of the directors' and secretary's interest in the share capital of the company and of transactions involving directors are set out in note 52 to the financial statements.

None of the directors' service contracts have notice periods exceeding 12 months.

Interests in the ordinary shares of the company

The directors have been notified of the following substantial interests in the issued share capital of the company as at 29 March 2006:

Bank of Ireland Asset Management Ltd.	7.0%
Capital Group	4.6%

Accounting Records
The directors believe that they have complied with Section 202 of the Companies Act, 1990 with regard to books of account by employing financial personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of the company are maintained at principal offices and branches of the company as listed on pages 146 and 147.

Political Donations
The directors have satisfied themselves that there were no political contributions, which require disclosure under the Electoral Act 1997.

Subsidiaries and associated companies
The principal subsidiary and associated undertakings and the group's interests therein are shown in note 51 of the group financial statements.

Branches outside the State
Irish Life & Permanent plc has established branches, within the meaning of Regulation 25 of the European Communities (Accounts) Regulations, 1993 (which gave effect to EU Council Directive 89/666/EEC), in the United Kingdom.

Independent Auditors
In accordance with Section 160(2) of the Companies Act, 1963 the Auditors, KPMG, Chartered Accountants, will continue in office.

On behalf of the Board

Gillian Bowler
Chairman

David Went
Group Chief Executive

Peter Fitzpatrick
Group Finance Director

Ciarán Long
Company Secretary

3 April 2006

The directors endorse the 2003 Combined Code on Corporate Governance which sets out Principles of Good Governance and a Code of Best Practice and which was appended to the Listing Rules of the Irish and London Stock Exchanges. The directors have reviewed the group's corporate governance arrangements in the light of the 2003 Code and believe that they are fully in compliance.

The directors have developed a code of practice, which deals with, among other matters, issues of corporate governance. This code of practice is designed to ensure that the main principles and the supporting principles of good governance set out in Section 1 of the 2003 Combined Code are applied within the group.

Role of the Board

There is an effective board to lead and control the group. The board has reserved to itself for decision a formal schedule of matters pertaining to the group and its future direction such as the group's commercial strategy, major acquisitions and disposals, board membership, appointment and removal of the Company Secretary, executive remuneration, trading and capital budgets, and risk management policies. All strategic decisions are reserved to the board. Documented rules on management authority levels and on matters to be notified to the board are in place, supported by an organisational structure with clearly defined authority levels and reporting responsibilities.

The board currently comprises seven non-executive and four executive directors. Biographies of each of the directors are set out on pages 4 and 5. The roles of the Chairman and the Group Chief Executive are separated and are clearly defined, set out in writing and agreed by the board. The board considers all the non-executive directors to be independent of management and free of any business or other relationship which would interfere with the exercise of their independent judgement. In particular, the board notes that Eamonn Heffernan is a former partner of Mercer Human Resource Consulting ("Mercer"). Mercer, as pension consultants and actuaries, has a material business relationship with the group. The board is satisfied that Eamonn Heffernan's prior involvement with Mercer is such that it does not interfere with his independent judgement. The board has nominated Kieran McGowan as the senior independent non-executive director.

The board has seven scheduled meetings per year and also meets on other occasions as considered necessary. Full board papers are sent to each director in sufficient time before board meetings and any further papers or information are readily available to all directors on request. The board papers include the minutes of all committee meetings which have been held since the previous board meeting and the Chairman of each committee is available to report on the committee's proceedings at board meetings if appropriate. Attendance at scheduled board and committee meetings is outlined on page 28. The board receives formal reports on group compliance matters at each of its meetings.

The board has a formal performance review process to assess how the board and its committees are performing. This process, facilitated by an external consultant, comprises a detailed and rigorous examination by directors of all aspects of board and committee performance. A report produced by the external consultant identifies any measures which can enhance this performance and these are considered by the full board. The performance of each individual non-executive director is assessed by the Chairman and is discussed with the director concerned. The non-executive directors, led by the senior independent director, evaluate the performance of the Chairman, taking into account the views of executive directors. All performance reviews take place on an annual basis.

The Chairman meets at least once a year with the non-executive directors without the executives present.

Procedures are in place for directors, in furtherance of their duties, to take independent professional advice and training, if necessary, at the group's expense. The group has arranged directors' and officers' liability insurance cover in respect of legal action against its directors. Appropriate training is arranged for directors on first appointment and the Chairman also ensures that the directors continually update their skills and knowledge through appropriate seminars and presentations. The Company Secretary is responsible for advising the board through the Chairman on all governance matters.

All directors have direct access to the Company Secretary.

Where directors have concerns which cannot be resolved about the running of the company or a proposed action, they will ensure that their concerns are recorded in the board minutes. On resignation, a non-executive director will provide a written statement to the Chairman, for circulation to the board, if they have such concerns.

Board Committees

The board has established a number of committees which operate within defined terms of reference. These committees are the Audit Committee, the Remuneration and Compensation Committee and the Nomination Committee, all of which are committees of the board. All of these committees are composed of non-executive directors all of whom are considered by the board to be independent. Membership and Chairmanship of each committee is reviewed at least every two years. Detailed terms of reference for each of the committees are available on request and on the group's website (www.irishlifepermanent.ie).

Audit Committee

The Audit Committee comprises Finbar Sheehan (Chairman), Breffni Byrne, Danuta Gray and Eamonn Heffernan. The board ensures that at least one member of the committee has recent and relevant financial experience. The Audit Committee provides a link between the board and the external auditors, is independent of the group's management and is responsible for making recommendations in respect of the appointment of external auditors and for reviewing the scope of the external audit. It also has responsibility for reviewing the group's annual report and financial statements, the Appointed Actuary's Report and the effectiveness of the group's internal control systems and risk management process. The committee monitors the group's compliance and internal audit procedures and considers issues raised and recommendations made by the external auditors and by the internal audit and compliance functions of the group. The committee meets at least annually with the external auditors in confidential session without management being present. The committee also monitors and reviews the group's risk management process and receives regular reports from management on the findings of the process. The committee reviews the arrangements by which staff of the group may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters.

The Audit Committee reviews the non-audit services provided by the external auditors based on the policy approved by the board in relation to the provision of such services. Fees paid in respect of audit, audit related and non-audit services are outlined in Note 12 to the Group Financial Statements. Audit related services are services carried out by the auditors by virtue of their role as auditors and include assurance related work, regulatory returns and accounting advice. The non-audit services provided principally relate to tax advice. In line with best practice the auditors do not provide services such as financial information system design and valuation work which could be considered to be inconsistent with the audit role.

Remuneration and Compensation Committee

The Remuneration and Compensation Committee comprises Eamonn Heffernan (Chairman), Gillian Bowler, David Byrne and Kieran McGowan. This committee considers all aspects of the performance and remuneration of executive directors and senior executives and, having consulted with the Chairman and Group Chief Executive, sets the remuneration of these executives, under advice to other non-executive directors. The committee also has responsibility for setting the remuneration of the Chairman. Senior management succession issues are also addressed by this committee.

The committee uses the Hay Group ("Hay") for advice on executive director and senior management remuneration. Apart from this, Hay provides no significant services to the group nor has any other connection with the group.

Nomination Committee

This committee comprises Gillian Bowler (Chairman), Kieran McGowan and Finbar Sheehan. The committee is charged with responsibility for bringing recommendations to the board regarding the appointment of new directors and of a new Chairman. The Chairman will not chair the committee when it is dealing with the appointment of a successor to the Chairman. Decisions on board appointments are taken by the full board. The committee uses external consultants to assist in identifying and considering candidates from a wide range of backgrounds in the context of a description of the role and capabilities required for a particular appointment. All directors are subject to election by the shareholders at the first opportunity after their appointment.

The committee keeps under review the leadership needs of the group, both executive and non-executive, with a view to ensuring the continued ability of the group to compete effectively in the marketplace.

This committee is also responsible for reviewing the effectiveness of the board's operations, including the Chairmanship and composition of board committees.

Subject to satisfactory performance, non-executive directors are typically expected to serve two three-year terms, although the board may extend an invitation to serve a further three-year term. The form of appointment letter for non-executive directors appointed after 1 January 2004 is available for inspection and is also included on the group's website. The remuneration of the non-executive directors is determined by the board within the parameters decided by the shareholders and on the advice of the Chairman and the Group Chief Executive. The term of office of the Chairman is six years regardless of any previous term as a director. Under the Articles of Association directors are required to submit themselves to shareholders for re-election to the board every three years.

Communication with Shareholders

The group has an ongoing programme of meetings between its senior executives, institutional shareholders, analysts and brokers. These meetings, which are governed by procedures designed to ensure that price sensitive information is not divulged, are wide ranging and are designed to facilitate a two way dialogue based upon the mutual understanding of objectives.

In addition the Chairman, and the senior independent director, attend the announcement of both interim and preliminary final results, to which major shareholders are invited, and where they have the opportunity to question and discuss any issue pertaining to the business. Outside of these occasions major shareholders can meet with the Chairman or the senior independent director on request. In addition, major shareholders are invited to meet newly appointed non-executive directors.

The board is kept appraised of the views of shareholders and the market in general through the feedback from the meetings' programme and results presentations. Analysts' reports on the company are also circulated to the board members on a regular basis. Finally the group periodically commissions independent sample surveys of shareholders and stockbroker analysts to ascertain market perceptions of the group and any issues arising. The results of these surveys are provided to the board.

The annual report is designed, through the Chairman's Statement and the Group Chief Executive's Review and the Overview of Business Performance, in addition to the detailed financial information contained in the report, to present a balanced and understandable assessment of the group's position and prospects. The group uses its internet website (www.irishlifepermanent.ie) to provide information and access to investors. The investor relations section of the website is updated with the company's stock exchange releases and formal presentations to analysts and investors as they are made.

The directors comply with the 2003 Combined Code as it relates to the disclosure of proxy votes, the separation of resolutions and the attendance of Committee Chairmen at the annual general meeting.

Internal Control

The board has overall responsibility for the group's system of internal controls and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material mis-statement or loss.

The 2003 Combined Code has a requirement for the directors to review annually the effectiveness of the group's system of internal control. This requires a review of the system of internal controls to cover all controls including:

- Financial
- Operational
- Compliance and
- Risk Management

Formal guidance for Directors on the implementation of the requirements entitled "Internal Control: Guidance for Directors on the Combined Code", was published in September, 1999 ("the Turnbull guidance"). The board has established the procedures necessary to implement the Turnbull guidance and was fully compliant with it during 2005 and up to the date of approval of the financial statements.

The Audit Committee has reviewed the effectiveness of these systems of internal control and reported thereon to the board.

The board has delegated to executive management the planning and implementation of the systems of internal control within an established framework which applies throughout the group.

The directors have responsibility for maintaining a system of internal control which provides reasonable assurance of effective and efficient operations, internal financial control and compliance with laws and regulations. The board has established an ongoing process for identifying, evaluating and managing the significant risks faced by the group. This risk management process is regularly reviewed by the board in accordance with the guidance provided by Turnbull. The board confirms that appropriate actions have been taken to remedy any significant control weaknesses identified in the review process.

The group's business involves the acceptance and management of a range of risks. The group's system of internal control is designed to provide reasonable, but not absolute, assurance against the risk of material errors, fraud or losses occurring. It is possible that internal controls can be circumvented or overridden. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time. The group's key internal control procedures include the following:

- An organisational structure with formally defined lines of responsibility and delegation of authority.
- Established systems and procedures to identify, control and report on key risks. Exposure to these risks is monitored mainly through the operations of the Group Assets and Liabilities Committee and the Group Credit Committee. Their activities are described in the Overview of Business Performance on pages 12 to 15. The terms of reference of these committees, whose members include executive directors and senior management, are reviewed regularly by the board.
- Comprehensive budgeting systems are in place with annual financial budgets prepared and approved by the board. Actual results are monitored and there is regular consideration by the board of progress compared with budgets and forecasts.
- There are clearly defined capital investment control guidelines and procedures set by the board.
- Responsibilities for the management of credit, investment and treasury activities are delegated within limits to line management. In addition, management has been given responsibility to set operational procedures and standards in the areas of finance, legal and regulatory compliance, internal audit, human resources and information technology systems and operations.
- The internal audit function, which is centrally controlled, monitors compliance with the group's policies and standards and the effectiveness of internal control structures across the group. The work of internal audit follows a risk based approach. The Group Head of Internal Audit reports to the Group Chief Risk Officer and the Audit Committee and has direct access to the Audit Committee. The Audit Committee monitors and reviews the effectiveness of the internal audit activities on an ongoing basis.
- Compliance in the group is controlled centrally under the Group Head of Compliance. Divisional compliance officers are in place in all of the group's operating divisions.
- There is a risk management programme in place in each business throughout the group whereby executive management reviews and monitors, on an ongoing basis, the controls in place, both financial and non financial, to manage the risks facing that business.

The Audit Committee reviews the internal audit, compliance and risk management programmes. The Group Head of Internal Audit and the Group Head of Compliance report regularly to the Audit Committee. In addition the head of each operating division and each group function report to the Audit Committee yearly under the risk management programme.

The Audit Committee also reviews the half year and annual financial statements and the nature and extent of the external audit. There are formal procedures in place for the external auditors to report findings and recommendations to the audit committee. Any significant findings or identified risks are examined so that appropriate action can be taken.

Going Concern

After making appropriate enquiries, the directors consider that the group has adequate resources to continue business for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

Compliance with the 2003 Code

The Irish Stock Exchange and the UK Listing Authority require listed companies to disclose, in relation to section 1 of the 2003 Code, how they have applied its principles and whether they have complied with its provisions throughout the accounting year.

The Company has complied fully throughout the most recent accounting period with the provisions set down in Section 1 of the 2003 Code including the application of its principles as set out in this report. The auditor's report within the Annual Report covers their review of the Company's compliance with the nine provisions of the 2003 Code specified for their review by the listing rules of the Irish Stock Exchange.

Attendance at Scheduled Board and Board Committee Meetings during the year ended 31 December 2005

	Board		Audit		Remuneration and Compensation		Nomination	
	A	B	A	B	A	B	A	B
Non-executive Directors								
Gillian Bowler	7	7	–	–	7	7	2	2
Breffni Byrne	7	7	8	8	–	–	–	–
David Byrne	7	6	–	–	7	7	–	–
Danuta Gray	7	6	8	5	–	–	–	–
Eamonn Heffernan	7	7	8	8	7	7	–	–
Philip Lynch *	3	–	–	–	–	–	–	–
Kieran McGowan	7	7	–	–	7	7	2	2
Finbar Sheehan	7	7	8	8	–	–	2	2
Executive Directors								
David Went	7	7	–	–	–	–	–	–
Denis Casey	7	7	–	–	–	–	–	–
Peter Fitzpatrick	7	7	–	–	–	–	–	–
Brian McConnell **	4	4	–	–	–	–	–	–
Kevin Murphy	7	7	–	–	–	–	–	–

Column A indicates the number of scheduled meetings held during the period the director was a member of the Board and/or the Committee.
Column B indicates the number of scheduled meetings attended during the period the director was a member of the Board and/or Committee.

* Retired 20 May 2005

**Retired 30 June 2005

This report sets out the remuneration policy for the group's senior executives, including executive directors.

Remuneration and Compensation Committee

The members and role of the Remuneration and Compensation Committee are outlined on page 25 of the report on Corporate Governance.

Remuneration policy

In framing the group's remuneration policy the board confirms that it has complied with the 2003 Code. The group's policy on senior executive remuneration (including executive directors) is to reward executives competitively in order to ensure that the group continues to attract and retain high calibre executives and that they are properly motivated to perform in the best interests of the shareholders. The policy is also designed to ensure that there are adequate succession plans in place.

The Remuneration and Compensation Committee makes recommendations to the board on the group's executive remuneration policy taking into account a number of factors, including the comparative market places in which the group operates and performance relative to these market places. The need to ensure that there is a strong alignment of interest between executives and shareholders is addressed through a combination of rewards which includes annual bonus and share option schemes. In all cases, rewards are subject to stringent performance criteria. The committee seeks external advice on these matters. In 2006, the board proposes, subject to shareholder approval, to introduce a long-term incentive plan for senior management. Full details of the proposed scheme are contained in the notice of the A.G.M. and the Chairman's letter.

Non-Executive Directors

Non-executive directors are remunerated solely by way of fees in respect of their board membership, full details of which are set out on page 34.

Executive Directors

The remuneration of the executive directors comprises a basic salary, certain benefits, short-term performance bonuses and pension entitlements. In addition executive directors participate in the group's employee profit sharing and savings related option scheme and in the group's share option schemes. Each of these elements is discussed below and details of the total remuneration are set out on pages 32 and 33.

Basic Salary

The basic salary is reviewed annually having regard to competitive market practice.

Benefits

Executive directors are entitled to a company car or a car allowance. The group also pays private health insurance on behalf of the directors and their families. In addition executive directors may avail of subsidised house purchase loans. Loans to executive directors are on the same terms and conditions as loans to other eligible Irish Life & Permanent management.

Annual bonus

Annual bonus awards in any year are determined by the Remuneration and Compensation Committee by reference to criteria which are set by the committee and by reference to the overall profit performance of the group. The award to the Group Chief Executive extended up to 60% of basic salary and in 2005 in the case of the other executive directors, the awards extended up to 80% of basic salary.

Pensions

There are two defined benefit pension arrangements in place for executive directors:

Irish Permanent Executive Pension Scheme - this is a defined benefit scheme of which Peter Fitzpatrick is a member.

Irish Life Assurance plc Pension Scheme – Denis Casey and Kevin Murphy are members of this defined benefit scheme.

The group contributes to these pension schemes. Pension benefits are determined solely in relation to basic salary with the exception of pension benefits for Denis Casey and Kevin Murphy. In accordance with the terms of their contracts of employment when they became employees of the group, Denis Casey's and Kevin Murphy's annual bonuses are pensionable but are averaged over a number of years to take account of the variable nature of the payment. In 2005, pensionable bonuses were restricted to 75% of the annual bonus.

David Went is not a member of any of the group's defined benefit pension schemes. Instead the group makes payments to a defined contribution scheme for his benefit. As this is a defined contribution arrangement with no capitalisation effect, the board agreed to relate these payments to both salary and annual bonus.

Directors' Fees from another company

Where an executive director of the group is remunerated for service as a non-executive director of another company and retains such remuneration, the amount of this remuneration is disclosed.

Share option schemes

The group has four share option schemes in place which conform with the guidelines of the Irish Association of Investment Managers and were approved by the shareholders in 1994, 1999, 2000 and 2001. The option schemes are designed to encourage staff and in particular senior executives to identify with shareholder interests. It is current policy to phase the grant of options.

Executive directors, in common with other senior executives hold options under the 1994 and 1999 schemes. These schemes are now closed and no further options can be allocated under them.

Executive directors and other senior executives may participate in the allocation of options under the 2000 scheme. Executives are selected to participate in this scheme based on performance criteria set by the Remuneration and Compensation Committee.

The 2001 scheme is a Revenue approved share option scheme in which all employees including executive directors of the company and certain subsidiaries may participate. Under this scheme 30% of the options may be granted to key employees with the remaining 70% granted on similar terms to the remaining eligible staff. The Remuneration and Compensation Committee selects key employees which may include executive directors based on performance criteria. Key employees have specialist skills, qualifications and relevant experience which are considered vital to the future success of the group.

Options are exercisable under the following circumstances:

- 1994 scheme options are exercisable if the growth in the group's earnings per share ("EPS") exceeds the growth in the Irish Consumer Price Index ("CPI") over any three years following the grant of the options.

- The 1999 scheme was established to replace the unexercised share options which had been granted in Irish Life plc prior to the merger with Irish Permanent plc in 1999. As a result of the merger all of the options granted in Irish Life plc became exercisable and therefore there are no performance criteria applying to these options.

- Under the 2000 scheme, 50% of the options are exercisable only if growth in the group's EPS in the three year period after grant exceeds growth in CPI plus 5% p.a. compounded over the period. The balance of the options are exercisable in equal installments after the fourth and fifth anniversary of the date of grant subject to growth in EPS in the three year period after grant exceeding growth in CPI plus 10% p.a. compounded and EPS growth being in the top 25% of a peer group of financial service companies. Following the introduction of IFRS and as permitted under the scheme the directors have amended the calculation basis for EPS to reflect the EV earnings basis which the directors believe is a more realistic measure of the performance of a life business and is the measure used by the investment community to assess the performance of life businesses. There is no change to the EPS growth criteria. The requirement that EPS growth be in the top 25% of a peer group of financial services companies has, as permitted under the scheme, been deleted since it is not possible to obtain comparable EPS growth information, following the introduction of IFRS for all quoted companies in Europe in 2005.

- Options under the 2001 scheme are exercisable where EPS growth in any three year period after the granting of the options exceeds the increase in CPI plus 5% p.a. compounded.

Options under all of the above schemes are issued at the market price on the day preceding the date of the grant. Options are granted at no consideration. The aggregate exercise price of options granted under the share options schemes may not exceed eight times an executive's emoluments. In total not more than 15% of the issued share capital of the group can be put under option in any ten year period. In addition over any 3 year period the number of shares which may be placed under option may not exceed 4.5% of the group's issued share capital. Options lapse if not exercised within ten years of grant.

The group also operates a savings related option scheme in which executive directors may participate on the same terms and conditions as all other eligible members of staff. Under the savings related option scheme employees granted an option must enter into a savings contract under which they make a monthly savings contribution for five years. Options are granted at the market price prevailing at the date of grant. Options granted to date are exercisable out of the proceeds of the relevant savings scheme, between the fifth anniversary of the grant and May 2006.

Profit-sharing schemes

The group operates Revenue approved employee profit sharing schemes on terms approved by the shareholders. All employees, including executive directors of the company, and certain subsidiaries who meet the criteria laid down in the schemes may participate in these schemes.

Directors' Service Contracts

In accordance with the recommendation of the 2003 Combined Code there are no directors' service contracts with notice periods exceeding 12 months or with provisions for pre-determined compensation on termination which exceeds one year's salary and benefits.

Executive Directors' remuneration and pension benefits

The remuneration payable (excluding termination payments and pension contributions by the group) to executive directors who held office for any part of the financial year is as follows:

	Salary		Annual Bonus		Benefit in kind		Other remuneration *		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	€000	€000	**€000**	€000	**€000**	€000	**€000**	€000	**€000**	€000
David Went	**725**	680	**360**	299	**31**	25	**22**	21	**1,138**	1,025
Denis Casey	**322**	309	**240**	167	**28**	25	**17**	16	**607**	517
Peter Fitzpatrick	**434**	417	**316**	240	**38**	37	**1**	1	**789**	695
Brian McConnell**	**156**	300	**–**	150	**12**	21	**1**	14	**169**	485
Kevin Murphy	**310**	299	**200**	161	**26**	26	**17**	17	**553**	503
	1,947	2,005	**1,116**	1,017	**135**	134	**58**	69	**3,256**	3,225

* Other remuneration includes amounts payable under the group profit share schemes

**Brian McConnell retired from the board on 30 June 2005 and in addition to the above received a termination payment of €464,000.

The cost of executive directors remuneration is allocated between the company and its principal subsidiaries based on duties carried out for those companies.

Aggregate remuneration for executive directors amounted to €4.5m (2004: €3.9m) including pension contributions of €0.7m (2004:€0.7m) and termination payments of €0.5m (2004:€nil).

In addition to the above Peter Fitzpatrick earned €72,825 (2004: €36,369) in respect of his non-executive directorship of JurysDoyle Hotel Group plc.

Normal pension contributions of €0.5m (2004: €0.5m) were paid to the defined benefit schemes. €0.2m (2004: €0.2m) was paid to a defined contribution scheme on behalf of David Went.

The directors' pension benefits under the various defined benefit pension schemes in which they are members are as follows:

	Increase in accrued pension during the year [1]		Transfer value of the increase in accrued pension [2]		Total accrued pension [3]	
	2005	2004	**2005**	2004	**2005**	2004
	€000	€000	**€000**	€000	**€000**	€000
Denis Casey	**17**	18	**186**	209	**199**	178
Peter Fitzpatrick	**25**	16	**400**	237	**209**	180
Brian McConnell	**16**	15	**341**	283	**200**	179
Kevin Murphy	**17**	22	**312**	356	**243**	220
	75	71	**1,239**	1,085	**851**	757

1. Increases are after adjustment for inflation and reflect additional pensionable service and earnings.

2. The transfer value of the increase in accrued benefits represent the amounts that the pension scheme would transfer to another pension scheme, in relation to the benefits accrued during the year in the event of the member leaving service.

3. Total accumulated amounts of accrued benefits payable at normal retirement ages.

Executive Directors' share options

	Scheme	**As at 1 January 2005**	Exercised during the year	Exercise Price	Market Price at exercise date	**As at 31 December 2005**	Earliest exercise date	Latest exercise date
David Went								
	1994	**34,965**		10.90		**34,965**	21/06/2002	20/06/2009
	1994	**45,549**	25,000	9.20	14.98	**20,549**	28/03/2003	27/03/2010
	2001	**35,295**		13.85		**35,295**	27/06/2004	26/06/2011
	2000	**37,912**		14.85		**37,912**	18/04/2005	17/04/2012
	2000	**65,116**		9.68		**65,116**	08/04/2006	07/04/2013
	2000	**51,476**		13.21		**51,476**	08/10/2007	07/10/2014
	SAYE	**1,672**	1,672	12.77	13.79	**–**	17/06/2003	27/05/2006
		271,985	26,672			**245,313**		
Denis Casey								
	1994	**16,317**		10.90		**16,317**	21/06/2002	20/06/2009
	1994	**21,256**		9.20		**21,256**	28/03/2003	27/03/2010
	2001	**17,418**		13.85		**17,418**	27/06/2004	26/06/2011
	2000	**37,206**		14.85		**37,206**	18/04/2005	17/04/2012
	2000	**30,104**		9.68		**30,104**	08/04/2006	07/04/2013
	2000	**23,370**		13.21		**23,370**	08/10/2007	07/10/2014
	SAYE	**1,672**		12.77		**1,672**	17/06/2003	27/05/2006
		147,343				**147,343**		
Peter Fitzpatrick								
	1994	**23,310**		10.90		**23,310**	21/06/2002	20/06/2009
	1994	**28,571**		9.20		**28,571**	28/03/2003	27/03/2010
	2001	**21,544**		13.85		**21,544**	27/06/2004	26/06/2011
	2000	**22,114**		14.85		**22,114**	18/04/2005	17/04/2012
	2000	**40,310**		9.68		**40,310**	08/04/2006	07/04/2013
	2000	**31,590**		13.21		**31,590**	08/10/2007	07/10/2014
		167,439				**167,439**		
Kevin Murphy								
	1994	**18,648**		10.90		**18,648**	21/06/2002	20/06/2009
	1994	**22,912**		9.20		**22,912**	28/03/2003	27/03/2010
	2001	**17,418**		13.85		**17,418**	27/06/2004	26/06/2011
	2000	**17,930**		14.85		**17,930**	18/04/2005	17/04/2012
	2000	**28,864**		9.68		**28,864**	08/04/2006	07/04/2013
	2000	**22,620**		13.21		**22,620**	08/10/2007	07/10/2014
		128,392				**128,392**		

There were no options granted in 2005. The market price of the shares at 31 December 2005 was €17.25 (31 December 2004: €13.65) and the price range during 2005 was €12.95 to €17.25 (2004: €12.00 to €14.05).

Non-Executive Directors' Remuneration

Fees paid to non-executive directors are reviewed annually. Non-executive directors who perform additional services outside the normal duties of a director may receive additional fees. In particular Finbar Sheehan as chairman of the audit committee received an additional annual fee of €31,250 (2004: €15,700) in recognition of the additional workload and responsibilities undertaken by him and Breffni Byrne received €21,000 (2004:nil) in respect of his role as chairman of Irish Life International.

The remuneration payable in respect of each non-executive director is as follows:

	Notes	2005 €000	2004 €000
Gillian Bowler	1	**240**	155
Breffni Byrne	2	**84**	25
David Byrne	2	**63**	3
Danuta Gray	2	**63**	19
Eamonn Heffernan		**63**	57
Kieran McGowan		**63**	57
Finbar Sheehan		**94**	73
Philip Lynch	3	**24**	57
Roy Douglas	4	**–**	95
		694	541

Notes

1 Gillian Bowler was appointed Chairman on 3 June 2004.

2 Breffni Byrne, David Byrne and Danuta Gray were appointed to the board on 27 July 2004, 15 December 2004 and 31 August 2004 respectively.

3. Philip Lynch retired from the board on 20 May 2005.

4. Roy Douglas retired from the board on 3 June 2004.

Statement of Directors' Responsibilities in respect of the Annual Report and the Financial Statements

The directors are responsible for preparing the Annual Report and the group and company financial statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare group and company financial statements for each financial year. Under company law the directors are required to prepare the group financial statements in accordance with IFRSs as adopted by the EU and have elected to prepare the company financial statements in accordance with IFRSs as adopted by the EU as applied in accordance with the provisions of the Companies Acts 1963 to 2005.

The financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and performance of the group. The Companies Acts 1963 to 2005 provide in relation to such financial statements that references in the relevant part of these Acts to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the group and company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the company will continue in business.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that its financial statements comply with the Companies Acts 1963 to 2005.

The directors are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under Company law and the requirements of the Listing Rules issued by the Irish Stock Exchange regulations, the directors are also responsible for preparing a Directors' Report and reports relating to directors' remuneration and corporate governance which comply with that law and those Rules.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

On behalf of the Board

Gillian Bowler
Chairman

David Went
Group Chief Executive

Peter Fitzpatrick
Group Finance Director

Ciarán Long
Company Secretary

3 April 2006

Independent Auditor's Report to the Members of Irish Life & Permanent plc

We have audited the consolidated and company financial statements (the "financial statements") of Irish Life & Permanent plc for the year ended 31 December 2005 which comprise the consolidated income statement, the consolidated and company balance sheets, the consolidated and company cash flow statements, the consolidated and company statements of recognised income and expense and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with section 193 of the Companies Act 1990. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and independent auditor

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU are set out in the Statement of Directors' Responsibilities on page 35.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with IFRSs as adopted by the EU and, in the case of the company as applied in accordance with the provisions of the Companies Acts 1963 to 2005, and have been properly prepared in accordance with the Companies Acts 1963 to 2005 and Article 4 of the IAS Regulation. We also report to you our opinion: as to whether proper books of account have been kept by the company; whether at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the company under Section 40(1) of the Companies (Amendment) Act, 1983; and whether the information given in the Directors' Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit, and whether the parent company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors' remuneration and directors' transactions is not disclosed and, where practicable, include such information in our report.

We review whether the Corporate Governance Statement reflects the group's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors' Report, the Chairman's Statement, the Group Chief Executive's Review and the Overview of Business Performance. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the consolidated financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the group's affairs as at 31 December 2005 and of its profit for the year then ended;

- the company financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU and as applied in accordance with the provisions of the Companies Acts 1963 to 2005, of the state of the company's affairs as at 31 December 2005; and

- the financial statements have been properly prepared in accordance with the Companies Acts 1963 to 2005 and Article 4 of the IAS Regulation.

We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The company balance sheet is in agreement with the books of account.

In our opinion the information given in the directors' report is consistent with the financial statements.

The net assets of the company, as stated in the company balance sheet are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2005 a financial situation which under Section 40 (1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the company.

KPMG

Chartered Accountants
Registered Auditor

3 April 2006

Consolidated Income Statement
year ended 31 December 2005

	Notes	2005	2004	
			Statutory	Pro-forma
		€m	€m	€m
Interest receivable	4	**1,032**	843	843
Interest payable	5	**(666)**	(502)	(502)
		366	341	341
Fees and commission income	6	**63**	60	60
Fees and commission expenses	7	**(73)**	(114)	(67)
Trading (expense) / income	8	**(4)**	6	6
Premiums on insurance contracts	9	**484**	3,557	442
Reinsurers' share of premiums on insurance contracts		**(159)**	–	(138)
Investment return	10	**3,527**	1,701	1,694
Fees from investment contracts and fund management		**218**	15	167
Change in shareholders' value of in-force business	33	**76**	154	28
Profit on the sale of property and equipment	18	**4**	2	2
Other income		**–**	10	7
Operating income		**4,502**	5,732	2,542
Claims on insurance contracts	11	**(383)**	(1,234)	(375)
Reinsurers' share of claims on insurance contracts		**108**	–	91
Change in insurance contract liabilities		**(419)**	(3,582)	(155)
Change in reinsurers' share of insurance contracts liabilities		**231**	–	122
Change in investment contract liabilities	40	**(3,134)**	–	(1,387)
Administrative expenses	12	**(470)**	(408)	(428)
Depreciation and amortisation				
Property and equipment	12	**(25)**	(30)	(30)
Intangible assets - software	12	**(15)**	(10)	(10)
Investment expenses	16	**(16)**	(10)	(10)
Provision for impairment losses on loans and receivables	17	**(12)**	(9)	(10)
Operating expenses		**(4,135)**	(5,283)	(2,192)
Operating profit		**367**	449	350
Share of profits of associated undertakings	31	**54**	56	56
Profit on the disposal of Irish Estates Management Ltd.	18	**–**	19	19
Profit before taxation on continuing activities		**421**	524	425
Taxation	19	**(69)**	(111)	(77)
Profit for the financial year on continuing activities		**352**	413	348
Profit from discontinued activities	20	**1**	8	7
Profit for the financial year		**353**	421	355

	Notes	2005	2004	
			Statutory	Pro-forma
		€m	€m	€m
Attributable to				
Equityholders		**353**	419	353
Minority interest		**–**	2	2
		353	421	355
Earnings per share (basic)		**Cent**	Cent	Cent
Continuing activities		**133.9**	156.3	131.6
Discontinued activities		**0.4**	3.0	2.7
	21	**134.3**	159.3	134.3
Earnings per share (diluted)		**Cent**	Cent	Cent
Continuing activities		**132.9**	155.3	130.8
Discontinued activities		**0.4**	3.0	2.6
	21	**133.3**	158.3	133.4

On behalf of the Board

Gillian Bowler
Chairman

David Went
Group Chief Executive

Peter Fitzpatrick
Group Finance Director

Ciarán Long
Company Secretary

Consolidated Balance Sheet
as at 31 December 2005

	Notes	2005	2004	
			Statutory	Pro-forma
		€m	€m	€m
Assets				
Cash and balances with central banks		**162**	176	176
Items in course of collection		**137**	67	67
Financial assets				
- Debt securities	23	**8,530**	8,371	8,388
- Equity shares and units in unit trusts	24	**12,782**	10,134	10,123
- Derivative investments	26	**493**	138	210
- Loans and receivables to customers	27	**26,340**	20,911	21,133
Loans and receivables to banks	28	**6,421**	4,508	4,508
Investment properties	30	**2,300**	1,736	1,736
Reinsurance assets		**2,023**	1,444	1,738
Prepayments and accrued income		**341**	325	256
Interest in associated undertakings	31	**167**	136	136
Property and equipment	32	**404**	318	318
Shareholder value of in-force business	33	**546**	1,144	525
Goodwill and intangible assets	34	**258**	251	251
Deferred acquisition costs	35	**182**	–	182
Net post retirement benefit asset	14	**71**	66	66
Other assets	36	**85**	91	97
Total assets		**61,242**	49,816	49,910
Liabilities				
Financial liabilities				
- Deposits by banks	37	**2,281**	1,250	1,249
- Customer accounts	38	**12,808**	11,587	11,597
- Debt securities in issue		**15,226**	10,928	10,879
- Non-recourse funding	29	**2,232**	2,193	2,193
- Derivative liabilities	26	**359**	23	152
- Investment contract liabilities	40	**19,798**	–	15,860
Insurance contract liabilities	39	**4,082**	19,803	4,148
Outstanding insurance and investment claims		**110**	115	115
Accruals and deferred income		**167**	240	240
Other liabilities	41	**203**	168	169
Current tax liabilities		**34**	44	44
Deferred tax liabilities	42	**157**	212	147
Net post retirement benefit liability	14	**158**	172	172
Deferred front end fees	43	**159**	–	203
Subordinated liabilities	44	**1,385**	934	951
Total liabilities		**59,159**	47,669	48,119

	Notes	2005 €m	2004 Statutory €m	2004 Pro-forma €m
Equity				
Share capital	45	**87**	86	86
Share premium	45	**74**	52	52
Distributable reserves	45	**673**	344	472
Non-distributable reserves	45	**1,038**	1,529	1,049
Other reserves	45	**203**	125	124
Equity excluding minority interest		**2,075**	2,136	1,783
Minority interest	45	**8**	11	8
Total equity		**2,083**	2,147	1,791
Total liabilities and equity		61,242	49,816	49,910

On behalf of the Board

Gillian Bowler
Chairman

David Went
Group Chief Executive

Peter Fitzpatrick
Group Finance Director

Ciarán Long
Company Secretary

Consolidated Statement of Recognised Income and Expense
year ended 31 December 2005

	Notes	2005 €m	2004 €m
Revaluation of property & equipment		**86**	5
Deferred tax		**(12)**	–
Net amount recognised directly in equity	45	**74**	5
Profit for the financial year		**353**	421
Total recognised income and expense for the financial year		**427**	426
Transition adjustment at 1 January 2005 arising from IAS 32, IAS 39 and IFRS 4	49		
-Available for sale reserve		**(1)**	–
-Distributable reserves		**128**	–
-Non distributable reserves		**(480)**	–
-Minority interest		**(3)**	–
Total recognised income and expense for the financial year including transition adjustment		**71**	426
Attributable to :			
Equityholders		**427**	423
Minority interest		**–**	3
Total recognised income and expense for the financial year		**427**	426

On behalf of the Board

Gillian Bowler
Chairman

David Went
Group Chief Executive

Peter Fitzpatrick
Group Finance Director

Ciarán Long
Company Secretary

	2005 €m	2004 €m
Cash flows from operating activities		
Profit before taxation for the year	421	524
Adjusted for:		
Depreciation and amortisation	40	40
Impairment losses on loans and advances	12	9
Profits on disposal of property & equipment	(4)	(2)
Realised & unrealised gains on investment properties	(314)	(83)
Realised & unrealised gains on financial assets excluding trading assets	(2,639)	(1,137)
Interest on subordinated loans	52	44
Equity settled share-based payment expenses	6	1
Share of results of associated undertaking	(54)	(56)
Profit on disposal of Irish Estates Management Ltd.	–	(19)
(Increase)/decrease in assets:		
Loans and receivables to banks	(1,756)	(997)
Loans and receivables to customers	(5,233)	(2,801)
Other financial assets	(891)	(1,954)
Investment properties	(279)	(80)
Reinsurance assets	(579)	(439)
Shareholder value of in-force business	598	(154)
Other assets	39	286
Prepayments and accrued income	(53)	(116)
Deferred acquisition costs	(21)	–
Change in post retirement benefit assets	(5)	3
Increase/(decrease) in liabilities:		
Deposits by banks	1,078	(1,335)
Customer accounts	1,091	1,851
Debt securities in issue	3,795	3,019
Insurance contract liabilities	(15,721)	3,837
Investment contract liabilities	19,798	–
Payables related to direct insurance contracts	10	115
Deferred front end fees	(16)	–
Other financial liabilities	336	2
Defered taxation	(55)	9
Other liabilities	35	(229)
Change in post retirement benefit liabilities	(14)	7
Tax paid	(74)	(88)
Net cashflows from operating activities	(397)	257

Consolidated Cashflow Statement
year ended 31 December 2005

	Notes	2005 €m	2004 €m
Cashflows from investing activities			
Purchase of property and equipment		(35)	(27)
Sale of property and equipment		15	11
Purchase of intangible assets		(23)	(38)
Sale of Irish Estates Management Limited		–	21
Sale of City of Westminster Assurance Company Limited		63	–
Dividends received from associated undertaking		23	16
Net cashflows from investing activities		43	(17)
Cashflows from financing activities			
Issue of ordinary share capital		23	1
Issue of subordinated liabilities		392	144
Interest paid on subordinated liabilities		(48)	(41)
Equity dividends paid		(152)	(142)
Net cashflows from financing activities		215	(38)
(Decrease) / increase in cash and cash equivalents		(139)	202
Analysis of changes in cash and cash equivalents			
Cash and cash equivalents at 1 January		694	492
Net cashflow before the effect of exchange translation adjustments		(139)	202
Effect of exchange translation adjustments		1	–
Cash and cash equivalents at 31 December	48	556	694

Company Balance Sheet

as at 31 December 2005

	Notes	2005 €m	Statutory 2004 €m
Assets			
Cash and balances with central banks		**97**	98
Items in course of collection		**137**	67
Financial assets			
- Debt securities	23	**3,048**	3,223
- Derivative assets	26	**339**	21
- Loans and receivables to customers	27	**24,095**	18,819
Loans and receivables to banks	28	**4,684**	2,823
Investment in subsidiary undertakings	31	**2,852**	2,849
Investment properties	30	**32**	22
Prepayments and accrued income		**120**	120
Property and equipment	32	**258**	190
Goodwill and intangible assets	34	**191**	185
Deferred tax asset	42	**–**	5
Net post retirement benefit asset	14	**3**	–
Other assets	36	**17**	–
Total assets		**35,873**	28,422
Liabilities			
Financial liabilities			
- Deposits by banks	37	**2,084**	1,077
- Customer accounts	38	**13,104**	11,824
- Debt securities in issue		**15,238**	10,944
- Non-recourse funding	29	**–**	202
- Derivative liabilities	26	**348**	21
Accruals and deferred income		**81**	201
Other liabilities	41	**46**	18
Current tax liabilities		**7**	12
Deferred tax liabilities	42	**22**	–
Net post retirement benefit liability	14	**144**	156
Subordinated liabilities	44	**1,385**	934
Total Liabilities		**32,459**	25,389
Equity			
Share capital	45	**87**	86
Share premium	45	**2,772**	2,750
Distributable reserves	45	**414**	117
Other reserves	45	**141**	80
Total equity		**3,414**	3,033
Total liabilities and equity		**35,873**	28,422

On behalf of the Board

Gillian Bowler
Chairman

David Went
Group Chief Executive

Peter Fitzpatrick
Group Finance Director

Ciarán Long
Company Secretary

	Notes	2005 €m	2004 €m
Revaluation of property & equipment		68	–
Deferred tax		(11)	–
Net amount recognised directly in equity	45	57	–
Profit for the financial year		312	310
Total recognised income and expense for the year		369	310
Transition adjustment at 1 January 2005 arising from IAS 32 and IAS 39	49		
- Available for sale reserve		(1)	–
- Retained earnings		136	–
Total recognised income and expense for the financial year including transition adjustment - attributable to equity holders		504	310

On behalf of the Board

Gillian Bowler
Chairman

David Went
Group Chief Executive

Peter Fitzpatrick
Group Finance Director

Ciarán Long
Company Secretary

Company Cashflow Statement

year ended 31 December 2005

	Notes	2005 €m	2004 €m
Cash flows from operating activities			
Profit before taxation for the year		312	292
Adjusted for:			
Depreciation and amortisation		16	19
Impairment of intangible assets		5	8
Profit on disposal of property & equipment		(2)	(2)
Realised & unrealised gains on investment properties		(11)	2
Realised & unrealised gains on financial assets		3	(6)
Interest on subordinated loans		52	44
Equity settled share-based payment expenses		3	–
(Increase)/decrease in assets:			
Loans and receivables to banks		(1,422)	(137)
Loans and receivables to customers		(5,260)	(2,663)
Other financial assets		(94)	(516)
Prepayments and accrued income		(161)	(228)
Change in post retirement assets		(3)	–
Increase/(decrease) in liabilities:			
Deposits by banks		990	(1,639)
Customer accounts		1,120	1,788
Debt securities in issue		3,795	3,019
Financial liabilities		327	–
Deferred taxation		27	–
Other liabilities		(121)	38
Change in post retirement benefit liabilities		(12)	6
Tax paid		(35)	(27)
Net cashflows from operating activities		(471)	(2)
Dividends received from subsidiaries		148	194
Cashflows from investing activities			
Purchase of property and equipment		(16)	(11)
Sale of property and equipment		10	9
Purchase of intangible assets		(11)	(6)
Investment in subsidiaries		–	3
Net cashflows from investing activities		(17)	(5)
Cashflows from financing activities			
Issue of ordinary share capital		23	1
Issue of new subordinated liabilities		392	144
Interest paid on subordinated liabilities		(48)	(41)
Equity dividends paid		(152)	(142)
Net cashflows from financing activities		215	(38)
(Decrease) / increase in cash and cash equivalents		(125)	149
Analysis of changes in cash and cash equivalents			
Cash and cash equivalents at 1 January		616	469
Net cashflow before the effect of exchange translation adjustments		(125)	149
Effect of exchange translation adjustments		–	(2)
Cash and cash equivalents at 31 December	48	491	616

1. Accounting policies

Irish Life & Permanent plc is a parent company domiciled in Ireland. The consolidated financial statements for the year ended 31 December 2005 consolidate the individual financial statements of the company and its subsidiaries (together referred to as "the group") and show the group's interest in associates using the equity method of accounting.

The individual and consolidated financial statements of the company were authorised for issue by the directors on 3 April 2006.

The accounting policies applied in the preparation of the financial statements for the year ended 31 December 2005 are set out below. These have been applied consistently with the exception of those accounting policies pertaining to IAS 32 Financial Instruments: Disclosure and Presentation ('IAS 32'), IAS 39 Financial Instruments: Recognition and Measurement ('IAS 39') and IFRS 4 Insurance Contacts ('IFRS 4') which in accordance with the transitional provisions of those standards were not applied in the statutory 2004 restatements. Accounting policies affected by IAS 32, IAS 39 and IFRS 4 are highlighted (with an asterisk) and details of the policies applied in the 2004 statutory numbers are also set out below.

(i) Statement of compliance

As required by European Union (EU) law from 1 January 2005, the consolidated financial statements have been prepared in accordance with International Financial Accounting Standards as adopted by the EU ("IFRSs"). The individual financial statements of the company ('company financial statements') have been prepared in accordance with IFRSs as adopted by the EU and as applied in accordance with the Companies Acts 1963 to 2005 which permits a company, that publishes its company and consolidated financial statements together, to take advantage of the exemption in Section 148(8) of the Companies Act 1963 from presenting to its members its company income statement and related notes that form part of the approved company financial statements.

The IFRSs adopted by the EU applied by the company and the group in the preparation of these financial statements are those that were effective at 31 December 2005 together with the early adoption of the Amendment to IAS 39 – The Fair Value Option . The following table provides a brief outline of the likely impact on future financial statements of relevant IFRSs adopted by the EU which are not yet effective and have not been early adopted in these financial statements:

Title	Impact on company and consolidated financial statements
Amendment to IAS 1 – *Capital disclosures* (effective 1/1/2007)	This amendment will require more disclosures regarding the capital structure of the company and group
Amendment to IAS 19 – *Actuarial Gains and Losses, Group Plans and Disclosures* (effective 1/1/2006)	This amendment will primarily impact on the extent of disclosures which will be given in the future
Amendments to IAS 39: *Cash Flow Hedge Accounting of Forecast Intragroup Transactions* (effective 1/1/2006)	This amendment is not expected to significantly impact either group or company.
Amendments to IAS 39 and IFRS 4: *Financial Guarantee Contracts* (effective 1/1/2006)	Where the company has issued a guarantee over the performance of a company in the group, this is considered to be in the nature of an insurance contract and consequently the impact of this amendment is likely to be minimal.
IFRS 7 – *Financial Instruments: Disclosures* (effective 1/1/2007)	This standard updates and extends the existing disclosure requirements of IAS 30 and IAS 32.
IFRIC 4 – *Determining whether an arrangement contains a lease* (effective 1/1/2006)	This is not expected to significantly impact either group or company.

(ii) Comparative amounts

Prior to 1 January 2005 the consolidated and company financial statements were prepared under ROI GAAP.

The comparative IFRS financial information is shown on two separate bases, the first basis ("statutory basis") shows the 2004 comparatives adopting all IFRS with the exception of IAS 32, IAS 39 and IFRS 4 which in accordance with the permitted transitional arrangements are reflected only from 1 January 2005. The transitional arrangements allow the group and company to continue to report comparatives for areas covered by these standards on a ROI GAAP basis for 2004 only. The second basis ("pro-forma basis") provides more meaningful comparative information by showing the 2004 comparative IFRS financial information for the group including the impact of the recognition and measurement principles of IAS 32, IAS 39 and IFRS 4, with the exception of the impact of derivative hedge accounting on the consolidated income statement where the necessary documentation was not in place prior to the standard being agreed in late 2004.

Under IFRS 4, existing accounting policies continue to apply to insurance contracts but there is an option to make improvements to accounting policies if the resulting financial statements are more relevant to the needs of the user. Accordingly, the 2004 comparative IFRS financial information has been restated to show earnings generated on insurance operations prepared in accordance with the European Embedded Value (EEV) principles issued in May 2004 by the European CFO Forum. The group has also adopted FRS 27 'Life Assurance' which was issued by the UK Accounting Standards Board (ASB) in December 2004.

(iii) First time adoption of IFRSs

The group and company are required to determine their IFRS accounting policies and apply them retrospectively to establish their opening balance sheets under IFRS at their date of transition. However IFRS 1 *'First-time Adoption of International Financial Reporting Standards'* allows a number of exemptions on adoption of IFRS for the first time. The date of transition to IFRS for the group and company is 1 January 2004. Where estimates had been made under ROI GAAP, consistent estimates (after adjustments to reflect any difference in accounting policies) have been made on transition to IFRS. Judgements affecting the balance sheets of the company and group have not been revisited with the benefit of hindsight.

The group has taken advantage of the following exemptions as permitted by IFRS 1:

Business combinations

For business combinations before 1 January 2004 the group has elected not to apply the provisions of IFRS 3 "Business Combinations" retrospectively. Accordingly, no adjustments have been made for historical business combinations and accumulated amortisation on goodwill arising before 1 January 2004 has not been reversed. The net carrying value of goodwill under ROI GAAP has been designated as the deemed cost of goodwill at 1 January 2004.

Cumulative translation differences

Cumulative translation differences of foreign operations have not been restated on an IFRS basis. These are deemed to be zero at the date of transition.

Employee defined benefit obligations

All cumulative actuarial gains and losses have been recognised in equity at 1 January 2004.

IAS 32, IAS 39 and IFRS 4

In preparing the statutory information the group has availed of the exemption not to restate comparative amounts for 2004 for the impacts of IAS 32, IAS 39 and IFRS 4. These are treated as changes in accounting policies and shown as opening adjustments on 1 January 2005

IFRS 2

The provisions of IFRS 2 in respect of share-based payment plans have not been applied to options and awards granted on or before 7 November 2002 which had not vested by 1 January 2005.

(iv) Basis of preparation

The consolidated and company financial statements are presented in millions of Euro. They have been prepared on the historical cost basis except that the following assets and liabilities are stated at their fair values: derivative financial instruments, trading financial instruments and other financial instruments at fair value through profit or loss, certain hedged financial instruments, financial assets classified as available for sale, investment properties and share based payments. In addition, earnings of the life assurance in-force business are included on an embedded value ('EV') basis.

The accounting policies have been applied consistently to all periods presented except as explained above and have been applied consistently by all group entities.

Estimates and assumptions
The preparation of financial statements in conformity with IFRSs as adopted by the EU requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances and are reflected in the judgements made about the carrying amounts of assets and liabilities that are not objectively verifiable. Actual results may differ from the estimates made. The estimates and assumptions are reviewed on an ongoing basis and where necessary are revised to reflect current conditions. The principal estimates and assumptions made by management relate to insurance liability reserves, investment valuations, interest rates, demographic and other factors. Judgements made by management that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 2.

(v) Accounting for subsidiaries
Consolidated financial statements
Subsidiaries are those entities (including special purpose entities and unit trusts) controlled by the group. Control exists when the group has the power, directly or indirectly, to govern the operating and financial policies of an entity in order to gain economic benefits. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Financial statements of subsidiaries are made up to the balance sheet date.

The results of subsidiaries acquired, other than the combination of Irish Permanent plc and Irish Life plc, are included in the consolidated income statement from the date of acquisition. Profits or losses on subsidiary undertakings sold or acquired during the period are included in the consolidated results up to the date of disposal or from the date of gaining control.

The combination of the businesses of Irish Life plc and Irish Permanent plc, which occurred in 1999, has been included in the consolidated financial statements using merger accounting rules whereby the assets and liabilities of the acquired entity were included at their previous carrying amounts as if the businesses had always been combined. The merger adjustment, which is the difference between the fair value of the shares issued to effect the merger and the nominal value of the shares acquired, is dealt with on consolidation through reserves.

All significant inter-company transactions and balances are eliminated on consolidation.

Company financial statements
Investments in subsidiaries are shown at cost in the company financial statements unless they are impaired in which case they are recorded at their recoverable amount.

(vi) Interest in associates
Associates are entities over which the group has significant influence but which it does not control. Consistent with IAS 28 "Investment in Associates", it is presumed that the group has significant influence where it has between 20% and 50% of the voting rights in the entity.

Interests in associates are accounted for on consolidation under the equity method. The investment in the associate is initially recorded at cost and increased or decreased each year by the group's share of the post acquisition profit or loss of the associate and other movements recognised directly in the equity of the associated undertaking. Goodwill arising on the acquisition of an associate is included in the carrying amount of the investment (net of any accumulated impairments).

(vii) Foreign currencies
Foreign currency transactions are translated into the functional currency of the entity at the exchange rate prevailing at the date of the transaction. Monetary and non-monetary assets and liabilities denominated in foreign currency are translated at the exchange rates prevailing at the balance sheet date. Exchange movements on these are recognised in the income statement.

The results and financial position of group entities which have a functional currency different from Euro are translated into Euro as follows:

- Assets and liabilities, including goodwill and fair value adjustments, are translated at the rates of exchange ruling at the balance sheet date.
- Income and expenses are translated at the average exchange rates for the period.
- All resulting exchange differences are recognised as a separate component of reserves.

On consolidation exchange differences arising from the translation of borrowings and currency instruments designated as hedges of the net investment in overseas subsidiaries are taken to the separate component of reserves where the hedge is deemed to be effective. The ineffective portion of any net investment hedge is recognised in the income statement immediately. On disposal of an overseas subsidiary, the appropriate portion of the separate component of reserves is included in the profit or loss on disposal.

(viii) Investment properties
Investment properties consist of land and buildings which are held for long-term rental yields and capital growth. Investment properties are carried at fair value with changes in fair value included in the income statement within the net investment return. Valuations are undertaken at least annually by external chartered surveyors at open market value in accordance with guidance set down by their relevant professional bodies.

(ix) Financial assets*
The group classifies its financial assets on initial recognition as held for trading ("HFT"), designated at fair value through profit and loss ("FVTPL"), available for sale ("AFS"), held to maturity ("HTM") or loans and receivables. All derivatives are classified as HFT unless they have been designated as hedges.

Purchases and sales of financial assets are recognised on trade date, being the date on which the group commits to purchase or sell the asset. Financial assets are initially recorded at fair value. However, with the exception of assets classified as HFT or FVTPL, the initial fair value includes direct and incremental transaction costs. The fair value of assets traded on an active market is based on current bid prices. In the absence of current bid prices, the group establishes a fair value using valuation techniques. These include recent transactions in similar items, discounted cash flow projections, option pricing models and other valuation techniques used by market participants.

Financial assets are derecognised when the right to receive cash flows from the financial assets has expired or the group has transferred substantially all the risks and rewards of ownership.

All assets attributable to life operations are carried at FVTPL to eliminate an inconsistency that would otherwise arise between the valuation of assets and liabilities.

(x) Debt Securities*
Debt securities may be classified as HFT, FVTPL, AFS or HTM.

Debt securities classified as HFT or FVTPL are measured at fair value and transaction costs are taken directly to the income statement.

All debt securities held as part of the group's life assurance operations are classified as FVTPL. Realised and unrealised gains together with income earned on these assets are shown as investment return in the income statement.

Where the group's banking operations holds debt securities as HFT realised and unrealised gains together with interest are shown as trading income in the income statement.

Debt securities classified as HTM, subsequent to initial recognition, are measured at amortised cost less any allowance for impairment. Income on these investments is recorded on an effective interest basis as interest receivable in the income statement. Impairment losses, where they arise, and foreign exchange movements are reflected in the income statement as net investment return.

Debt securities classified as AFS, subsequent to initial recognition, are measured at fair value with unrealised gains and losses, other than currency translation differences, recognised in a separate reserve within equity.

Realised gains and losses, impairment losses and foreign exchange movements are reflected in the income statement. Income on debt securities classified as AFS is recognised on an effective interest basis and included as interest receivable in the income statement.

(xi) Equities*

Equities are classified as FVTPL. Realised and unrealised gains together with dividend income on equities are reported as investment return in the income statement. Dividends are recognised in the income statement when the group's right to receive payment is established.

(xii) Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market and that the group has no intention of trading. Loans and receivables, subsequent to initial recognition, are held at amortised cost less allowance for incurred impairment losses. Income is recognised on an effective interest basis as interest receivable in the income statement.

Where loans and receivables are part of a fair value hedging relationship the accumulated change in the fair value resulting from the hedged risk is recognised together with the movements in the fair value of the related hedging instrument in the income statement.

(xiii) Impairment provisions*

The group assesses impairment of financial assets at each balance sheet date on a case by case basis for assets that are individually significant and collectively for assets that are not individually significant.

Assets are impaired only if there is objective evidence that the result of one of more events that have occurred after the initial recognition of the asset have had an impact on the estimated future cash flows of the assets. For individual assets this includes changes in the payment status of the counterparty. Collective assessment groups together assets that share similar risk characteristics and applies a collective methodology based on existing risk conditions or events which have a strong correlation with a tendency to default.

This impairment is calculated by comparing the present value of the estimated future cash flows discounted at the effective interest rate applicable to the asset (after taking account of the security held) with the carrying value in the balance sheet.

Where loans are impaired the written down value of the impaired loan is compounded back to the net realisable balance over time using the original effective interest rate. This is reported through interest receivable within the income statement and represents the unwinding of the discount.

A write-off is made when all or part of a loan is deemed uncollectible or forgiven. Write-offs are charged against previously established provisions for impairment or directly to the income statement.

(xiv) Derivative instruments*

Derivative instruments are used in both the group's banking and life assurance operations and primarily comprise interest rate swaps, cross currency swaps, future rate agreements, futures and options. All derivatives are classified as HFT unless they have been designated as hedges.

All derivatives are held on the balance sheet at fair value. Fair values are obtained from quoted prices prevailing in active markets where available. Otherwise valuation techniques including discounted cash flow analysis and option pricing models are used to value the instruments.

Derivatives held by life operations are designated as FVTPL and gains and losses recognised as investment return.

Gains and losses arising from derivatives held for trading are recognised in trading income.

Derivatives are used to hedge the group's banking operations. Where derivatives are used as hedges, formal documentation is drawn up at inception of the hedge specifying the hedging strategy, the component transactions and the methodology that will be used to measure effectiveness. Monitoring of hedge effectiveness is carried out on an on-going basis.

All existing hedge relationships are fair value hedges. Movements in the fair value of derivative hedge positions together with the fair value movement in the hedged risk of the underlying financial instrument are reflected in the income statement.

(xv) Leases

Lessee

Rentals payable under operating leases are charged to the income statement on a straight line basis over the lease period.

Assets held as finance leases are capitalised and included in property and equipment at fair value.

Lessor

Assets leased to customers that transfer substantially all the risk and rewards incidental to ownership to the customer are classified as finance leases. They are recorded at an amount equal to the net investment in the lease, less any provisions for impaired rentals, within loans and advances to customers. Leasing income is credited to interest income on an actuarial before tax net investment basis to give a constant periodic rate of return.

Assets leased to customers are classified as operating leases if the lease agreements do not transfer substantially all the risks and rewards of ownership. The leased assets are included as investment properties. Lease income is recognised on a straight line basis over the term of the lease.

(xvi) Securitised assets

The group has entered into funding arrangements to finance specific loans and receivables to customers. All such financial assets are held on the group balance sheet and a liability recognised for the proceeds of the funding transaction.

(xvii) Financial liabilities*

Financial liabilities include deposits, debt securities issued and subordinated debt issued.

Financial liabilities are carried at amortised cost calculated on an effective interest basis.

Financial liabilities that are part of a hedging relationship are carried at amortised cost adjusted for changes in the fair value of the hedged risk. The change in the fair value of the hedged risk is recognised together with the movement in the fair value of the derivative positions hedging the liability in the income statement. Interest expense on an effective interest basis is recorded in the income statement as interest payable.

(xviii) Product classifications*

In accordance with IFRS 4, the group's life assurance products are classified for accounting purposes as either insurance contracts or investment contracts at inception of the contract. Insurance contracts are contracts which transfer significant insurance risk. Contracts which do not transfer significant insurance risk are investment contracts. The group has a small closed book of insurance contracts which have a discretionary participating feature, all of these contracts also have significant insurance risk and are therefore classified as insurance contracts.

(xix) Insurance contract liabilities

Insurance contract liabilities are measured on the same basis as under ROI GAAP. The liabilities are determined by the appointed actuaries. The liabilities include statutory surpluses which have not been allocated to policyholders as well as an assessment of the cost of any future options and guarantees contained within the insurance contracts measured on a market consistent basis. Changes in the liabilities are included in the income statement.

Statutory surpluses are determined by the appointed actuary following the annual investigations. The boards of directors, acting upon the advice of the appointed actuaries, allocate a proportion of the statutory surplus to policyholders through an appropriation of declared bonuses.

(xx) Liability adequacy tests*

The group performs liability adequacy tests on its insurance contract liabilities to ensure that the carrying amount of the liabilities is sufficient to cover estimated future cash flows. When performing the liability adequacy tests the group discounts all contractual cash flows and compares this amount to the carrying value of the liability. Any deficiency is immediately charged to the income statement.

(xxi) Investment contract liabilities*

Investment contracts are measured at FVTPL to eliminate an inconsistency that would otherwise arise between the valuation of assets and liabilities. Unit linked liabilities are valued with reference to the value of the underlying net asset value of the group's unitised investment funds at the balance sheet date. Non-linked investment contracts are measured based on the value of the liability to the policyholder at the balance sheet date.

Deposits and withdrawals are accounted for directly in the balance sheet as movements in the investment contract liabilities.

(xxii) Reinsurance

The group cedes insurance premiums and risk in the normal course of business in order to limit the potential for loss. Outward reinsurance premiums are accounted for in the same period as related premiums for the business being re-insured. Reinsurance assets include amounts due from reinsurance companies in respect of paid and unpaid losses and ceded future life and investment policy benefits. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross in the consolidated balance sheet unless a right of set-off exists.

(xxiii) Property and equipment

Leasehold premises with initial lease terms of less than 50 years and all other equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is calculated to write off the costs of such assets to their residual value over their estimated useful lives, which are assessed annually by the directors.

Freehold premises and leasehold premises with initial lease terms in excess of 50 years are revalued annually by the directors and at least every five years by external valuers. The resulting increase in value is transferred to a revaluation reserve. The revalued premises, excluding the land element, are depreciated to their residual values over their estimated useful lives, which are assessed annually by the directors.

Subsequent costs are included in the asset's carrying amount, only when it is probable that increased future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

Property and equipment is assessed for impairment where there is an indication of impairment. Where impairment exists, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss recognised in the income statement. The depreciation charge for the asset is then adjusted to reflect the asset's revised carrying amount.

The estimated useful lives are as follows

Freehold buildings	50 years
Leasehold buildings	50 years or term of lease if less than 50 years
Plant and equipment	5 – 15 years
Computer hardware	3 – 10 years

(xxiv) Goodwill and Intangible Assets

Goodwill

The excess of the cost of a business combination over the interest in the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition, of subsidiary undertakings, associated undertakings and other businesses, arising is capitalised as goodwill.

Goodwill arising on the acquisition of shares in subsidiary and associated undertakings prior to 31 December 1996 was written off against reserves in the year of acquisition.

Goodwill arising on acquisitions between 31 December 1996 and 1 January 2004 was recognised on the balance sheet and amortised on a straight line basis over its estimated useful life. The group has availed of the transitional arrangements under IFRS 1 and accordingly the unamortised goodwill at 1 January 2004 is recognised on the balance sheet, and accumulated amortisation on goodwill arising before 1 January 2004 has not been reversed.

From 1 January 2004, goodwill is carried in the balance sheet at cost less any accumulated impairment losses. Goodwill is subject to an impairment review at least annually and if events or changes in circumstances indicate that the carrying amount may not be recoverable it is written down through the income statement by the amount of any impairment loss identified in the year.

Goodwill arising on associates is shown as part of the investment in the associate; other goodwill is shown with intangible assets.

Software
Computer software is stated at cost, less amortisation and provision for impairment, if any. The external costs and identifiable internal costs of acquiring and developing software are capitalised where it is probable that future economic benefits that exceed its cost will flow from its use over more than one year.

Capitalised computer software is amortised over three to seven years.

(xxv) Shareholders' value of in-force business
As permitted under IFRS 4, insurance contracts are accounted for in accordance with embedded value methods, applying EEV principles and reflecting the provisions of FRS 27.

The shareholders' value of in-force business is the present value of future statutory surpluses attributable to shareholders expected to arise from the contracts which have been classified as insurance contracts. The shareholders' interest in the value of the in-force business is included as an asset on the balance sheet and the movement in this asset is reflected in the income statement.

The value of in-force business calculated in accordance with EEV principles is determined by the group in consultation with independent actuaries Watson Wyatt LLP.

Assumptions regarding future rates of mortality, morbidity, persistency, taxation, investment returns and expense levels are based on the recent experience of the business, taking account of current economic conditions.

The risk discount rate used to calculate the shareholders' value of in-force business is a combination of a discount rate to reflect the time value of money and a risk margin to make prudent allowance for the risk that experience in future years may differ from the assumptions.

(xxvi) Pension obligations
The group has both defined benefit and defined contribution schemes.

The group's net obligation in respect of the defined benefit schemes is calculated separately for each scheme. The net obligation represents the present value of the obligation to employees in respect of service in the current or prior period less the fair value of the plan assets. The present value of the obligation is actuarially calculated annually by external actuaries using the projected unit method. The present value of the obligation is determined by discounting the estimated future cash flows. This discount rate is based on the market yield of high quality corporate bonds that have maturity dates approximating to the terms of the pension liability.

Actuarial gains and losses at 1 January 2004 have been taken directly to reserves. As permitted under IAS 19, the corridor approach has been adopted for actuarial gains and losses arising since that date. Under the corridor approach actuarial gains and losses are recognised only where the cumulative unrecognised actuarial gains or losses at the end of the previous reporting period exceed the greater of:

- 10% of present value of the defined benefit obligations at that opening balance sheet date or
- 10% of the fair value of the scheme assets at that opening balance sheet date

The limits are applied separately to each scheme, with any resulting excess actuarial gains or losses recognised in the income statement over the expected remaining service lives of the active members of each scheme.

The current and past service cost, the interest cost of the scheme liabilities and the expected return on scheme assets are recognised in the income statement in the period in which they are incurred.

The group pays contractual contributions in respect of defined contribution plans. These contributions are recognised as employee expenses when the related employee service is received.

(xxvii) Share options

The group operates a number of equity settled share option schemes based on non-market vesting criteria. The group has availed of the transitional arrangements under IFRS 1 and no charge is included for share options granted before 7 November 2002 which had not vested by 1 January 2005. For all other options, the fair value of the options is determined at the date of grant and expensed in the income statement over the period during which the employees become unconditionally entitled to the options. The expense is credited to a separate reserve in the balance sheet. At each period end the group revises its estimate of the number of options that it expects to vest and any adjustment relating to current and past vesting period is charged to the income statement.

(xxviii) Taxation

Taxation comprises both current and deferred tax. Taxation is recognised in the income statement except where it relates to an item which is recognised directly in equity.

Corporation tax payable is provided on taxable profits at current tax rates.

Deferred tax is provided using the liability method on all temporary differences except those arising on goodwill not deductible for tax purposes or where the temporary difference arose on the initial recognition of an asset or liability in a transaction which was not a business combination and which at the time of the transaction affects neither accounting profit or taxable profit. Deferred tax assets are recognised only to the extent it is probable that future taxable profits will be available against which the asset can be utilised.

Deferred tax liabilities and assets are offset only where there is both the legal right and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

(xxix) Premium income and claims recognition on insurance contracts

Premiums earned in respect of insurance contracts are accounted for in the same period in which the liabilities arising from those premiums are established.

Claims are accounted for when paid or payable, or if earlier, on the date when the policy ceases to be included within the calculation of insurance contract liabilities.

(xxx) Revenue from investment contracts*

Fees charged in respect of investment contracts are recognised when the service is provided. Initial fees, which exceed the level of recurring fees are deferred and amortised over the anticipated period in which services will be provided. Fees charged for investment management services for institutional fund management are also recognised over the period of the service.

Premiums and claims in respect of investment contracts are not included in the income statement but are reported as deposits to and withdrawals from investment contract liabilities in the balance sheet.

(xxxi) Interest receivable and payable*

Revenue on assets classified as HTM and AFS as well as loans and deposits is recognised on an effective interest basis. This calculation takes into account interest received or paid, directly attributable fees and commissions and incremental transaction costs. The effective interest rate is the rate that discounts the expected future cash flows over the expected life of the instrument to the net carrying amount of the financial asset or liability at initial recognition.

(xxxii) Acquisition costs*

The costs directly associated with the acquisition of new investment management service contracts are deferred to the extent that they are expected to be recoverable out of future revenues to which they relate.

Such costs are amortised through the income statement over the period in which the revenues on the related contracts are expected to be earned, at a rate commensurate with those revenues.

Deferred acquisition costs are reviewed by category of business at the end of each financial year. Should the circumstances, which justified the deferral of costs no longer apply, costs to the extent that they are believed irrecoverable are written off.

For insurance contracts, acquisition costs to the extent that they are deferred are reflected within the shareholders value of in-force business.

(xxxiii) Other income and expense recognition
Unless included in the effective interest calculation, fees and commissions receivable and payable are recognised on an accruals basis.

Expenses are recognised on an accruals basis.

(xxxiv) Sales and repurchase agreements (including stock borrowing and lending)
Financial assets may be lent for a fee or sold subject to a commitment to repurchase them. Such assets are retained on the balance sheet when substantially all the risk and rewards of ownership remain with the group. The liability to the counterparty is included separately on the balance sheet as appropriate.

Similarly, financial assets purchased with a commitment to resell, or where the group borrows financial assets but does not acquire the risks and rewards of ownership, the transactions are treated as collateralised loans, and the financial assets are not included in the balance sheet.

The difference between the sale and repurchase price is recognised in the income statement over the life of the agreements using the effective interest rate. Fees earned on stock lending are recognised in the income statement over the term of the lending agreement. Securities lent to counterparties are also retained in the balance sheet.

(xxxv) Dividends
Final dividends on ordinary shares are recognised in equity in the period in which they are approved by the company's shareholders. Interim dividends are recognised in equity in the period in which they are paid.

(xxxvi) Purchases and sales of own shares
As permitted under Irish legislation, a subsidiary of the group holds Irish Life & Permanent plc shares on behalf of life assurance policyholders. These shares are required to be treated as though they were purchased by the company for its own benefit and treated as treasury shares and therefore treated as a deduction in arriving at shareholders' equity rather than as an asset.

Under IFRS the cost of the shares is required to be deducted from shareholders' equity. However, as the shares are held on behalf of policyholders the liability to the policyholder is carried at fair value. As a result shareholders' equity is also reduced or increased by the change in the policyholder liability due to the mark to market of the shares with changes in the gain or loss during the year resulting in a gain or loss in the income statement.

(xxxvii) Netting
Assets and liabilities are shown net where there is a legal right to offset and there is an intention and an ability to settle on a net basis.

(xxxviii) Accounting policies applicable to the 2004 comparatives for the group and company
As the group availed of the transitional provision permitted by the IASB to apply IAS 32, IAS 39 and IFRS 4 only from 1 January 2004, the following accounting policies were applied in the 2004 statutory numbers instead of those policies indicated with an asterick above :

Embedded value
The results of life assurance activities (both insurance and investment contracts) have been presented on an embedded value basis applying EEV principles. The embedded value is the sum of the net assets attributable to shareholders and the shareholders' interest in the value of the in-force life assurance business. The shareholders' interest in the value of the in-force business is included as an asset on the balance sheet and the movement in this asset is reflected in the income statement.

Life assurance technical provisions
The technical provisions include the life assurance provision for the non-linked liabilities, the provisions in respect of linked liabilities and statutory surpluses which have not been allocated to shareholders or policyholders. These provisions are determined by the appointed actuaries as part of the annual investigation of the life assurance business. Changes in the technical provisions are included in the profit and loss account.

Statutory surpluses are determined by the appointed actuary of each life assurance subsidiary following their annual investigation. The boards of directors, acting upon the advice of the appointed actuaries, allocate a proportion of the statutory surplus to policyholders through an appropriation of declared bonuses and transfer a proportion of the statutory surplus to shareholders.

Investments
The accounting policies for the various categories of investments are as follows:

Listed investments
Listed investments included in the group's life assurance activities and debt securities held for trading purposes are stated at market value. Realised and unrealised gains and losses on these investments are taken to the profit and loss account.

Other listed investments, with the exception of debt securities held as part of the bank's financial hedging policy, are shown in the balance sheet at the lower of cost or market value.

Debt securities, held as part of the bank's financial hedging policy, are included in the balance sheet at cost, adjusted for the amortisation to redemption of discounts or premiums on acquisition.

Unlisted investments
Unlisted investments included in the group's life assurance activities are shown in the balance sheet at directors' valuation. Realised and unrealised gains and losses on these investments are taken to the profit and loss account. Other unlisted investments are stated at the lower of cost and directors' valuation.

Impairment provisions
Specific provisions for impairment losses are made as a result of a detailed period end appraisal of risk. In addition, general provisions were made on a portfolio by portfolio basis to cover the risks, which although not specifically identified are known from experience to exist in the various portfolios. Provisions made during the period, less existing provisions no longer required, and recoveries of bad debts previously written off are charged against profits.

Non performing lending
An advance becomes non-performing when interest ceases to be credited to the income statement. Where the customer continues to operate the account, but where there is doubt about the payment of interest, interest continued to be charged to the customer's account, but not applied to income. Interest is placed in a suspense account and only taken to income if it was received.

In those cases where the operation of the customer's account has ceased and it has been transferred to a specialist recovery department, the advance was written down to its estimated realisable value and interest was no longer charged to the customer's account as its recovery is considered unlikely. Thereafter interest was only taken to income if it was received.

Off balance sheet financial instruments
Off balance sheet financial instruments used within the group's banking activities for hedging purposes primarily comprise interest rate swaps, cross currency swaps and future rate agreements. Profits and losses arising from hedging activities are recognised in accordance with the underlying transactions.

Off balance sheet financial instruments that cease to be non-trading hedges as a result of the underlying item or position being derecognised were remeasured at fair value before being reclassified as trading. In common with the derecognised item or position, the income or expense generated from the related hedge, including any associated deferred income or expense, was recognised in full in the period. Where the reclassification from non-trading to trading takes place, the fair value on the date of transfer became the cost of the trading transaction.

Within the group's life assurance activities, off balance sheet instruments are used as one element of efficient portfolio management and are valued at the market rates ruling at the balance sheet date.

Income and expense recognition
Interest income and expenses together with fees and commissions receivable were recognised on an accruals basis.

Expenses were, in general, charged to the income statement as accrued. Commissions paid to intermediaries in respect of certain lending business were charged to the income statement over three years. In certain other cases, expenses incurred in setting up banking transactions were also deferred and charged to the income statement over the lives of the underlying transactions.

2. Accounting Estimates and Judgements

Management discussed with the Audit Committee the development, selection and disclosure of the group's critical accounting policies and estimates and the application of these policies and estimates.

Critical accounting judgements made by management in applying the group's accounting policies are set out below.

Insurance and investment contracts
Under IFRS as adopted by the EU the group accounts for its insurance contracts using the embedded values calculated based on the European Embedded Value Principles and investment contracts are accounted for under IAS 39 and IAS 18. Insurance contracts are defined as those contracts which transfer significant insurance risk. Insurance risk is defined as the possibility of having to pay benefits on the occurrence of an insured event which are significantly more than the benefits payable if the incurred event were not to be incurred. Investment contracts are those contracts which carry no significant insurance risk.

Insurance contracts
The group accounts for its insurance contracts using the embedded value basis of accounting which recognises the present value of in-force business (shareholder value of in-force business) as an asset.

Policyholder liabilities for non-linked insurance contracts are estimated by management. This requires management to estimate future policyholder cash flows and to make assumptions regarding the probability and the timing of the occurrence of the insured event, future investment returns and future expenses. The liability will therefore vary with movements in interest rates and with changes in the actual cost of life assurance and annuity benefits where future mortality experience is uncertain. Management follows industry guidelines in setting assumptions, using standard insurance risk tables amended to reflect the group's own experience and where appropriate makes allowance for expected insurance risk improvements or disimprovements. Assumptions and sensitivities are set out in note 39.

Reinsurance assets for non-linked insurance contracts require the group to estimate future cash-flows from reinsurance contracts. The cash-flows make assumptions regarding the probability and the timing of the occurrence of the reinsured event, future investment returns and future expenses. The asset will therefore vary with movements in interest rates and with future changes in actual experience. Management follows industry guidelines in setting assumptions using standard insurance risk tables amended to reflect the group's own experience and where appropriate makes allowance for expected insurance risk improvements or disimprovements.

The shareholders' value of in-force business is calculated by projecting future surpluses attributable to shareholders and discounting them to the balance sheet date. Future surpluses depend inter alia on insurance risk, lapse rates, future investment returns, expenses, reinsurance charges, product charges and taxation. Management estimates the future surpluses using industry standard methodologies having regard to both actual experience and current economic conditions. Surpluses are discounted at a risk adjusted discount rate which is estimated by the management based on current interest rates and an estimated risk margin. There is an acceptable range into which these assumptions can validly fall, and the use of different assumptions may cause the shareholders' value of in-force business to differ from that assumed at the balance sheet date. This could significantly affect the income recognised and the value attributed to the in-force business in the accounts. Assumptions and sensistivities are set out in note 33.

Investment contracts

Investment contracts are accounted for as financial instruments under IAS 39 and IAS 18. These are primarily unit-linked contracts whose value is contractually linked to the fair value of the financial assets within the group's unitised investment funds. Initial fees earned and incremental costs (mainly commission) paid on sale of an investment contract are deferred and recognised over the expected life of the contract. The expected life of the contracts is estimated based on current experience and the term of the contracts and is reviewed at least annually. Changes to the expected life could affect the income and cost recognised and the value of the asset and liability in the accounts. However, given that any changes to expected life will affect both costs and fees, the net impact is unlikely to be significant.

Financial Instruments

The group carries certain financial assets and liabilities at fair value, including all derivatives as well as assets and liabilities of the life assurance operations. Asset and liabilities are priced using a quoted market price where there is an active market for the instrument or by using a valuation model. Valuation models use data such as interest rate yields curves, equity prices, options volatilities and currency rates. Most of these parameters are directly observable from the market. Changes in the fair value of financial assets will largely be offset by corresponding changes in the fair value of liabilities and therefore the net impact on equity is unlikely to be significant.

Interest receivable and payable

Revenue on assets classified as HTM and AFS as well as on loans and deposits is recognised on an effective interest basis. This calculation takes into account interest received or paid, fees and commissions attributable to the asset or liability and incremental transaction costs. The effective interest rate is the rate that discounts the expected future cash flows over the expected life of the instrument to the net carrying amount of the financial asset or liability at initial recognition. The expected life is calculated based on current experience, changes to the expected life could affect the income recognised and the value of the asset in the accounts

Impairment losses

Management reviews the group's loan portfolios to assess impairment at least quarterly. In determining whether an impairment loss should be recognised management makes judgements based on observable data indicating that there is a measurable decrease in the estimated future cash flow from a loan or a portfolio of loans. The group uses estimates based on historical loss experience for assets with similar credit risk characteristics.

3. Segmental analysis

Segmental information is presented in respect of the group's business segments based on the group's management and internal reporting structure. The group comprises the following main business segments:

Banking	Retail banking services including current accounts, residential mortgages and other loans.
Insurance and investment	Long term savings products including pensions to both individuals and group schemes.
General insurance	Property and casualty insurance carried out through the group's associate company Allianz-Irish Life Holdings plc.
Other	This includes a number of small business units including third party life assurance administration, insurance brokerage and corporate costs which are not attributable to any business unit.

Inter-segment pricing is determined on an arms length basis.

The segmental results are as follows

2005	Banking	Insurance & investment	General insurance	Other	Eliminations[1]	Total
	€m	€m	€m	€m	€m	€m
Net interest receivable	377	(21)	–	1	9	366
Other non-interest income	36	(78)	–	28	–	(14)
Premiums on insurance contracts, net of reinsurance	–	325	–	–	–	325
Investment return	13	3,523	–	–	(9)	3,527
Fees from investment contracts & fund management	–	201	–	17	–	218
Change in shareholder value of in-force business	–	76	–	–	–	76
Profit on the sale of property and equipment	2	2	–	–	–	4
Operating income	428	4,028	–	46	–	4,502
Claims on insurance contracts, net of reinsurance	–	(275)	–	–	–	(275)
Change in insurance/ investment contract liabilities	–	(3,322)	–	–	–	(3,322)
Administrative expenses	(249)	(173)	–	(48)	–	(470)
Depreciation and amortisation	(17)	(21)	–	(2)	–	(40)
Investment expenses	–	(16)	–	–	–	(16)
Provision for impairment losses on loans and receivables	(12)	–	–	–	–	(12)
Operating expenses	(278)	(3,807)	–	(50)	–	(4,135)
Operating profit	150	221	–	(4)	–	367
Share of profits of associated undertakings	–	–	54	–	–	54
Taxation	(38)	(31)	–	–	–	(69)
Profit for the financial year on continuing activities	112	190	54	(4)	–	352
Profit on discontinued activities	–	1	–	–	–	1
Profit for the financial year	112	191	54	(4)	–	353

3. Segmental analysis (continued)

	2004 (statutory)					
	Banking	Insurance & investment	General insurance	Other	Eliminations[1]	Total
	€m	€m	€m	€m	€m	€m
Net interest receivable	349	(17)	–	1	8	341
Other non-interest income	8	(72)	–	26	(10)	(48)
Premiums on insurance contracts, net of reinsurance	–	3,557	–	–	–	3,557
Net investment return	–	1,709	–	–	(8)	1,701
Fees from investment contracts & fund management	–	(9)	–	14	10	15
Change in shareholder value of in-force business	–	154	–	–	–	154
Profit on the sale of property and equipment	2	–	–	–	–	2
Other income	3	–	–	7	–	10
Net operating income	362	5,322	–	48	–	5,732
Claims on insurance contracts, net of reinsurance	–	(1,234)	–	–	–	(1,234)
Change in insurance/ investment contract liabilities	–	(3,582)	–	–	–	(3,582)
Administrative expenses	(211)	(150)	–	(47)	–	(408)
Depreciation and amortisation	(21)	(18)	–	(1)	–	(40)
Investment expenses	–	(10)	–	–	–	(10)
Provision for impairment losses on loans and receivables	(9)	–	–	–	–	(9)
Net operating expenses	(241)	(4,994)	–	(48)	–	(5,283)
Operating profit	121	328	–	–	–	449
Share of profits of associated undertakings	–	–	56	–	–	56
Profit on the disposal of Irish Estates Management Ltd.	–	–	–	19	–	19
Taxation	(36)	(74)	–	(1)	–	(111)
Profit for the financial year on continuing activities	85	254	56	18	–	413
Profit on discontinued activities	–	8	–	–	–	8
Profit for the financial year	85	262	56	18	–	421

3. Segmental analysis (continued)

	Banking	Insurance & investment	General insurance	Other	Eliminations[1]	Total
	2004 (pro-forma)					
	€m	€m	€m	€m	€m	€m
Net interest receivable	349	(17)	–	1	8	341
Other non-interest income	45	(62)	–	26	(10)	(1)
Premiums on insurance contracts, net of reinsurance	–	304	–	–	–	304
Investment return	–	1,702	–	–	(8)	1,694
Fees from investment contracts and fund management	–	143	–	14	10	167
Change in shareholder value of in-force business	–	28	–	–	–	28
Other income	–	–	–	7	–	7
Profit on the sale of property and equipment	2	–	–	–	–	2
Net operating income	396	2,098	–	48	–	2,542
Claims on insurance contracts, net of reinsurance	–	(284)	–	–	–	(284)
Change in insurance/ investment contract liabilities	–	(1,420)	–	–	–	(1,420)
Administrative expenses	(224)	(157)	–	(47)	–	(428)
Depreciation and amortisation	(21)	(18)	–	(1)	–	(40)
Investment expenses	–	(10)	–	–	–	(10)
Provision for impairment losses on loans and receivables	(10)	–	–	–	–	(10)
Net operating expenses	(255)	(1,889)	–	(48)	–	(2,192)
Operating profit	141	209	–	–	–	350
Share of profits of associated undertakings		–	56	–	–	56
Profit on the disposal of Irish Estates Management Ltd.	–	–	–	19	–	19
Taxation	(37)	(39)	–	(1)	–	(77)
Profit for the financial year on continuing activities	104	170	56	18	–	348
Profit on discontinued activities	–	7	–	–	–	7
Profit for the financial year	104	177	56	18	–	355

[1]Eliminations relate to intersegmental interest receivable and payable on deposits and loans together with intersegmental commission payments and receipts.

3. Segmental analysis (continued)

	Banking €m	Insurance & investment €m	General insurance €m	Other €m	Eliminations & Unallocated €m	Total €m
2005						
Interest in associate undertakings	–	–	167	–	–	167
Other assets	35,565	26,084	–	101	(675)	61,075
Liabilities	34,834	24,934	–	66	(675)	59,159
Equity	731	1,118	167	59	–	2,075
Capital expenditure[2]	29	23	–	7	–	59
2004 (Statutory)						
Investment in associate undertakings	–	–	136	–	–	136
Other assets	27,917	22,196	–	90	(523)	49,680
Liabilities	27,533	20,596	–	63	(523)	47,669
Equity	389	1,557	136	54	–	2,136
Capital expenditure[2]	18	45	–	2	–	65

[2]Capital expenditure includes expenditure on property and equipment and intangible assets.

4. Interest receivable

	2005 €m	2004 €m
Loans and receivables to customers	763	625
Loans and receivables to banks	113	102
Debt securities	89	54
Lease and instalment finance	67	62
	1,032	843

Interest accrued on impaired loans was €11m (2004:€10m)

5. Interest payable

	2005 €m	2004 €m
Interest on deposits by banks and customer accounts	203	191
Interest on debt securities in issue	411	267
Interest on subordinated debt	52	44
	666	502

6. Fees and commission income

	2005 €m	2004 €m
Fees and commission earned on banking services	46	45
Commission earned on insurance and investment contracts	17	15
	63	60

7. Fees and commission expenses

	2005 €m	2004 €m
Fees and commission on banking services	6	41
Commission payable on life and investment contracts	88	73
Amortisation of deferred acquisition costs on investment contracts	(21)	–
	73	114

8. Trading (expense)/income

	2005 €m	2004 €m
Interest rate instruments	(5)	6
Foreign exchange instruments	1	–
	(4)	6

9. Premiums on insurance contracts

	2005 €m	2004 €m
Individual premiums		
Recurring	244	583
Single	39	941
	283	1,524
Premiums under group contracts		
Recurring	153	407
Single	48	1,772
	201	2,179
Outward reinsurance premiums	–	(146)
	484	3,557

From 1 January 2005 following the adoption of IFRS 4 premiums on investment contracts are no longer accounted for as premiums and instead are shown as movements in investment contract liabilities in the balance sheet while reinsurance premiums are shown as a separate line on the income statement.

10. Investment return

	2005 €m	2004 €m
Income from investment properties	106	93
Dividends and interest	468	388
Realised and unrealised gains and losses	2,953	1,220
	3,527	1,701

Realised and unrealised gains and losses include gains and losses on assets held in unit-linked funds which are designated as FVTPL together with foreign exchange gains and losses.

11. Claims on insurance contracts

	2005 €m	2004 €m
Death and disability benefit	175	131
Maturities and encashments	106	747
Annuities	102	66
Investment business	–	290
	383	1,234

From 1 January 2005 following the adoption of IFRS 4 claims on investment contracts are no longer accounted for as claims and are instead included in the balance sheet as movements in investment contract liabilities.

12. Administrative and other expenses

	2005 €m	2004 €m
Administrative expenses	470	408
Depreciation	25	30
Software amortisation	15	10
	510	448

Expenses are after charging the following

	2005 €m	2004 €m
Auditors' remuneration (including VAT)		
– Audit services	1.2	1.2
– Audit related services	1.0	0.6
– Non-audit services	0.4	0.3
Operating lease rentals - land and buildings	6.2	6.9

13. Employment costs

	2005 €m	2004 €m
Staff costs (including executive directors) for the year were:		
Wages and salaries*	232	221
Social insurance	24	23
Pension costs		
– Payments to defined contribution schemes	1	1
– Charge in respect of defined pension schemes	34	30
Equity settled transactions	6	1
Charged to income statement	297	276
Unrecognised actuarial (gain)/loss on defined pension schemes arising in the year	(8)	51
	289	327

* Including commission paid to sales staff

Full details of defined pension benefit schemes are set out in note 14.

Average number of full time equivalent staff (including executive directors) employed during the year:

	2005	2004
Ireland	4,428	4,605
UK	183	164
	4,611	4,769
Life assurance	1,697	1,765
Banking	2,393	2,424
Investment management	121	127
Other	400	453
	4,611	4,769

Information concerning individual directors' emoluments and aggregate emoluments is given on pages 32 to 34 of the remuneration report.

14. Retirement benefit obligations

Defined Benefit schemes

The group operates six defined benefit final salary pension schemes for employees. All of the defined benefit schemes are funded by the payment of contributions into separately administered trust funds. The pension costs and provisions are assessed in accordance with the advice of independent qualified actuaries. Valuations are carried out every three years by independant actuarial consultants. The actuarial reports are available for inspection by members of the scheme and are not available for public inspection. All of the group's defined benefit pension schemes have been revalued within the last three years with valuation dates ranging from 1 July 2003 to 30 June 2005. Actuarial gains and losses are accounted for under the corridor approach as set out in the accounting policy note.

	Group		Company	
The key financial assumptions used are:	**2005**	2004	**2005**	2004
Rate of increase in salaries (in addition to salary scale)	**3.75%**	4.00%	**3.75%**	4.00%
Rate of increase in pensions	**2.25%**	2.25%	**2.25%**	2.25%
Discount rate	**4.25%**	4.75%	**4.25%**	4.75%
Expected return on plan assets	**6.30%**	6.80%	**6.30%**	6.80%
Rate of price inflation	**2.25%**	2.25%	**2.25%**	2.25%

The key mortality assumptions used at 31 December 2005 are:

Pre-retirement: 70% AM80 for males 70% AF80 for females

Post-retirement:

Pensioners: 100% PMA92 (c=2025) for males, 100% PFA92 (c=2025) for females

Actives/deferreds: 100% PMA92 (c=2040) for males, 100% PFA92 (c=2040) for females

Amounts recognised in the income statement in respect of these defined benefit schemes are:

	Group		Company	
	2005 €m	2004 €m	**2005 €m**	2004 €m
Current service cost	**43**	39	**18**	16
Past service costs	**2**	–	**2**	–
Interest cost	**49**	47	**23**	20
Expected return on scheme assets	**(60)**	(56)	**(18)**	(16)
	34	30	**25**	20

This charge has been included in administrative expenses.

Unrecognised actuarial gains or losses which are outside the corridor under IAS19 are amortised in the income statement over the estimated remaining service lives of the members which for 2005 was 20 years.

The actual return on scheme assets was €201m (2004: €93m) in the group and €62m (2004: €26m) in the company.

The amount included on the balance sheet arising from the group's obligations in respect of its defined benefit retirement schemes are:

	Group		Company	
	2005 €m	2004 €m	**2005 €m**	2004 €m
Present value of defined benefit obligations	**(1,238)**	(1,051)	**(563)**	(464)
Fair value of pension scheme assets	**1,108**	894	**357**	261
Present value of net obligations	**(130)**	(157)	**(206)**	(203)
Unrecognised actuarial (gains)/losses	**43**	51	**65**	47
Net post-retirement obligations recognised on balance sheet	**(87)**	(106)	**(141)**	(156)

14. Retirement benefit obligations (continued)

The movement in the present value of defined benefit obligations in the year are:

	Group		Company	
	2005 €m	2004 €m	**2005 €m**	2004 €m
Net post-retirement obligations at 1 January	**(106)**	(97)	**(156)**	(150)
Expense recognised in income statement	**(34)**	(30)	**(25)**	(20)
Contributions paid	**52**	21	**40**	14
Attributable to discontinued activities*	**1**	–	–	–
Net post-retirement obligations at 31 December	**(87)**	(106)	**(141)**	(156)

*settlement curtailment

This is shown on the balance sheet as follows:

	Group 2005 €m	Group 2004 €m	Company 2005 €m	Company 2004 €m
Net post-retirement asset	**71**	66	**3**	–
Net post-retirement liability	**(158)**	(172)	**(144)**	(156)
Net post-retirement obligations	**(87)**	(106)	**(141)**	(156)

15. Share-based payments

The group has four share option schemes in which management and staff of the group participate. Full details of the share options schemes are set out in the directors' report on remuneration on pages 30 and 31.

In accordance with the IFRS transitional arrangements included in IFRS 1 and IFRS 2, IFRS 2 has not been applied to options granted before 7 November 2002.

The total number of options outstanding at 31 December is as follows:

		2005 Number of options		
Grant Date	Exercise Price	Other Employees	Key Management	Total
Pre 2000	€5.31 to €14.79	**549,243**	**184,493**	**733,736**
2000	€9.20	**532,387**	**210,196**	**742,583**
2001	€13.85	**2,647,010**	**212,137**	**2,859,147**
2002	€11.99 & €14.85	**2,659,201**	**246,008**	**2,905,209**
2003	€9.68	**2,839,641**	**360,296**	**3,199,937**
2004	€13.21	**2,194,010**	**271,298**	**2,465,308**
		11,421,492	**1,484,428**	**12,905,920**

		2004 Number of options		
Grant Date	Exercise Price	Other Employees	Key Management	Total
Pre 2000	€5.31 to €14.79	1,205,787	201,377	1,407,164
2000	€9.20	1,105,838	235,196	1,341,034
2001	€13.85	3,384,075	225,249	3,609,324
2002	€11.99 & €14.85	3,080,200	246,008	3,326,208
2003	€9.68	3,086,415	360,296	3,446,711
2004	€13.21	2,314,282	271,298	2,585,580
		14,176,597	1,539,424	15,716,021

Options are normally exercisable between three and ten years from grant and expire ten years after the date of grant. Total number of options outstanding at 31 December 2005 is equivalent to 4.75% of the issued share capital (2004: 5.8%).

15. Share-based payments (continued)

	Number of options		Weighted Average Exercise Price	
	2005	2004	2005 €	2004 €
Outstanding at 1 January	**15,716,021**	14,514,288	**12.19**	11.85
Granted during the year	**-**	2,647,282	**-**	13.21
Exercised during the year	**(1,963,452)**	(196,497)	**11.47**	3.83
Lapsed during the year	**(846,649)**	(1,249,052)	**12.46**	11.75
Outstanding at 31 December	**12,905,920**	15,716,021	**12.28**	12.19
Exercisable at 31 December	**6,461,374**	6,357,522		

The 1994 and 1999 schemes are closed and no further options can be issued under them.

There were no options issued in 2005.

The weighted average share price during the year was €14.58.

The weighted average contractual life of options outstanding at 31 December 2005 is 6.4 years.

The fair value of service received for share options granted is measured by reference to the fair value of share options granted. The value is estimated based on the Black-Scholes model adjusted for dividends.

	2005
Fair value at grant date (8/10/2004)	€3m
Share price at date of grant	€13.21
Exercise price	€13.21
Expected volatility	20.53%
Option life	5.4 years
Expected dividend yield	3.90%
Risk-free interest rate	3.36%

Expected volatility was determined based on five year historic volatility.

In calculating the number of options which are expected to vest, the group takes into account the service condition attaching to the options. Share options are granted under a non-market performance condition which is not taken into account in calculating the fair value at date of grant.

The charge in the income statement in respect of equity settled transactions is set out in note 13.

16. Investment expenses

	2005 €m	2004 €m
Expenses relating to investment properties	5	4
Other investment expenses	11	6
	16	10

Investment property expenses include €1m (2004:€1m) in respect of vacant properties.

17. Provision for impairment of loans and receivables

	Group		Company	
	2005 €m	2004 €m	2005 €m	2004 €m
At 31 December	95	92	71	66
Transition to IAS39	(49)	–	(40)	–
At 1 January	46	92	31	66
Charged against income statement	12	9	5	8
Amounts written off	(6)	(6)	(4)	(3)
At 31 December	52	95	32	71
At 31 December				
Specific	32	39	29	25
Collective	20	56	3	46
	52	95	32	71

18. Other credits

a. **Disposal of property and equipment**

In 2005 the group disposed of a number of properties occupied by the group and realised a profit before tax of €4m (2004: €2m).

b. **Sale of Irish Estates Management**

In December 2004 the group disposed of its property management subsidiary Irish Estates Management Limited, the results for 2004 include €19m profit arising on this disposal. The carrying value at the date of disposal was €1m.

19. Taxation

a. **Analysis of taxation change**

	2005 €m	2004 €m
Taxation charged to income statement		
Current taxation		
Charge for current year	68	53
Adjustments for prior years	(3)	–
	65	53
Deferred taxation		
Origination and reversal of timing differences	4	58
Total charge in income statement	69	111
Taxation charged to equity		
Deferred taxation relating to property revaluations	12	–
	12	–

The taxation charge includes amounts attributable to life assurance policyholders.

19. Taxation (continued)

b. Reconciliation of standard to effective tax rate

	2005 €m	2004 €m
Profit on continuing activities before tax	421	524
Tax calculated at standard ROI corporation tax rate of 12.5% (2004: 12.5%)	53	66
Different basis of tax for ROI life assurance	3	35
Adjustment to tax charge in respect of prior years	(3)	–
Share of associates profits shown post tax in income statement	(7)	(7)
Non-taxable own share adjustment	4	1
Government levy on financial institutions	12	12
Non-taxable profit on the disposal of subsidiaries	–	(2)
Local basis of taxation on overseas profits	6	5
Non-deductible expenses	1	1
	69	111

20. Discontinued activities

On 2 June 2005, the group disposed of its UK life assurance subsidiary, City of Westminster Assurance Company Limited. The net proceeds were €63m, the profit after tax for the period up to the date of disposal was €3m, the loss on disposal was €2m.

The contribution to profit up to the date of disposal is analysed as follows :

	2005 €m	2004 €m
Income		
Premiums on insurance contracts	16	65
Investment return	45	105
Fees from investment contracts	3	–
Change in shareholders' value of in-force business	(1)	3
	63	173
Expenses		
Claims on insurance contracts	(24)	(102)
Change in insurance contract liabilities	(6)	(52)
Change in investment contract liabilities	(26)	–
Administrative expenses	(4)	(5)
	(60)	(159)
Profit before taxation	3	14
Taxation	–	(6)
Profit after taxation	3	8

20. Discontinued activities (continued)

The assets and liabilities at date of disposal were as follows:

	€m
Assets	
Financial assets	863
Investment properties	31
Loans and receivables to banks	255
Reinsurance assets	12
Other assets	46
Shareholders' value of in-force business	55
Total assets	1,262
Liabilities	
Insurance contracts	514
Financial liabilities - investment contracts	624
Deferred tax liabilities	5
Outstanding insurance and investment claims	15
Other liabilities	38
Retirement benefit obligations	1
Total liabilities	1,197
Net assets at date of disposal	65
Net proceeds	63
Loss on disposal	(2)

21. Earnings per share

	2005	2004 Statutory	2004 Pro forma
(a) Basic EPS			
Weighted average ordinary shares in issue and ranking for dividend	**262,813,871**	262,998,704	262,998,704
Profit for the year attributable to equityholders			
Continuing operations	**€352m**	€411m	€346m
Discontinued operations	**€1m**	€8m	€7m
Total	**€353m**	€419m	€353m
EPS (cent)			
Continuing operations	**133.9**	156.3	131.6
Discontinued operations	**0.4**	3.0	2.7
Total	**134.3**	159.3	134.3
(b) Fully diluted EPS			
Weighted average of potential dilutive ordinary shares arising from the group's share option schemes	**2,071,187**	1,597,711	1,597,711
Weighted average number of ordinary shares used in the calculation of fully diluted EPS	**264,885,058**	264,596,415	264,596,415
Fully diluted EPS (cent)			
Continuing operations	**132.9**	155.3	130.8
Discontinued operations	**0.4**	3.0	2.6
Total	**133.3**	158.3	133.4

At 31 December 2005 the weighted average of potential dilutive ordinary shares excludes 1,996,909 options outstanding which could potentially dilute EPS in the future (2004: 8,525,065).

22. Dividends

	2005		2004	
	Cent	€m	Cent	€m
Dividends paid in the year				
Final (relating to prior period)	**38.5**	**104**	36.0	97
Interim	**17.7**	**48**	16.5	45
	56.2	**152**	52.5	142
Dividends proposed at 31 December	**42.8**	**116**	38.5	104

23. Debt securities

The group's debt securities are classified as follows:

	Group		Company	
	2005 €m	2004 €m	**2005 €m**	2004 €m
Held to maturity				
– listed	**2,104**	1,742	**2,104**	1,742
Available for sale				
– listed	**959**	1,481	**944**	1,481
Fair value through profit and loss				
– listed	**4,461**	4,111	**–**	–
– unlisted	**1,006**	1,037	**–**	–
	8,530	8,371	**3,048**	3,223

Debt securities held to maturity are held at amortised cost. The fair value of the held to maturity securities at 31 December 2005 is €2,128m.

The group has not reclassified any debt securities during the year.

The carrying value of debt securities is analysed as follows:

	Group		Company	
	2005 €m	2004 €m	**2005 €m**	2004 €m
Government bonds	**5,781**	5,225	**2,168**	1,806
Bonds issued by public boards	**334**	292	**–**	–
Bonds issued by banks	**2,085**	2,638	**880**	1,417
Other bonds	**330**	216	**–**	–
	8,530	8,371	**3,048**	3,223

The movement in held to maturity and available for sale securities is analysed below:

	Group		Company	
	Held to maturity €m	**Available for sale €m**	**Held to maturity €m**	**Available for sale €m**
At 31 December 2004	**1,742**	**1,481**	**1,742**	**1,481**
Implementation of IAS 39[1]	**–**	**17**	**–**	**17**
At 1 January 2005	**1,742**	**1,498**	**1,742**	**1,498**
Exchange differences on monetary assets	**–**	**25**	**–**	**25**
Additions	**380**	**6,226**	**380**	**6,211**
Disposals	**–**	**(6,791)**	**–**	**(6,791)**
Amortisation charge	**(18)**	**1**	**(18)**	**1**
At 31 December 2005	**2,104**	**959**	**2,104**	**944**

[1]Before impact of hedging derivatives.

24. Equity shares and units in unit trusts

Designated at FVTPL	2005 €m	2004 €m
Listed	**12,490**	9,897
Unlisted	**292**	237
	12,782	10,134

25. Assets held in unit linked funds

Designated at FVTPL	2005 €m	2004 €m
Debt securities	**3,904**	3,393
Equities and units in unit trusts	**12,754**	10,020
Loans and receivables to and from banks.	**1,010**	1,096
Investment properties	**2,252**	1,700
Derivative assets and liabilities	**137**	106
Other assets/liabilities	**27**	68
	20,084	16,383

Unit linked policyholder funds include tracker products.

26. Derivative instruments

The group uses derivatives in both its banking and insurance businesses. Within the banking operations derivatives are used to reduce interest and foreign currency exchange rate exposures (fair value hedges) and to generate incremental income for the group (trading). In the insurance business derivatives are used to match fixed rate or tracker bond liabilities arising on insurance or investment contracts and within the unitised investment funds which match unit-linked policyholder liabilities as part of the efficient portfolio management of these funds. In the case of derivatives entered into for the benefit of unit-linked policyholders all of the risks are borne by the policyholder. At 31 December 2005, all derivatives are carried at fair value. At 31 December 2004 derivatives held as hedges were held at amortised cost with all other derivatives held at fair value.

The derivatives used include

- Currency forward rate contracts which are commitments to purchase and sell currencies, including undelivered spot transactions.
- Currency and interest rate swaps are commitments to exchange one set of cash-flows for another, for example fixed interest rates for floating interest rates.
- Futures contracts may be for currency, interest rates or equity indices and are contractual obligations to pay or receive an amount based on changes in exchange rates, interest rates or equity indices.
- Forward rate agreements are contracts that give rise to a cash settlement at a future date for the difference between a contracted rate of interest and the interest rate at the date of settlement based on a notional principal amount.
- Options are contractual agreements under which the seller grants the purchaser the right but not the obligation to buy (a call option) or to sell (a put option) at a set date or during a set period a specific amount of a currency or a financial instrument at a specified price. Options may be traded on an exchange or negotiated between two parties.

Further details on the group's risk management policies are set out in the overview of the business performance and note 53.

26. Derivative instruments (continued)

The fair value of derivative instruments is set out below:

	2005 Fair value asset €m	2005 Fair value liability €m	2004 Fair value asset €m	2004 Fair value liability €m
Derivatives held by banking operations (group and company)				
– designated as fair value hedges	200	210	69	130
– held for trading	139	138	24	21
	339	348	93	151
Derivatives held by insurance and investment operations (group only)				
– held in unitised funds for the benefit of unit-linked policyholders	18	11	29	1
– held to match fixed rate and tracker bond liabilities	136	–	88	–
	493	359	210	152

Fair value hedges by the banking operations are analysed as follows:

	2005 Notional amount €m	2005 Fair value asset €m	2005 Fair value liability €m	2004 Notional amount €m	2004 Fair value asset €m	2004 Fair value liability €m
Currency swaps	9,023	59	–	5,851	18	
Interest rate swaps	30,348	141	210	54,728	51	130
		200	210		69	130

Trading derivatives are analysed below. Generally derivative assets are matched by derivative liabilities and reflect the closing of trading positions by instruments of equal and opposite duration

	2005 Notional amount €m	2005 Fair value asset €m	2005 Fair value liability €m	2004 Notional amount €m	2004 Fair value asset €m	2004 Fair value liability €m
Interest rate swaps	46,784	139	138	16,355	24	21
		139	138		24	21

Derivatives held to match fixed rate and tracker bond liabilities within the insurance operations are analysed as follows:

	Fair Value Asset 2005 €m	Fair Value Asset 2004 €m
Interest rate swaps	6	10
Equity OTC options	130	78
	136	88

27. Loans and receivables to customers

Loans by category are set out below

	Group		Company	
	2005 €m	2004 €m	2005 €m	2004 €m
Residential mortgage loans	**23,344**	18,423	**17,944**	14,514
Commercial mortgage loans[1]	**1,231**	1,115	**1,231**	1,115
Finance leases	**1,131**	900	**–**	–
Term loans	**484**	465	**484**	471
Money market funds[2]	**150**	8	**150**	8
Loans to subsidiaries	**–**	–	**4,286**	2,711
	26,340	20,911	**24,095**	18,819

[1]Commercial mortgage loans exclude loans of €185m (2004: €129m) to the group's life assurance operations for the benefit of unit-linked policyholders.
[2]Money market funds include reverse repurchase agreements in 2004 of €8m.

There is no particular concentration of risk within these categories.

Loans and receivables at 31 December 2005 can be analysed into fixed and variable rate loans as follows:

	Group €m	Company €m
Variable rate	17,180	12,928
Fixed rate	9,160	10,992
Non interest bearing	–	175
	26,340	24,095

Non interest bearing loans are all loans to subsidiaries which are repayable on demand.

Loans and receivables includes €2,290m (2004: €2,226m) of assets which have been securitised, full details of securitised assets are set out in note 29.

Details of provisions for loan impairments are set in note 17.

Finance leases include the following:

	2005 €m	2004 €m
Gross investment in finance leases, receivable:		
No later than 1 year	**576**	448
Later than 1 year and no later than 5 years	**612**	498
Later than 5 years	**31**	34
	1,219	980
Unearned future finance income on finance leases	**(88)**	(80)
Net investment in finance leases	**1,131**	900
Net investment in finance leases receivables:		
No later than 1 year	**546**	420
Later than 1 year and no later than 5 years	**557**	449
Later than 5 years	**28**	31
	1,131	900

28. Loans and receivables to banks

	Group		Company	
	2005 €m	2004 €m	2005 €m	2004 €m
Loans and receivables to banks	**4,675**	2,513	**4,684**	2,823
Deposits with banks	**1,746**	1,995	**–**	–
	6,421	4,508	**4,684**	2,823

29. Securitised assets and non-recourse funding

At 31 December 2005, the group had advances secured on residential property subject to non-recourse funding. These loans are shown within loans and receivables to customers and the non-recourse funding is shown as a separate liability.

As at 31 December 2004, the group had sold pools of mortgages of Stg£400 million to Auburn Securities 1 plc in November 1998, €600 million to Fastnet Securities 1 plc in November 1999, Stg£300 million to Auburn Securities 2 plc in July 2000, Stg£400 million to Auburn Securities 3 plc in November 2002 and Stg£1 billion to Auburn Securities 4 plc in October 2004. These companies issued Mortgage Backed Floating Rate Notes ('Notes') to finance the purchase of these mortgage pools.

During the course of 2005 the mortgage pools of Auburn Securities 1 plc and Fastnet Securities 1 plc had amortised to a level that made the securitisation structures no longer economic. Accordingly the early redemption option in the respective agreements were exercised and the group repurchased the residual mortgage pools.

In 2005, the group undertook a new transaction involving the sale of Stg£450m pools of mortgages to Auburn Securities 5 plc.

Under the terms of these securitisations, the rights of the providers of the related funds are limited to the mortgage loans in the securitised portfolios and any related income generated by the portfolios, without recourse to Irish Life & Permanent plc. Irish Life & Permanent plc is not obliged to support any losses in respect of the mortgages subject to the non-recourse funding and does not intend to do so. During the term of the transactions, any amounts realised from the portfolios in excess of that due to the providers of the funding, less any related administrative costs, will be paid to Irish Life & Permanent plc. The providers of these fundings have agreed in writing (subject to the customary warranties and covenants) that they will seek repayment of the finance, as to both principal and interest, only to the extent that sufficient funds are generated by the mortgages and related security, and that they will not seek recourse in any other form.

Auburn Securities 2 plc, Auburn Securities 3 plc, Auburn Securities 4 plc and Auburn Securities 5 plc have hedged their interest rate exposure to fixed rate mortgages by entering into interest rate swap agreements with Capital Home Loans Limited, a subsidiary undertaking of the group.

29. Securitised assets and non-recourse funding (continued)

An analysis of the loans involved and the non recourse funding in the balance sheet is as follows:

	2005		2004	
	Loans & receivables €m	Non-recourse funding €m	Loans & receivables €m	Non-recourse funding €m
Group				
Auburn Securities 1 plc	–	–	124	124
Fastnet Securities 1 plc	–	–	217	202
Auburn Securities 2 plc	160	154	185	185
Auburn Securities 3 plc	279	272	333	326
Auburn Securities 4 plc	1,211	1,175	1,367	1,356
Auburn Securities 5 plc	640	631	–	–
	2,290	2,232	2,226	2,193
Company				
Fastnet Securities 1 plc	–	–	217	202
	–	–	217	202

The summarised income statement for the income earned by the group from these securitised assets, and which is included in net interest income, is as follows:

	2005 €m	2004 €m
Interest income	137	83
Interest expense	(117)	(70)
Operating expenses	(1)	(1)
Net income	19	12

30. Investment properties

	Group		Company	
	2005 €m	2004 €m	2005 €m	2004 €m
As at 1 January	1,736	1,573	22	24
Acquisitions	317	108	–	–
Disposals	(37)	(28)	–	–
Transfer to property & equipment	(1)	–	(1)	–
Attributable to discontinued activities	(29)	–	–	–
Fair value adjustments	314	83	11	(2)
As at 31 December	2,300	1,736	32	22

Investment property is held primarily for capital appreciation and is let on a commercial basis to third parties.

Investment property is carried at fair value as determined by a registered, independent appraiser having an appropriate recognised professional qualification and recent experience in the location and category of the property being valued. Fair values take into account recent market transactions for similar properties, occupancy and rental levels.

The acqusition of certain investment properties on behalf of unit-linked policyholders is funded by borrowing. These borrowings which have recourse only to the specific property which they were used to acquire amounted to €396m at 31 December 2005 (2004: €305m).

Property held under long leasehold interest at 31 December 2005 was €81m (2004: €30m). There are no future payments under these leases. There are no contingent rents on these properties.

31. Interest in subsidiary and associated undertakings

(a) Group's interest in associated undertakings

The group owns 30.43% of Allianz-Irish Life Holdings plc, an unlisted general insurance company operating in Ireland.

The group's share of Allianz-Irish Life's net assets is as follows:

	2005 €m	2004 €m
1 January	**136**	96
Share of results before tax	**66**	67
Share of tax	**(12)**	(11)
Dividends received	**(23)**	(16)
31 December	**167**	136

Summary financial information on Allianz-Irish Life Holdings plc (100%) is as follows:

	2005 €m	2004 €m
Assets	**1,978**	1,900
Liabilities	**1,430**	1,454
Gross premium written	**616**	670
Profit after tax	**177**	184
Equity	**548**	446

The group's share of the total recognised profit and loss of Allianz-Irish Life Holdings plc for the year ended 31 December 2005 was €54m (2004: €56m).

(b) Company's interest in subsidiary undertakings

	2005 €m	2004 €m
1 January	**2,849**	2,851
Additions	**3**	1
Repayments	**–**	(3)
31 December	**2,852**	2,849

Details of the group's principal subsidiary and associated undertakings are set out in note 51.

32. Property and equipment

Group	Land and Buildings €m	Office and computer equipment €m	Motor vehicles €m	Total €m
Cost or valuation				
At 31 December 2004	290	189	22	501
Additions	16	13	6	35
Valuation	60	–	–	60
Disposals	(7)	(1)	(7)	(15)
Reclassification from investment properties	1	–	–	1
At 31 December 2005	360	201	21	582
Depreciation				
At 31 December 2004	26	146	11	183
Reclassified on valuation	(26)	–	–	(26)
Provided in the year	7	15	3	25
Disposals	–	(1)	(3)	(4)
At 31 December 2005	7	160	11	178
Net Book Value as at 31 December 2005	353	41	10	404

Company	Land and Buildings €m	Office and computer equipment €m	Motor vehicles €m	Total €m
Cost or valuation				
At 31 December 2004	194	57	7	258
Additions	10	4	2	16
Valuation	47			47
Disposals	(6)	(1)	(3)	(10)
Reclassification from investment properties	1	–	–	1
At 31 December 2005	246	60	6	312
Depreciation				
At 31 December 2004	23	42	3	68
Reclassified on valuation	(23)	–	–	(23)
Provided in the year	5	5	1	11
Disposals	–	–	(2)	(2)
At 31 December 2005	5	47	2	54
Net Book Value as at 31 December 2005	241	13	4	258

32. Property and equipment (continued)

Group	Land and Buildings €m	Office and computer equipment €m	Motor vehicles €m	Total €m
Cost or valuation				
At 31 December 2003	287	178	22	487
Additions	1	20	6	27
Disposals	(3)	(9)	(6)	(18)
Valuation	5	–	–	5
At 31 December 2004	290	189	22	501
Depreciation				
At 31 December 2003	20	131	10	161
Provided in the period	6	21	4	31
Disposals	–	(6)	(3)	(9)
At 31 December 2005	26	146	11	183
Net Book Value as at 31 December 2004	264	43	11	318

Company	Land and Buildings €m	Office and computer equipment €m	Motor vehicles €m	Total €m
Cost or valuation				
At 31 December 2003	196	53	7	256
Additions	1	7	2	10
Disposals	(3)	(3)	(2)	(8)
At 31 December 2004	194	57	7	258
Depreciation				
At 31 December 2003	18	34	3	55
Provided in the period	5	8	1	14
Disposals	–	–	(1)	(1)
At 31 December 2004	23	42	3	68
Net Book Value as at 31 December 2004	171	15	4	190

Land and buildings were revalued at 31 December 2005. Valuations were carried out by registered, independent appraisers having an appropriate recognised professional qualification and recent experience in the location and category of the property being valued. Values take into account recent market transactions for similar properties.

The historic cost of land and buildings in the group is €177m (2004: €164m).

33. Shareholders' value of in-force business

The shareholders' value of in-force business for insurance contracts is computed using EEV principles issued in May 2004 by the European Chief Financial Officers' forum. Shareholders' value of in-force represents the present value of future shareholders cash flow less a deduction for the cost of required capital and before allowing for tax and includes a deduction for the time value of financial options and guarantees. Further details of the EEV principles are set out in the supplementary EV basis information on pages 130 to 133.

33. Shareholders' value of in-force business (continued)

A. Assumptions

The principal assumptions are set out below

Principal economic assumptions

The assumed future pre-tax returns on fixed interest securities are set by reference to gross redemption yields available in the market at the end of the reporting period. The risk free rate of return used for the risk discount rate is based on the yield available for the effective duration of the future cash-flows underlying the shareholders' value of in-force business. The corresponding return on equities and property is equal to the risk free rate assumption plus the appropriate risk premium. An asset mix based on the assets held at the valuation date within policyholder funds has been assumed within the projections.

	31 December 2005	31 December 2004	31 December 2003
Equity risk premium	**3.0%**	3.0%	3.0%
Property risk premium	**2.0%**	2.0%	2.0%
Risk free rate	**3.2%**	3.5%	4.2%
Non market risk margin	**2.1%**	2.1%	2.1%
Market risk margin	**1.2%**	1.1%	1.0%
Risk discount rate	**6.5%**	6.7%	7.3%
Investment return			
– Fixed interest	**2.5% - 3.6%**	2.5% - 4.2%	3.0% - 4.9%
– Equities	**6.2%**	6.5%	7.2%
– Property	**5.2%**	5.5%	6.2%
Expense inflation	**3.6%**	3.6%	4.0%

Other assumptions

The assumed future mortality and morbidity assumptions are based on published tables of rates, adjusted by analyses of recent operating experience. Persistency assumptions are set by reference to recent operating experience.

The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in-force. No allowance has been made for future productivity improvements in the expense assumptions.

Projected tax has been determined assuming current tax legislation and rates.

EV results are computed on a before and after tax basis.

B. Analysis of the movement in the year

The change in the shareholders' value of in-force asset is analysed as follows:

	2005 €m	2004 €m
As at 31 December	**1,144**	987
Transition to IAS 39 and IFRS4	**(619)**	–
As at 1 January	**525**	987
Credit in income statement in the year	**76**	154
Attributable to discontinued activities	**(55)**	3
As at 31 December	**546**	1,144

€11m of the change in the year is due to assumptions changes.

33. Shareholders' value of in-force business (continued)

C. Sensitivities

A number of sensitivities have been produced on alternative assumption sets to reflect the sensitivity of the insurance shareholder value of in-force asset to changes in key assumptions. The details of each sensitivity are set out below, all amounts are after allowing for tax:

- 1% decrease in discount rate would increase equity by €58m.
- 1% increase in discount rate would reduce equity by €51m.
- 10% decrease in maintenance expenses would increase equity by €14m.
- 10% improvement in assumed persistency rates would increase equity by €11m.
- 5% decrease in both mortality and morbidity rates would increase equity by €12m.

34. Goodwill and intangible assets

Group	Software €m	Goodwill €m	Total €m
Cost			
At 31 December 2004	**98**	**242**	**340**
Additions	**23**	**–**	**23**
Attributable to discontinued activities	**(1)**	**–**	**(1)**
At 31 December 2005	**120**	**242**	**362**
Amortisation			
At 31 December 2004	**45**	**44**	**89**
Amortisation for the year	**15**	**–**	**15**
At 31 December 2005	**60**	**44**	**104**
Net book value as at 31 December 2005	**60**	**198**	**258**

	Software €m	Goodwill €m	Total €m
Cost			
At 31 December 2003	60	242	302
Additions	38	–	38
At 31 December 2004	98	242	340
Amortisation			
At 31 December 2003	35	44	79
Amortisation for the year	10	–	10
At 31 December 2004	45	44	89
Net book value at 31 December 2004	53	198	251

Company	Software €m	Goodwill €m	Total €m
Cost			
At 31 December 2004	**39**	**195**	**234**
Additions	**11**	**–**	**11**
At 31 December 2005	**50**	**195**	**245**
Amortisation			
At 31 December 2004	**24**	**25**	**49**
Amortisation for the year	**5**	**–**	**5**
At 31 December 2005	**29**	**25**	**54**
Net book value as at 31 December 2005	**21**	**170**	**191**

34. Goodwill and intangible assets (continued)

	Software €m	Goodwill €m	Total €m
Cost			
At 31 December 2003	33	195	228
Additions	6	–	6
At 31 December 2004	39	195	234
Amortisation			
At 31 December 2003	19	25	44
Amortisation for the year	5	–	5
At 31 December 2004	24	25	49
Net book value at 31 December 2004	15	170	185

Goodwill is attributable to two business units as set out below

	Group €m	**Company €m**
Banking operations	170	170
Other operations	28	–
	198	170

The carrying of goodwill value is tested for impairment by calculating the recoverable amount.
The recoverable amount is based on value in use calculations at cash generating units using cash-flow projections based on actual operating results and future business plans. Cash-flows for a further 20 year period are extrapolated and discounted using a pre-tax discount rate of 6.5%. The discount rate is based on a risk free rate adjusted for risk margin and is line with the rates used in calculating the future cash-flows for shareholders' value of in-force business. Cash flows assume growth will be 5% until 2010 thereafter growth is reduced to 3%, reflecting the economic forecast for the Irish economy.

35. Deferred acquisition costs

	2005 €m
As at 31 December 2004	–
Transition to IAS 39	182
As at 1 January 2005	182
Arising in the year	49
Charge to income arising in the year	(28)
Attributable to discontinued activities	(21)
As at 31 December 2005	182

36. Other assets

Group	**2005 €m**	2004 €m
Amounts falling due within one year		
Amounts due from policyholders	49	53
Amounts due from intermediaries	3	3
Other debtors	33	35
	85	91

36. Other assets (continued)

Company	2005 €m	2004 €m
Amounts falling due within one year		
Amounts due from subsidiary undertakings	17	–
	17	–

37. Deposits by banks

	Group		Company	
	2005 €m	2004 €m	2005 €m	2004 €m
Deposits by banks	2,281	1,250	2,084	1,077
	2,281	1,250	2,084	1,077

€300m of the deposits by banks comprise the group's obligations to the Central Bank and Financial Services Authority of Ireland ("CBFSAI") under the terms of the Mortgage Backed Promissory Note (MBPN) programme. These obligations have been secured by way of a first floating charge to the CBSFAI over all its right, title, interest and benefit, in €1,016m of loans and receivables to customers. Otherwise than with the prior written consent of the CBFSAI, the group has pledged under the terms of the floating charge to maintain the assets so charged free from any encumbrance and otherwise than in the ordinary course of business not to sell, transfer, lend or otherwise dispose of any part of the charged assets.

38. Customer accounts

	Group		Company	
	2005 €m	2004 €m	2005 €m	2004 €m
Customer Accounts	12,808	11,587	12,650	11,426
Due to subsidiary undertakings	–	–	454	398
	12,808	11,587	13,104	11,824

Customer accounts include €715m of securities sold under agreements to repurchase (2004: €387m).

39. Life insurance contracts including life insurance contracts with discretionary participation features

A. Analysis of insurance contract liabilities

	31 December 2005			1 January 2005		
	Gross €m	Reinsurance €m	Net €m	Gross €m	Reinsurance €m	Net €m
Unit-linked liabilities	934	(2)	932	1,308	–	1,308
Non-linked liabilities						
without discretionary participation features	2,944	(1,620)	1,324	2,643	(1,403)	1,240
with discretionary participation features (DPF)	204	–	204	197	–	197
	4,082	(1,622)	2,460	4,148	(1,403)	2,745

39. Life insurance contracts (continued)

The change in liabilities during the year is analysed as follows

	Gross €m	Reinsurance €m	Net €m
Balance at 31 December 2004	19,803	(1,444)	18,359
Implementation of IAS39 and IFRS 4	(15,655)	41	(15,614)
Balance at 1 January 2005	4,148	(1,403)	2,745
Premiums	484	(159)	325
Claims	(383)	108	(275)
Attributable to discontinued activities	(485)	12	(473)
Return credited to policyholder	238	(20)	218
Fees deducted	(131)	(30)	(161)
Change in economic assumptions	210	(129)	81
Changes in operating assumptions	(12)	1	(11)
Exchange differences	5	–	5
Other	8	(2)	6
Balance at 31 December 2005	4,082	(1,622)	2,460

B. Assumptions

The liabilities for insurance contracts are calculated in accordance with insurance regulations in force in Ireland.

Liabilities for unit-linked insurance contracts reflect the value of the underlying funds in which the policy is invested.

Liabilities are calculated using either the net or the gross premium method. In calculating the appropriate liability for non-linked insurance liabilities including the closed block of business with discretionary participation features, it is necessary to make assumptions on a range of items. The assumptions which have the most significant impact on the measurement of liabilities are:

- Interest rates
- Mortality and Morbidity
- Expenses

The interest rates gross of tax used are as follows

	2005	2004
Regular premium business		
No DPF	**2.71% to 3.39%**	3.17% to 4.00%
With DPF	**1.75% to 3.25%**	1.75% to 3.25%
Single premium business	**2.66% to 3.10%**	1.94% to 3.81%

Mortality and morbidity assumptions are based on the standard industry published tables amended where appropriate to reflect the group's current experience and to allow for expected improvements or disimprovements in mortality. The tables used for both 2005 and 2004 are as follows:

Lives assured	– Non linked	75%-80% AM/AF92 ultimate
	– Linked	110% AM/AF92 ultimate
Annuities		100% PMA 92 (c=2003) males
		100% PFA 92 (c=2003) females
		Future mortality rates to improve on medium cohorts basis with minimum improvement of 0.75% p.a.
Disability rates		Inception: Males 80% CMIR(12), Females 240% CMIR(12)
		Termination 32% to 110% CIDA rates (2004: 30% to 110% CIDA rates)
Serious Illness rates		195% of IC94 for smokers with 3% p.a. future deterioration
		120% of IC94 for non-smokers with 3% p.a. future deterioration

Expense assumptions are based on the current year expenses and size of book.

39. Life insurance contracts (continued)

C. Changes in assumptions

- The principal changes in assumptions since 31 December 2004 were:
  - Interest rates used were changed to reflect the actual market interest rates at 31 December 2005. This increased liabilities by €81m after allowing for reinsurance however this is largely offset by movement in matching assets reflecting the group's policy of matching assets and liabilities where possible.
  - Disability rates were changed to reflect the latest experience which reduced liabilities by €10m after allowing for reinsurance.
  - Expense assumptions were changed to reflect current unit costs which reduced liabilities by €1m after allowing for reinsurance.

D. Sensitivities

The following tables present the sensitivities of insurance liabilities to changes in the assumptions

1% decrease in interest rates would increase liabilities by €133m after allowing for reinsurance.
1% increase in interest rates would decrease liabilities by €110m after allowing for reinsurance.
5% decrease in risk rates would decrease liabilities by €8m after allowing for reinsurance.

The above are based on a change in assumption while holding all other assumptions constant. In practice this is unlikely to occur and changes in assumptions may be correlated, while the effect of changes in interest rates would be linked to similar changes in the value of corresponding assets.

40. Investment contract liabilities

	31 December 2005			1 January 2005		
	Gross €m	Reinsurance €m	Net €m	Gross €m	Reinsurance €m	Net €m
Unit-linked liabilities	18,707	(365)	18,342	14,880	(301)	14,579
Tracker and fixed interest rate bonds	1,091	–	1,091	980	–	980
	19,798	(365)	19,433	15,860	(301)	15,559

The change in liabilities during the year is analysed as follows

	Gross €m	Reinsurance €m	Net €m
Balance at 31 December 2004	–	–	–
Implementation of IFRS 4	15,860	(301)	15,559
Balance at 1 January 2005	15,860	(301)	15,559
Premiums	3,135	–	3,135
Claims	(1,668)	17	(1,651)
Attributable to discontinued activities	(555)	(32)	(587)
Return credited to policyholder	3,183	(49)	3,134
Fees deducted	(174)	–	(174)
Exchange movements	17	–	17
Balance at 31 December 2005	19,798	(365)	19,433

Financial Options and Guarantees

The main options and guarantees for which financial options and guarantees ("FOG") costs have been determined are:

40. Investment contract liabilities (continued)

(a) Investment guarantees on certain unit-linked funds, where the unit returns to policyholders are smoothed subject to a minimum guaranteed return (in the majority of cases the minimum guaranteed change in unit price is 0%, usually representing a minimum return of the original premium). An additional management charge is levied on policyholders investing in these funds, compared to similar unit-linked funds without this investment guarantee. This extra charge is allowed for in calculating the FOG cost;

(b) Guaranteed Annuity Rates on a small number of products;

(c) Return of Premium death guarantees on certain unit-linked single premium products;

(d) Guaranteed benefits for policies in the closed with-profit fund.

The cost of these FOGs is calculated using stochastic models calibrated on a market consistent basis. There are two elements to the cost:

- The time value, this is required where a financial option exists which is exercisable at the discretion of the policyholder. The time value of an option reflects the additional value inherent in the option due to the potential for the option to increase in value prior to its expiry date, usually due to movements in the market value of assets.

- The intrinsic value, which is the value based on market conditions at the date of the valuation.

Where a FOG relates to a contract classed as an investment contract, the investment contract liability includes both the time value and the intrinsic value.

In accordance with EEV principles where FOGs are part of an insurance contract allowance is made for the intrinsic value of FOGs in the insurance contract liabilities and an explicit deduction is made to the shareholder value of in-force asset for the time value. The time value of FOGs is calculated using stochastic models calibrated on a market consistent basis.

Note 15 to the supplementary EV information sets out further details on the assumptions used to calculate the cost.

41. Other liabilities

	2005	2004
Group	**€m**	€m
Amounts falling due within one year		
PAYE	**9**	9
Other taxation	**1**	1
Other creditors	**174**	135
Premiums on deposit	**5**	15
Bank overdraft	**14**	8
	203	168
Company	**€m**	€m
Amounts falling due within one year		
PAYE	**5**	5
Other creditors	**24**	–
Amounts due to subsidiary undertakings	**17**	13
	46	18

42. Deferred taxation

Group

Deferred tax assets and liabilities are attributable to the following

	As at 31 Dec 2004 €m	Transition to IAS 39 and IFRS 4 €m	2005 As at 1 Jan 2005 €m	Recognised in income in 2005 €m	Recognised in equity in 2005 €m	Attributable to discontinued activities €m	As at 31 Dec 2005 €m
Property and equipment	33	–	33	1	12	–	46
Deferred acquisition costs	–	20	20	9	–	(6)	23
Deferred front end fees	–	(22)	(22)	(6)	–	8	(20)
Shareholders' value of in-force business	162	(92)	70	8	–	(18)	60
Investment contract liabilities	–	9	9	1	–	(2)	8
Policyholders surpluses	47	–	47	(3)	–	–	44
Unrealised gains on assets	(7)	–	(7)	(5)	–	12	–
Retirement benefits	(13)	–	(13)	2	–	–	(11)
Effective interest rate	–	13	13	(3)	–	–	10
Provision for loan impairment	(7)	7	–	–	–	–	–
Other timing differences	(3)	–	(3)	–	–	–	(3)
	212	(65)	147	4	12	(6)	157

	As at 31 Dec 2003 €m	2004 Recognised in income in 2004 €m	As at 31 Dec 2004 €m
Property and equipment	19	14	33
Shareholder value of in-force business	123	39	162
Policyholders surpluses	45	2	47
Unrealised gains on assets	(15)	8	(7)
Retirement benefits	(3)	(10)	(13)
Provision for loan impairment	(7)	–	(7)
Other timing differences	(8)	5	(3)
	154	58	212

Company

Deferred tax assets and liabilities are attributable to the following

	As at 31 Dec 2004 €m	Transition to IAS 39 and IFRS 4 €m	2005 As at 1 Jan 2005 €m	Recognised in income in 2005 €m	Recognised in equity in 2005 €m	As at 31 Dec 2005 €m
Property and equipment	26	–	26	1	11	38
Unrealised gains on assets	(3)	–	(3)	(1)	–	(4)
Retirement benefits	(20)	–	(20)	2	–	(18)
Effective interest rate	–	13	13	(3)	–	10
Provision for loan impairment	(7)	7	–	–	–	–
Other timing differences	(1)	–	(1)	(3)	–	(4)
	(5)	20	15	(4)	11	22

42. Deferred taxation (continued)

	As at 31 Dec 2003 €m	2004 Recognised in income in 2004 €m	As at 31 Dec 2004 €m
Property and equipment	17	9	26
Unrealised gains on assets	(1)	(2)	(3)
Retirement benefits	2	(22)	(20)
Provision for loan impairment	(7)	–	(7)
Other timing differences	(2)	1	(1)
	9	(14)	(5)

43. Deferred front end fees

	2005 €m
As at 31 December 2004	–
Transition to IAS 39	203
As at 1 January 2005	203
Arising in the year	21
Credit to income arising in the year	(37)
Attributable to discontinued activities	(28)
As at 31 December 2005	159

44. Subordinated liabilities

	Group 2005 €m	Group 2004 €m	Company 2005 €m	Company 2004 €m
US$50m 7.73% perpetual fixed rate loan note (i)	43	37	43	37
US$25m 7.53% fixed rate loan repayable in 2012 (i)	21	19	21	19
US$25m variable rate loan repayable in 2012 (i)	21	18	21	18
JPY20bn fixed rate loan repayable in 2034 (i)	178	145	178	145
€150m variable rate loan repayable in 2013	151	151	151	151
€10m variable rate loan repayable in 2023	10	10	10	10
€500m 6.25% fixed rate loan repayable in 2011	526	526	526	526
€18m variable rate loan repayable in 2011	18	18	18	18
€10m 6.5% fixed rate loan repayable in 2012	10	10	10	10
€10m 4.31% fixed rate loan repayable in 2035	10	–	10	–
€10m variable rate loan repayable in 2015	10	–	10	–
€50m variable rate loan repayable in 2015	50	–	50	–
€200m variable rate loan repayable in 2015	200	–	200	–
JPY 7bn 3.98% perpetual fixed rate loan (i)	56	–	56	–
JPY 10bn 3.75% perpetual fixed rate loan note (i)	81	–	81	–
	1,385	934	1,385	934

Of the above €1,306m (2004: €903m) ranks as Tier 2 capital for capital adequacy purposes.

(i) The Yen and US dollar currency risk on the above has been hedged and is therefore fair valued in the income statement together with the fair value of the related hedging instrument.

45. Reconciliation of movement in capital and reserves

Group

Attributable to equityholders

2005

	Share Capital	Share Premium	Revaluation Reserve	Available for sale Reserve	Merger Reserve	Other Capital Reserves	Revenue Reserves: Distributable reserves	Revenue Reserves: Non-distributable	Total excluding minority interest	Minority interest	Total including minority
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
As at 31 December 2004	86	52	116	–	(21)	30	344	1,529	2,136	11	2,147
Impact of transition to IAS 32, IAS 39 and IFRS 4	–	–	–	(1)	–	–	128	(480)	(353)	(3)	(356)
As at 1 January 2005	86	52	116	(1)	(21)	30	472	1,049	1,783	8	1,791
Issue of share capital	1	22	–	–	–	–	–	–	23	–	23
Profit for the year	–	–	–	–	–	–	353	–	353	–	353
Revaluation gains (net of taxation)	–	–	74	–	–	–	–	–	74	–	74
Transfer between reserves	–	–	(1)	–	–	–	12	(11)	–	–	–
Change in own shares at cost	–	–	–	–	–	–	(12)	–	(12)	–	(12)
Equity-settled transactions	–	–	–	–	–	6	–	–	6	–	6
Dividends	–	–	–	–	–	–	(152)	–	(152)	–	(152)
As at 31 December 2005	87	74	189	(1)	(21)	36	673	1,038	2,075	8	2,083
Analysed as follows:											
Before own shares	87	74	189	(1)	(21)	36	749	1,100	2,213	8	2,221
Own share deduction*	–	–	–	–	–	–	(76)	(62)	(138)	–	(138)
	87	74	189	(1)	(21)	36	673	1,038	2,075	8	2,083

2004

	Share Capital	Share Premium	Revaluation Reserve	Merger Reserve	Other Capital Reserves	Revenue Reserves: Distributable reserves	Revenue Reserves: Non-distributable	Total excluding minority interest	Minority interest	Total including minority
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
As at 1 January 2004										
Before own shares	86	51	114	(21)	29	304	1,382	1,945	8	1,953
Own share deduction*	–	–	–	–	–	(54)	(28)	(82)	–	(82)
	86	51	114	(21)	29	250	1,354	1,863	8	1,871
Issue of share capital	–	1	–	–	–	–	–	1	–	1
Profit for the year	–	–	–	–	–	419	–	419	2	421
Revaluation gains (net of taxation)	–	–	4	–	–	–	–	4	1	5
Transfer between reserves	–	–	(2)	–	–	(173)	175	–	–	–
Change in own shares at cost	–	–	–	–	–	(10)	–	(10)	–	(10)
Equity-settled transactions	–	–	–	–	1	–	–	1	–	1
Dividends	–	–	–	–	–	(142)	–	(142)	–	(142)
As at 31 December 2004	86	52	116	(21)	30	344	1,529	2,136	11	2,147
Analysed as follows										
Before own shares	86	52	116	(21)	30	408	1,563	2,234	11	2,245
Own share deduction*	–	–	–	–	–	(64)	(34)	(98)	–	(98)
	86	52	116	(21)	30	344	1,529	2,136	11	2,147

45. Reconciliation of movement in capital and reserves (continued)

Company

Attributable to equityholders

	Share Capital	Share Premium	Revaluation Reserve	Available for sale reserve	Other Capital reserves	Retained Earnings	Total
	€m	€m	€m	€m	€m	€m	€m
As at 31 December 2004	86	2,750	72	–	8	117	3,033
Impact of transition to IAS 32, IAS 39 and IFRS 4	–	–	–	(1)	–	136	135
As at 1 January 2005	86	2,750	72	(1)	8	253	3,168
Issue of share capital	1	22	–	–	–	–	23
Profit for the year	–	–	–	–	–	312	312
Revaluation gains (net of taxation)	–	–	57	–	–	–	57
Transfer between reserves	–	–	(1)	–	–	1	–
Equity-settled transactions	–	–	–	–	6	–	6
Dividends	–	–	–	–	–	(152)	(152)
As at 31 December 2005	87	2,772	128	(1)	14	414	3,414

	Share Capital	Share Premium	Revaluation Reserve	Other Capital Reserves	Retained Earnings	Total
	€m	€m	€m	€m	€m	€m
As at 1 January 2004	86	2,749	73	7	(52)	2,863
Issue of share capital	–	1	–	–	–	1
Profit for the year	–	–	–	–	310	310
Transfer between reserves	–	–	(1)	–	1	–
Equity-settled transactions	–	–	–	1	–	1
Dividends	–	–	–	–	(142)	(142)
As at 31 December 2004	86	2,750	72	8	117	3,033

* All own shares held are held within the group's life operations for the benefit of life assurance policyholders. In accordance with IFRS the cost of these shares is deducted from distributable reserves. The liability to policyholders is based on the fair value of the shares, the change in the liability due to the mark to market of the shares is charged through the income statement to non-distributable reserves.

The merger reserve is the difference between the shares issued by Irish Permanent plc and the nominal value of the issued share capital of Irish Life plc on the merger of the companies. The share premium arising on the shares (€2,698m) issued in connection with the merger has been classified with the merger reserve rather than with the other share premium in existence in the company.

Revaluation reserve relates to revaluation of properties occupied by the group and is not distributable.

Other capital reserves includes the share premium (€21m) of Irish Life plc at the date of the merger and €7m capital redemption reserve arising from the repurchase and cancellation of shares and €7m reserves arising on employee equity settled transactions. The company capital reserves consist of €7m capital redemption reserve and €7m in respect of equity settled transactions.

46. Authorised and issued share capital

Authorised Share Capital

	Number of Shares	Share Capital €m
Ordinary shares of 32 cent each	400,000,000	128
€ preference shares	300,000,000	300
US$ preference shares	200,000,000	170
Stg£ preference shares	100,000,000	146

The number of ordinary 32 cent fully paid up shares is as follows

	2005	2004
At 1 January	269,690,752	269,494,255
Issued during the year	1,963,452	196,497
At 31 December	271,654,204	269,690,752
Own shares held for the benefit of life assurance policyholders	7,971,405	7,118,023

All of the shares issued in the year were as a result of the exercise of options under the group's share options schemes. Consideration received was €23m.

Own shares held for the benefit of life assurance policyholders are held by Irish Life Assurance plc and represent 2.9% (2004: 2.6%) of the issued share capital of the company

47. Analysis of equity and capital

a. **Equity**

The group's equity is analysed as follows:

	2005	2004	
		Statutory	Pro-forma
	€m	€m	€m
Banking			
Net assets	561	219	350
Goodwill	170	170	170
	731	389	520
Insurance and investment			
Net assets attributable to continuing activities	1,256	1,655	1,171
Deduction in respect of own shares held for the benefit of life assurance policyholders	(138)	(98)	(98)
	1,118	1,557	1,073
Other operations			
Net assets	31	26	26
Goodwill	28	28	28
	59	54	54
Associated undertaking	167	136	136
Equity excluding minority interest	2,075	2,136	1,783
Minority Interest	8	11	8
Shareholders' equity including minority interest	2,083	2,147	1,791

47. Analysis of equity and capital (continued)

b. Analysis of available life assurance capital

The regulatory capital requirements of the life assurance business are determined according to the European Communities (Life Assurance) Framework Regulations 1994 modified by the EU directive 2002/83/EC. The regulations set down the approach to be used to value the assets and liabilities and the calculation of the required minimum solvency margin.

In 2005 the group disposed of its UK life assurance operations, the table below reconciles shareholder funds to available regulatory capital for continuing operations.

	2005 €m	2004 €m
Total shareholders funds attributable to life business	**1,118**	1,073
Less: Shareholders' value of in-force business (VIF)		
Gross	**(546)**	(470)
Related deferred tax	**89**	78
Net assets of discontinued UK operations	**-**	(64)
Shareholders funds on continuing activities excluding VIF	**661**	617
Adjustments to valuation of assets and liabilities to regulatory basis	**(17)**	(5)
Proposed dividend from life operations	**(75)**	(75)
Other assets available to cover solvency margin	**41**	40
Regulatory capital on continuing activities	**610**	577
Held within the long term business fund	**444**	514
Held outside the long term business fund	**166**	63
	610	577

The solvency cover for Irish Life Assurance plc, the group's main life assurance operation is 1.7 times the minimum requirement at 31 December 2005. The level of required capital should be at least the level of solvency capital at which the local supervisory authority is empowered to take action and any further amount that may be encumbered by local supervisory restrictions. In light of this the directors have set the level of required capital at 150% of the minimum requirement. The directors consider this to be a conservative level of capital to manage the business having regard to the basis of calculating liabilities and the insurance and operational risks inherent in the underlying products. Each of the group's entities has sufficient capital on a stand alone basis and therefore no capital injections are expected to be needed in the future. Transfers of capital out of the life companies are subject to companies continuing to meet the regulatory capital requirements.

Shareholder capital within the life business is mainly held within the long-term business fund and is invested in cash, short -term debt securities and property.

The group has provided for the cost of financial options and guarantees on a market consistent basis, details of this together with the process of setting other assumptions are set out in notes 39 and 40.

Capital is affected by a range of factors including interest rates, mortality and morbidity. The group's capital management and risk management policies are discussed further in the overview of business performance and note 53 to the accounts. Note 39 set outs the basis for calculation of liabilities and sensitivities.

47. Analysis of equity and capital (continued)

This table analyses the change in regulatory capital on continuing activities in 2005

	€m
Regulatory capital at 1 January 2005	577
Capital generated from existing business	
– Expected return on EV assumptions	148
– Experience variances	24
– Operating assumption changes	21
– Development expenditure	(7)
New business strain	(118)
Expected investment return	16
Short term investment fluctuations	30
Effect of economic assumption changes	(3)
Other	9
Change in inadmissible assets	2
Dividends	(89)
Regulatory capital at 31 December 2005	610

Best estimate assumptions are used to analyse the various components of the capital movements which are explained as follows:

Capital generated on existing business which has three components

- Expected return: the capital which would arise if the existing business behaved in line with the EV assumptions
- Experience variances: the capital arising because actual experience in the year differs from the EV assumptions on mortality, morbidity, persistency, expenses and non linked matching.
- Operating assumption changes: the effect on capital of changes to regulatory liability demographic and expense assumptions. These assumptions are reviewed regularly and are changed where appropriate in light of either current or expected experience.

New business strain: when a life assurance contract is written significant acquisition costs are normally incurred up-front, these costs are then recovered through future charges. This up-front payment gives rise to a reduction in capital.

Expected investment return: capital generated by the expected investment earnings on the net assets attributable to shareholders using the equity and property investment return EV assumptions applicable at the start of the financial year

Short term investment fluctuations: this is the effect on capital of the difference between the actual investment return achieved and the long term investment return assumed for both policyholder and shareholder assets.

Effect of economic assumption changes: this is the impact on capital of changes in economic assumptions excluding changes in non-linked regulatory liability interest assumptions.

48. Cash and cash equivalents

	Group		Company	
	2005 €m	2004 €m	2005 €m	2004 €m
Cash and balances with central banks	162	176	97	98
Items in the course of collection	137	67	137	67
Loans and receivables to banks	257	451	257	451
	556	694	491	616

Cash and cash equivalents for the group includes €30m (2004: €8m) held on behalf of policyholder funds which is not available for use by the group.

49. Transition from ROI GAAP to IFRS

Group

The group published preliminary 2004 IFRS restatements in July 2005. These restatements were subject to change because of the possibility of subsequent revision or changes to the standards or the guidance on their application. In particular the calculation and presentation of taxation for life assurance business remained under discussion by the industry. These discussions have given rise to a different interpretation creating a change in the 2004 restatements, the net impact of the change is as follows:

	Statutory		Pro-forma	
	As previously published €m	Revised €m	As previously published €m	Revised €m
Profit for the year	395	421	355	355
Equity at end of year	2,179	2,147	1,837	1,791

The tables below all relate to final restatements.

A. Balance Sheet

The balance sheet below explains the restatement of the balance sheet at 31 December 2004 from Irish GAAP to IFRS. The restated statutory balance sheet excludes the application of IAS 32, IAS 39 and IFRS 4. The pro-forma balance sheet includes the impact of IAS 32, IAS 39 and IFRS 4.

	Notes	ROI GAAP Reform-atted €m	Reclass-ifications €m	Equity Re-measure-ment €m	**IFRS Statutory €m**	Proforma adjust-ments €m	**IFRS Proforma €m**
Assets							
Cash and balances with central banks	a	226	(50)	–	**176**	–	**176**
Items in course of collection	a	–	67	–	**67**	–	**67**
Financial Assets							
– Debt securities	a,p,q	4,971	3,400	–	**8,371**	17	**8,388**
– Equity shares	a,p	144	9,989	1	**10,134**	(11)	**10,123**
– Derivative assets	a,q	–	138	–	**138**	72	**210**
– Loans and receivables to customers	a,l,m,n,p,q	18,815	2,096	–	**20,911**	222	**21,133**
– Loans and receivables to banks	a	3,421	1,087	–	**4,508**	–	**4,508**
Investment properties	a,c,d	114	1,622	–	**1,736**	–	**1,736**
Reinsurance assets	o	1,444	–	–	**1,444**	294	**1,738**
Prepayments and accrued income	a,e,g	270	60	(5)	**325**	(69)	**256**
Interest in associated undertakings	a,b	130	–	6	**136**	–	**136**
Property and equipment	c,d	281	85	(48)	**318**	–	**318**
Shareholder value of in-force business	h,i,o	993	–	151	**1,144**	(619)	**525**
Goodwill and other intangible assets	d,e	186	–	65	**251**	–	**251**
Deferred acquisition costs	o	–	–	–	–	182	**182**
Net post retirement benefit asset	g	–	–	66	**66**	–	**66**
Other assets	a,g	333	(157)	(85)	**91**	6	**97**
Assets held to cover linked liabilities	a	16,393	(16,393)	–	–	–	–
Securitised assets - mortgage assets	l	2,225	(2,225)	–	–	–	–
Less non-recourse funding	l	(2,193)	2,193	–	–	–	–
Total assets		47,753	1,912	151	**49,816**	94	**49,910**

49. Transition from ROI GAAP to IFRS (continued)

	Notes	ROI GAAP Reform-atted €m	Reclass-ifications €m	Equity Re-measure-ment €m	IFRS Statutory €m	Proforma adjust-ments €m	IFRS Proforma €m
Liabilities							
Financial liabilities							
– Deposits by banks	a,n	1,082	168	–	**1,250**	(1)	**1,249**
– Customer accounts	a,n	11,927	(340)	–	**11,587**	10	**11,597**
– Debt securities in issue	a,n	10,944	(16)	–	**10,928**	(49)	**10,879**
– Non-recourse funding	l	–	2,193	–	**2,193**	–	**2,193**
– Derivative liabilities	a,q	–	23	–	**23**	129	**152**
– Investment contract liabilities	o	–	–	–	**–**	15,860	**15,860**
Insurance contract liabilities	a,h,j,o	19,873	(115)	45	**19,803**	(15,655)	**4,148**
Outstanding insurance and investment claims	a	–	115	–	**115**	–	**115**
Accruals and deferred income		242	–	(2)	**240**	–	**240**
Other liabilities	a,g	327	(158)	(1)	**168**	1	**169**
Current tax liabilities	a	–	44	–	**44**	–	**44**
Deferred tax liabilities	g,h	10	(2)	204	**212**	(65)	**147**
Net post retirement benefit liability	g	–	–	172	**172**	–	**172**
Deferred front end fees	o	–	–	–	**–**	203	**203**
Subordinated liabilities	p,q	934	–	–	**934**	17	**951**
Dividends	k	104	–	(104)	**–**	–	**–**
Total liabilities		45,443	1,912	314	**47,669**	450	**48,119**
Equity							
Share capital		86	–	–	**86**	–	**86**
Share premium		52	–	–	**52**	–	**52**
Distributable reserves		448	(2)	(102)	**344**	128	**472**
Non-distributable reserves		1,695	(45)	(121)	**1,529**	(480)	**1,049**
Other reserves		84	47	(6)	**125**	(1)	**124**
		2,365	–	(229)	**2,136**	(353)	**1,783**
Own shares held for the benefit of life assurance policyholders		(64)	–	64	**–**	–	**–**
Equity excluding minority interest		2,301	–	(165)	**2,136**	(353)	**1,783**
Minority interest		9	–	2	**11**	(3)	**8**
Total equity including minority interest		2,310	–	(163)	**2,147**	(356)	**1,791**
Total liabilities and equity		47,753	1,912	151	**49,816**	94	**49,910**

B. Income Statement

The following note shows the reconciliation of Irish GAAP profit for the year to statutory IFRS profit for the year and to pro-forma IFRS profit for the year to 31 December 2004. Statutory profit excludes the impact of applying IAS 32, IAS 39 and IFRS 4. Pro-forma allows for the impact of these standards with the exception of application of the derivative hedge accounting rules which were only applied from 1 January 2005.

49. Transition from ROI GAAP to IFRS (continued)

	Notes	ROI GAAP Reformatted €m	Reclass-ifications €m	Equity Re-measurement €m	**IFRS Statutory €m**	Proforma adjust-ments €m	**IFRS Proforma €m**
Interest receivable	a,m,n	847	(4)	–	**843**	–	**843**
Interest payable	a,n	(498)	(4)	–	**(502)**	–	**(502)**
		349	(8)	–	**341**	–	**341**
Fees and commission income	a,n	45	15	–	**60**	–	**60**
Fees and commission expenses	a,n	(41)	(73)	–	**(114)**	47	**(67)**
Net trading income		6	–	–	**6**	–	**6**
Premiums on insurance contracts	a,o	3,622	(65)	–	**3,557**	(3,115)	**442**
Reinsurers' share of premiums on insurance contracts	o	–	–	–	**–**	(138)	**(138)**
Investment return	a,c,d,n,o	1,838	(128)	(9)	**1,701**	(7)	**1,694**
Fees from investment contracts and fund management	a,o	–	15	–	**15**	152	**167**
Change in shareholder's value of in-force business	a,h,i,o	123	(2)	33	**154**	(126)	**28**
Profit on the sale of property and equipment		2	–	–	**2**	–	**2**
Other income	n	10	–	–	**10**	(3)	**7**
Operating income		**5,954**	**(246)**	**24**	**5,732**	**(3,190)**	**2,542**
Claims on insurance contracts	a,o	(1,336)	102	–	**(1,234)**	859	**(375)**
Reinsurers' share of claims on insurance contracts	o	–	–	–	**–**	91	**91**
Change in insurance contracts liabilities	a,d,o	(3,659)	52	25	**(3,582)**	3,427	**(155)**
Change in reinsurers' share of insurance contracts liabilities	o	–	–	–	**–**	122	**122**
Change in investment contracts liabilities	o	–	–	–	**–**	(1,387)	**(1,387)**
Administrative expenses	a,c,d,f,g,n,o	(528)	89	31	**(408)**	(20)	**(428)**
Depreciation and amortisation							
Property and equipment	d,e	–	(30)	–	**(30)**	–	**(30)**
Intangible assets - software	e	–	(10)	–	**(10)**	–	**(10)**
Intangible assets - goodwill amortisation	e	(12)	–	12	–	–	**–**
Investment expenses		–	(10)	–	**(10)**	–	**(10)**
Provision for impairment losses on loans and receivables	m	(9)	–	–	**(9)**	(1)	**(10)**
Tax attributable to life assurance	a,h	(35)	–	35	–	–	**–**
Operating expenses		**(5,579)**	**193**	**103**	**(5,283)**	**3,091**	**(2,192)**
Tax attributable to the profit on life assurance	h	27	–	(27)	–	–	**–**
Operating profit		**402**	**(53)**	**100**	**449**	**(99)**	**350**
Share of profits of associated undertakings	b	65	–	(9)	**56**	–	**56**
Profit on the disposal of Irish Estates Management Limited		19	–	–	**19**	–	**19**
Profit before tax on continuing activities		**486**	**(53)**	**91**	**524**	**(99)**	**425**
Taxation	a,b,g,h,o	(74)	5	(42)	**(111)**	34	**(77)**
Profit for the year on continuing activities		**412**	**(48)**	**49**	**413**	**(65)**	**348**
Profit from discontinued activities	a,h	–	10	(2)	**8**	(1)	**7**
Profit for the year		**412**	**(38)**	**47**	**421**	**(66)**	**355**
Attributable to							
Equityholders		411	(38)	46	**419**	(66)	**353**
Minority Interest		1	–	1	**2**	–	**2**
		412	(38)	47	**421**	(66)	**355**

49. Transition from ROI GAAP to IFRS (continued)

C. Shareholder Equity

The following note shows the reconciliation of equity at 1 January 2004, the movements in the constituent parts of equity during the year to 31 December 2004, both on a statutory and proforma basis and the reconciliaton of equity at 1 January 2005

	Notes	Equity at 1 Jan 2004	Movement in year to 31 December 2004: Share capital and share premium account	Distributable reserves	Non-distributable reserves	Other reserves	Minority interest	Equity at 31 Dec 2004
		€m	€m	€m	€m	€m	€m	€m
Irish GAAP		2,057	1	82	172	(3)	1	2,310
Statutory IFRS adjustments:								
Pension costs	g	(164)	–	(5)	3	–	–	(166)
Dividend recognition	k	97	–	7	–	–	–	104
EEV	i	(42)	–	–	(11)	–	–	(53)
Own shares	j	(28)	–	–	(6)	–	–	(34)
Goodwill and intangibles	e	–	–	11	–	–	1	12
Associate	b	4	–	–	2	–	–	6
Share based payments	f	–	–	–	–	(1)	–	(1)
Taxation	h	(56)	–	–	21	–	–	(35)
Investment properties	c	–	–	(2)	(4)	6	–	–
Property and equipment	d	3	–	–	–	–	1	4
Total Statutory IFRS adjustments		**(186)**	**–**	**11**	**5**	**5**	**2**	**(163)**
Statutory IFRS		**1,871**	**1**	**93**	**177**	**2**	**3**	**2,147**
Proforma IFRS Adjustments								
IAS 39 - Loan impairment	m	–	–	50	–	–	–	50
IAS 39 - Effective yield	n	–	–	77	–	–	–	77
IAS 39 -Financial instruments	p,q	–	–	4	–	(1)	–	3
IFRS 4	o	–	–	–	(484)	–	(2)	(486)
Total Proforma IFRS adjustments		**–**	**–**	**131**	**(484)**	**(1)**	**(2)**	**(356)**
Proforma IFRS at 31 December 2004 and statutory IFRS at 1January 2005		**1,871**	**1**	**224**	**(307)**	**1**	**1**	**1,791**

49. Transition from ROI GAAP to IFRS (continued)

Company

A. Balance Sheet

	Notes	ROI GAAP Reformatted €m	Reclassifications €m	Equity Re-measurement €m	IFRS Statutory €m
Assets					
Cash and balances with central banks		126	(28)	–	98
Items in course of collection		–	67	–	67
Financial assets					
– Debt securities		3,223	–	–	3,223
– Derivative assets		–	21	–	21
– Loans and receivables to customers	1	18,601	218	–	18,819
– Loans and receivables to banks		2,823	–	–	2,823
Investment properties		22	–	–	22
Prepayments and accrued income		193	(74)	–	119
Investment in subsidiary undertakings	f	2,848	–	1	2,849
Property and equipment	e	206	(16)	–	190
Goodwill and other intangible assets	e	160	16	9	185
Deferred tax asset	h	–	–	6	6
Other assets	k	134	13	(147)	–
Securitised assets - mortgage assets	1	217	(217)	–	–
Less non-recourse funding	1	(202)	202	–	–
Total assets		28,351	202	(131)	28,422
Liabilities					
Financial liabilities					
– Deposits by banks		1,077	–	–	1,077
– Customer accounts		11,824	–	–	11,824
– Debt securities in issue		10,944	–	–	10,944
– Non-recourse funding	1	–	202	–	202
– Derivative liabilities		–	21	–	21
Accruals and deferred income		184	17	–	201
Other liabilities		50	(32)	–	18
Current tax liabilities		–	12	–	12
Deferred tax liabilities	g,h	8	–	(8)	–
Net post retirement benefit liability	g	–	(18)	174	156
Subordinated liabilities		934	–	–	934
Dividends	k	104	–	(104)	–
Total liabilities		25,125	202	62	25,389
Equity					
Share capital		86	–	–	86
Share premium		2,750	–	–	2,750
Retained earnings		305	–	(188)	117
Other reserves		85	–	(5)	80
		3,226	–	(193)	3,033
Total liabilities and equity		28,351	202	(131)	28,422

49. Transition from ROI GAAP to IFRS (continued)

B. Shareholder Equity

The following note shows the reconciliation of equity at 1 January 2004, the movements in the constituent parts of equity during the year to 31 December 2004, both on a statutory and proforma basis and the reconciliaition of equity at 1 January 2005.

	Notes	Equity at 1 Jan 2004	Movement in year to 31 December 2004 Share capital and share premium account	Retained earnings	Other reserves	Equity at 31 Dec 2004
		€m	€m	€m	€m	€m
Irish GAAP		3,115	1	113	(3)	3,226
Statutory IFRS adjustments:						
Pension costs	g	(146)	–	(5)	–	(151)
Dividend recognition	k	(97)	–	53	–	(44)
Goodwill and intangibles	e			9	–	9
Taxation	h	(8)	–	–	–	(8)
Investment property	c	–	–	(2)	2	–
Share based payments	f	–	–		1	1
Total Statutory IFRS adjustments		**(251)**	–	**55**	**3**	**(193)**
Statutory IFRS		**2,864**	**1**	**168**	–	**3,033**
Proforma IFRS Adjustments						
IAS 39 - Loan impairments	m	–	–	45	–	45
IAS 39 - Effective yield	n	–	–	87	–	87
IAS 39 -Financial instruments	p,q	–	–	4	(1)	3
Total Proforma IFRS adjustments		–	–	**136**	**(1)**	**135**
Proforma IFRS at 31 December 2004 and statutory IFRS at 1 January 2005		**2,864**	**1**	**304**	**(1)**	**3,168**

The impact on 2004 profit for the year comprises the adjustments reflected within retained earnings above.

49. Transition from ROI GAAP to IFRS (continued)

The main changes arising on transition to IFRS are explained below

(a) Basis of consolidation

Under ROI GAAP the group followed the format prescribed under the Companies Acts and the European Communities (Credit Institutions: Accounts) Regulations 1992 modified where necessary to present a true and fair view of the financial results of the group. Specifically the formats recognised the differences between accounting for banking and life assurance activities and presented banking and life assurance operations separately in both the profit and loss account and the balance sheet.

Under IAS 27 'Consolidated and separate financial statements' all entities must be consolidated on a line by line basis except in very limited circumstances. As a result it is no longer permitted to present life assurance and banking operations separately resulting in the following presentation changes:

1. Assets, liabilities and revenues of the life assurance operations are shown under the appropriate heading with no separation between banking and life operations. This incorporates analysing assets held to match unit-linked policyholders over the relevant balance sheet headings.
2. All inter-company transactions must be eliminated including those between life assurance operations and banking and other operations. These transactions were not previously eliminated but presented within the appropriate headings under the credit institutions and insurance undertakings regulations.

Results of discontinued activities are shown as a single line item after profit after taxation. Following the disposal of the group's UK life assurance operations in June 2005, the 2004 results have been restated to reflect this presentation change.

(b) Interest in associates

There is no change to the way in which the group's interest in its associate and the group's share of its profit is calculated. However the adoption of accounting policies consistent with those used by the group in preliminary IFRS financial information results in a change to both the carrying value of the associate and the profit for 2004.

In addition, the group's share of the associate's profit is shown as a single item on a net of tax basis in the consolidated income statement. Under ROI GAAP the group's share of profit was shown gross and the group's share of the tax of associate was shown as part of the tax charge.

(c) Investment property

Properties occupied by the group which are held by the life assurance operations were classified as investment property under ROI GAAP. Under IFRS these properties are classified as property and equipment and accounted for on the revaluation basis of IAS 16 'Property, plant and equipment'.

The group holds all investment property at fair value. Under IAS 40 'Investment property' where property is measured at fair value, gains and losses should be recognised in the income statement. In accordance with ROI GAAP the group previously recognised revaluation gains and losses on investment properties held by the banking operations directly in equity.

(d) Property and equipment

As outlined under investment property, owner occupied properties held by life assurance operations classed as investment property under ROI GAAP have been reclassified as property and equipment and therefore must be depreciated.

As under ROI GAAP all property and equipment is depreciated over its estimated useful life. Freehold and leasehold property with unexpired terms in excess of 50 years are measured at fair value with revaluation surpluses taken directly to equity.

49. Transition from ROI GAAP to IFRS (continued)

(e) Goodwill and intangibles

Goodwill arising on acquisitions under ROI GAAP was amortised over its estimated useful life (20 years). Under IFRS there is no systematic charge but impairment reviews must be undertaken at least annually, with any resulting impairments charged in the income statement.

Software development costs under ROI GAAP were classified as property and equipment and depreciated over their estimated useful life. Under IFRS software development costs are classified as intangible assets and amortised over their estimated useful life.

(f) Share based payments

Under ROI GAAP no charge arose for share options granted at the market value at the date of grant. Under IFRS 2 'Share based payments' the fair value of the option as determined at the date of grant is expensed over the vesting period where it is likely that options will vest.

(g) Pension costs

Under ROI GAAP the group had adopted the SSAP 24 approach to defined benefit pension schemes whereby the cost of providing the benefits was spread over the service lives of the scheme members. This resulted in the group recognising pension surpluses of €85m (before tax) in the balance sheet.

IAS 19 'Employee benefits' requires the group to recognise in the income statement the current service and past service cost and the change in the present value of the scheme liabilities due to the passage of time net of the expected return on the scheme assets. The net obligation in respect of each pension scheme is recognised in the balance sheet at 1 January 2004 – with assets and liabilities shown separately.

The group has adopted the corridor approach under IAS 19 to determine the treatment of actuarial gains and losses arising during the year. Under this approach to the extent that the cumulative actuarial gains or losses remain within a corridor, defined as the greater of 10% of the schemes assets or liabilities, they are not reflected in the financial statements. If the cumulative gains on losses exceed the 10% corridor, the excess is charged or credited to the income statement over the average remaining service lives of the active scheme members.

(h) Taxation

There are a number of changes in the calculation of deferred taxation under IFRS. These include:

1. No provision for deferred tax was made under ROI GAAP when assets were revalued through revaluation reserves or where assets were disposed of and capital gains tax roll-over relief applied. IAS 12 requires a provision to be made in both these instances.
2. Under ROI GAAP, the movement in the deferred tax relating to assets backing unit-linked liabilities is included as a change in technical provisions on a discounted basis. Under IAS 12 'Income Tax' this is shown as part of the tax charge on an undiscounted basis.
3. Shareholders' value of in-force business under ROI GAAP was shown net of taxation. Under IFRS all assets must be shown gross of taxation and the related tax shown as a separate asset or liability.
4. No discounting of deferred tax provisions is permitted under IFRS.

The taxation charge for life assurance companies in Ireland includes taxation attributable to policyholders. For this reason under ROI GAAP, profits on life assurance operations were calculated net of tax and the resulting net profit was grossed up at the effective corporation tax rate for the tax attributable to shareholders equity interest, and this gross up was reported as the taxation charge on profit. Under IAS 12 taxation expense includes all taxation.

49. Transition from ROI GAAP to IFRS (continued)

(i) European Embedded Values (EEV)

The group adopted the European embedded values principles for 2005 reporting, accordingly the 2004 results have been restated on this basis. The main impact on the results arises from the effect of changes to the assumed level of solvency capital, changes in the risk discount rate and an explicit valuation of the time value of options and guarantees.

(j) Purchases and sales of own shares

Under ROI GAAP, where the group holds own shares for the benefit of unit-linked policyholders these shares were required to be shown as though held as treasury shares. The cost was deducted from shareholders equity and the unit-linked assets and liabilities restated accordingly. This deduction was presented as a separate line within shareholders equity.

Under IFRS, the requirement to treat own shares held for the benefit of unit-linked policyholder as though they are treasury shares remains. The cost of the assets continue to be deducted from shareholders' equity, however it is not permitted to adjust the liability to the policyholder which must be carried at market value.

(k) Dividends paid and payable

Unlike under ROI GAAP, under IFRS ordinary dividends paid in the year are not recognised on the face of the income statement but are shown as a movement in equity.

In addition, under ROI GAAP proposed dividends were accrued in the balance sheet, under IFRS, the group does not recognise dividends that have been declared or proposed after the balance sheet date.

(l) Securitised assets

Under ROI GAAP securitised assets were presented using a linked presentation whereby the securitised assets are shown separately on the balance sheet and the non-recourse element of the funding is shown as a deduction from this balance.

IFRS prohibits linked presentation as a result the gross securitised assets will be shown within loans and receivables and the non-recourse funding shown as a separate heading under liabilities.

Pro-Forma Basis

(m) Loan impairment

Provision for bad and doubtful debts under ROI GAAP included both specific provisions made in respect of impaired loans, when the recovery of a balance was in doubt, and also general provisions. General provisions were made to cover potential losses on loans which while not impaired at the balance sheet date were known from experience to be present in any portfolio of loans. Interest was not recognised on impaired loans.

Under IAS 39, loan impairment provisions can only be recognised on an incurred loss basis if there is objective evidence that the group will be unable to collect all amounts due on a loan. Accordingly general provisions are no longer permitted. In addition, interest must be accrued in net interest income on the impaired loan with the impairment provision increased to reflect this interest.

(n) Loan interest income and expense recognition

Under ROI GAAP interest income was recognised on an accruals basis over the life of the loan with any discounts recognised as incurred. Fees and commissions payable and any fees received in relation to the acquisition of the loan were recognised in the accounting period in which they were incurred, with the exception of commission paid to intermediaries in respect of certain loans which was charged against profit over three years.

IAS 39 requires the recognition of income and costs relating to loan assets on an effective interest basis. This spreads the interest income together with the related fees and commission payable or receivable over the expected life of the loan.

49. Transition from ROI GAAP to IFRS (continued)

(o) IFRS 4

IFRS 4 introduces a revised definition of insurance contracts. Insurance contracts are those life insurance contracts which transfer significant insurance risk to the group. All other life insurance contracts are classed as investment contracts and accounted for as financial instruments under IAS 39 ' Financial instruments: recognition and measurement' and investment management service contracts under IAS 18 'Revenue'. Insurance contracts are accounted for on the same basis as ROI GAAP. The change in respect of Investment contracts accounted for under IAS 39 and IAS 18 include most of the group's unit-linked life assurance business. The changes from ROI GAAP include:

1. Shareholder's value of in-force business asset on these contracts is no longer recognised in the balance sheet.
2. Premium and claims are no longer included in the income statement but are taken to the balance sheet as movements in the investment contract liabilities.
3. Costs of new business to the extent that they are directly related to the acquisition of new business (principally commission and other sales volume related costs), can be deferred and amortised over the life of the contract.
4. Up front fees earned in respect of investment management services are deferred and amortised over the life of the contract.
5. Options or guarantees embedded in investment contracts are valued on a market consistent basis using stochastic models.
6. There are also a number of changes on the timing of recognition of liabilities associated with the non-recognition of the shareholder value of in-force business.

(p) Financial investments

1. Classification

Financial investments include both debt securities and equity shares. Under ROI GAAP the accounting policy for financial investments reflected the purpose for which the instruments were held. All financial investments held by the life assurance activities were measured at fair value with all changes included in the income statement. There are no equities held by the group's banking activities.

Debt securities held by the group's banking activities were largely held at amortised cost except where securities were held for trading purposes. Income on securities held at amortised cost was recognised on an accruals basis with realised profits recognised immediately in the income statement. Debt securities held for trading purposes were held at market value with realised and unrealised gains and losses recognised in trading income.

Under IAS 32 and IAS 39 all debt securities and equity shares are classified under one of the following categories.

- Held to maturity ('HTM')
- Available for sale ('AFS')
- Held for trading ('HFT') or held at fair value through profit and loss ('FVTPL').

The accounting policies for these investments are outlined below .

All debt securities and equities held by life assurance activities are classified as FVTPL and consequently continue to be measured at market value with all changes recognised in the income statement within net investment return.

Debt securities held by banking operations fall into a number of categories.

HTM
Where debt securities are acquired with the ability and the intention to hold to maturity, these investments will be classed as HTM. They are stated at cost on the balance sheet and income recognised on an effective interest basis.

49. Transition from ROI GAAP to IFRS (continued)

AFS

Debt securities classed as AFS are stated in the balance sheet at fair value with unrealised gains and losses net of tax reported as a separate reserve within shareholders' equity. Realised profits and losses and income are recognised in the income statement.

2. Valuation

IFRS requires that the fair value of listed investments be calculated on a bid basis rather than the previous mid market or offer basis used by the group. Where these investments are held on behalf of unit-linked policyholders, there is a corresponding change in the measurement of the liabilities.

(q) Derivatives

The group's banking activities use derivatives for both hedging purposes and trading purposes while the group's life assurance activities use derivatives as one element of efficient portfolio management.

Under ROI GAAP derivatives held for trading purposes or by life assurance activities were included at market value with changes in the value reported as income. Profits or losses on derivatives entered into for hedging purposes were recognised in accordance with the underlying transaction.

IAS 39 requires that all derivatives are included in the balance sheet at fair value and that assets and liabilities can only be offset if there is a legal right of set-off.

The group uses fair value hedging as defined under IAS 39 within its banking operations. A fair value hedge is a derivative which hedges the exposure to changes in the fair value of a recognised asset, liability or commitment. To qualify as a fair value hedge the effectiveness criteria as set out in IAS 39 must be met. The interest income or expense on derivatives classed as fair value hedges is included in interest receivable or payable. Movements in the fair value of the hedge, together with the change in the fair value of the item being hedged, are included as other income.

Income, gains and losses on other derivatives held by banking operations for trading are included in trading income while the return on derivatives held by the life assurance activities is included in investment return.

50. Contingent liabilities and commitments

A. Capital Commitments

In the normal course of its banking business the group and company have entered into commitments to lend money as follows:

	Group		Company	
	2005 €m	2004 €m	**2005 €m**	2004 €m
Guarantees and irrevocable letters of credit	**5**	5	**52**	18
Commitments to extend credit				
– less than one year	**288**	245	**288**	245
– one year and over	**167**	120	**167**	120
	455	365	**455**	365

The group has entered into commitments to purchase investment properties totalling €39m (2004: €Nil) for the benefit of unit-linked policyholders.
Commitments to extend credit does not expose the group or company to significant interest rate risk.

50. Contingent liabilities and commitments

B. Contingencies

The group like all other banks and insurance companies is subject to litigation in the normal course of its business. The group does not believe that any such litigation will have a material effect on its profit or loss and financial condition.

As part of the agreement in 2001 to dispose of Interstate Life Assurance Company Limited, its wholly owned US subsidiary the group provided certain guarantees in regard to persistency experience on a block of business held by Interstate. The maximum amount payable on foot of these guarantees is €11.6m. The group believe that the crystallisation of this amount is unlikely.

DIRT is a withholding tax which Irish financial institutions are required to deduct from interest paid on deposits. Interest may be paid in certain circumstances without such withholding tax, including where the deposit is made by a non-resident, a company, a charity or a pension fund and a declaration of the kind required has been made to the financial institution.

The Irish Life & Permanent Group's policy and practice has always been to account for its DIRT obligations in accordance with the law and with Revenue practice.

Following an enquiry in 1999, into the administration of DIRT by financial institutions in the Republic of Ireland by the Public Accounts Committee of Dáil Éireann, the Revenue Commissioners undertook audits of the historic compliance with all aspects of the administration for DIRT in all of the major financial institutions in the State, including the Irish Life & Permanent Group. The audit of Guinness & Mahon (Ireland) Limited, a group subsidiary, is ongoing and a payment on account of €0.5m has been made in respect of this company.

C. Operating lease commitments

The group leases various offices under non-cancellable operating leases, the future aggregate minimum lease payments under these leases are as follows

	Group		Company	
	2005	2004	**2005**	2004
	€m	€m	**€m**	€m
Less than 1 year	**8**	9	**6**	8
Greater than 1 year and less than 5 years	**31**	34	**23**	27
Greater than 5 years	**78**	77	**60**	56
	117	120	**89**	91

The leases typically run for a period of 25 years, with an option to renew the lease after that date. Lease payments may be increased every 5 years to reflect market rentals. None of the leases includes contingent rentals.

51. Principal subsidiary and associated undertakings

(a) Principal subsidiary undertakings

Name & Registered Office	Incorporated in	% of ordinary shares held
Banking :		
permanent tsb Finance Limited *	Ireland	100
56-59 St. Stephens Green, Dublin 2		
Capital Home Loans Limited *	UK	100
Admiral House, Harlington Way, Fleet, Hampshire, GU13 8YA		
Life Assurance :		
Irish Life Assurance plc	Ireland	100
Irish Life Centre, Lower Abbey Street, Dublin 1		
Irish Life International Limited	Ireland	75
Irish Life Centre, Lower Abbey Street, Dublin 1		
Investment management :		
Irish Life Investment Managers Limited	Ireland	100
Beresford Court, Beresford Place, Dublin 1		
Other:		
Irish Progressive Services International Limited	Ireland	100
Beresford Court, Beresford Place, Dublin 1		
Cornmarket Group Financial Services Limited	Ireland	75
Liberties House, Christchurch Square, Dublin 8		

* held directly through Irish Life & Permanent plc.

The principal country of operation of each company is the country in which it is incorporated with the exception of Irish Life International Limited which operates internationally.

The registered office of Irish Life & Permanent plc is: Irish Life Centre, Lower Abbey Street, Dublin 1.

(b) Principal associated undertaking

	Total issued equity/debt capital	% holding
Allianz - Irish Life Holdings plc Incorporated, registered and operating as a general insurance company in Ireland (Held by a subsidiary undertaking)	23,053,408 ordinary €1.25 shares	30.4

52. Related parties

The group has a related party relationship with its associate (note 31), its directors and senior management and the group's pension schemes. The company also has a related party relationship with its subsidiaries.

A. Directors' shareholdings

The interests of the directors and the company secretary, including interests of their spouses and minor children, in the share capital of Irish Life & Permanent plc are as follows:

	Number of beneficial ordinary shares held			
	At 31 December 2005		At 1 January 2005	
	Ordinary Shares	**Options**	Ordinary Shares	Options
Gillian Bowler	**20,259**	**–**	20,259	–
David Went	**225,869**	**245,313**	190,287	271,985
Breffni Byrne	**10,000**	**–**	10,000	–
Denis Casey	**103,683**	**147,343**	102,773	147,343
Peter Fitzpatrick	**258,778**	**167,439**	257,957	167,439
Danuta Gray	**1,600**	**–**	–	–
Eamonn Heffernan	**5,000**	**–**	5,000	–
Kieran McGowan	**6,000**	**–**	6,000	–
Kevin Murphy	**135,587**	**128,392**	134,677	128,392
Finbar Sheehan	**1,181**	**–**	1,181	–
Ciarán Long (Company Secretary)	**12,688**	**64,464**	11,778	64,464

In addition Ciarán Long, as alternate director of the TSB ESOP Trustees Ltd., has a non-beneficial interest in a total of 3,755,594 shares (2004: 4,766,674 shares).

Since 31 December 2005 there have been the following changes:

David Went exercised 55,844 share options and subsequently sold 35,295 shares on the market.

Denis Casey sold 50,000 shares on the market.

B Transactions with key management personnel

Key management personnel include non-executive directors and group senior management (including executive directors). Details of group senior management are set out on page 21. Non-executive directors are compensated by way of fees only. The compensation of executive directors and other group senior management comprises salary and other benefits together with pension benefits. In addition they participate in the group's profit sharing and share option schemes. Full details of directors' compensation are set out in the directors report on remuneration on pages 32 to 34. Details of the share options are set out in note 15. Total compensation to key management personnel is as follows:

	2005 €000	2004 €000
Fees	**694**	541
Salary and other benefits	**6,068**	5,042
Pension benefits – defined benefits	**2,190**	1,655
– defined contributions	**249**	237
Equity settled benefits – defined contributions	**730**	100
Termination payment	**464**	–
	10,395	7,575

Number of key management personnel at 31 December is as follows:

	2005	2004
Non executive directors	**7**	8
Executive directors and senior management	**12**	10
	19	18

52. Related parties (continued)

For key management who are members of a defined benefit scheme, the pension benefit included above is the transfer value of the increase in accrued pension during the year. For defined contribution schemes it is the contributions made by the group to the scheme.

In the normal course of its business the group had balances and transactions with key management personnel as follows:

	2005 €000	2004 €000
Balance as 31 December		
Loans	**1,368**	1,506
Quasi-loans	**27**	20
Deposits	**2,632**	2,514
Life assurance and pension policies	**13,517**	11,622
Transactions during the period		
Loan repayments	**138**	78
Interest on loans & deposits	**46**	39
Life assurance and pension premiums	**1,414**	1,118
Life assurance claims	**23**	2

The loans are granted on normal commercial terms and conditions with the exception of certain house loans where executive directors and senior management may avail of subsidised loans on the same terms as other eligible management of the group. All of the loans are secured. The quasi-loans are unsecured credit card balances and overdrafts. All interest and principal due at the balance sheet date on both loans and quasi-loans has been repaid on schedule and no provision for loan impairment is required. Life policies represent values for investment contracts (including pension policies) and sums assured for protection products.

Loans include loans to two directors of €359,037, (2004: €432,296 to three directors). In addition one director has given a personal guarantee on a loan of €400,000.

Associate

Irish Life & Permanent plc has a commission agreement with its associated company, Allianz – Irish Life Holdings Limited ("Allianz"). Under this agreement, Irish Life & Permanent plc is paid commission for general insurance business written with Allianz through Irish Life & Permanent plc. Commission earned in 2005 was €11m (2004: €13m). In addition, a subsidiary of the group, Irish Life Investment Managers Limited has an investment agreement with Allianz, fees earned under this agreement were €0.5m in 2005 (2004: €0.5m). Included within the group accounts is a net balance due to Allianz of €2m (2004: €2.4m). All transactions with Allianz are priced on an arms length basis.

Other

In the normal course of business the group provides investment management to the group's pension schemes. Fees earned under these agreements were € 2.9m (2004:€2.4m).

Company

In addition to the above relationships with Allianz and key management personnel, the company in the normal course of its banking business enters into transactions with the life assurance and other banking operations of the group. These transactions which are eliminated in the consolidated financial statements are all priced on an arms length basis other than non-interest bearing loans. The following amounts were included in the company balance sheet in respect of transactions with related parties

52. Related parties (continued)

	2005 €m	2004 €m
Loans and receivables to customers		
– Interest bearing	4,111	2,711
– Non interest bearing	173	115
Customer accounts	454	398
Debt securities in issue	26	11

Non interest bearing loans and receivables are all repayable on demand.

The group's Isle of Man operations have advanced loans of €47m (2004: €13m) which in the event of the counterparty defaulting the company has committed to reimburse the Isle of Man subsidiary for any losses incurred.

53. Risk management objectives and policies for mitigating financial risk

The group's risk management policies and the processes for identifying and managing risks across the group including strategic and operational risks are described in the Overview of Business Performance and the Directors' Report on Corporate Governance. The key financial risks which arise in the group include market risk, credit risk, liquidity risk and insurance risk. The type of risk and the way in which the group manages the risk will vary depending on the type of business and in particular risk may be managed differently in life and banking operations reflecting the different profiles and duration of the assets and liabilities of the businesses.

The risks and how they are managed within each business area are analysed as follows

Market Risk

Market risk is the risk of change in fair value of a financial instrument due to changes in interest rates, equity prices or foreign currency exchange rates.

All market risks within the group are subject to strict internal controls and reporting procedures and are monitored by the group's Asset and Liabilities Committee. This committee which operates under terms of reference which have been approved by the board, is chaired by the Group Finance Director and comprises members of senior management, including the Group Chief Executive. All market risks are subject to limits on the magnitude and nature of exposures which may be undertaken. These limits are outlined in policy documents which are regularly reviewed by the board.

Life Operations

All assets and liabilities of the life operations are held at fair value and can be classified into five main categories as set out below

	2005* €m
Unit-linked funds where the financial risks are primarily borne by the policyholders	19,613
Discretionary participation insurance contracts	204
Other policyholder liabilities	2,944
Unit-linked tracker bonds and non-linked fixed interest return single premium bonds	1,091
Investment financial options and guarantees	28
	23,880

*Liabilities as at 31 December 2005 before reassurance

53. Risk management objectives and policies for mitigating financial risk

The group holds assets at fair value to back the liabilities set out above, together with the assets relating to the life operations solvency capital and free shareholder funds.

As the group is not exposed to any significant financial risk on assets or liabilities held within unit-linked funds, these are excluded from the risk analysis. Details of these assets are set out in note 25.

Details of the financial options and guarantees are set out in note 40.

Equity risk
Equity risk is defined as the risk of a potential loss in market values due to an adverse change in prices including changes in the value of investment properties. Investment in equities and property is generally limited to investments to match commitments to policyholders or to match a portion of the liabilities under discretionary participation contracts. Derivatives are only permitted to be held as part of efficient portfolio management. All investments made are within the parameters set down by senior management as well as by statutory requirements. There is regular reporting of asset and liability mis-matches to investment committees within business units and to the group's Asset and Liability Committee.

Interest rate risk
Life operations of the group carry interest rate risk exposures on its debt securities and its loans to banks portfolio and on its fixed rate insurance and investment liabilities. It is the group's policy where possible to match its assets and liability profile and this is monitored on a regular basis by the investment committees within each business unit and the Asset and Liability Committee.

Currency exposure
The group's life assurance liabilities are primarily denominated in Euro and it is group policy to match the currency exposure of the liabilities and the underlying assets.

The following table sets out the expected or contractual cash-flows for the assets and liabilities relating to insurance contract liabilities including discretionary participating contracts where the shareholder is exposed to a financial risk as at 31 December 2005.

	Not more than 1 year	Over 1 year but less than 5 years	Over 5 years but less than 10 years	Over 10 years but less than 20 years	Over 20 years	No-fixed term	Total
	€m	€m	€m	€m	€m	€m	€m
Assets							
Debt securities	244	448	378	537	606	–	2,213
Equities	–	–	–	–	–	53	53
Loans and receivables to banks	29	–	–	–	–	–	29
Investment properties	–	–	–	–	–	2	2
Reinsurance assets	64	735	596	399	846	–	2,640
	337	1,183	974	936	1,452	55	4,937
Liabilities							
Insurance contracts	241	1,178	1,071	990	1,349	–	4,841

The group is also exposed to financial risk on certain investment contracts principally tracker products and other fixed interest return single premium bonds. Both assets and liabilities are held at fair value in the balance sheet. It is group policy to purchase assets to match liabilities, the table below sets out the fair value of the assets and liabilities by maturity date as at 31 December 2005.

53. Risk management objectives and policies for mitigating financial risk (continued)

	Not more than 1 year €m	Over 1 year but less than 5 years €m	Over 5 years but less than 10 years €m	Total €m
Assets				
Debt securities	167	755	72	994
Derivatives	20	110	6	136
	187	865	78	1,130
Liabilities				
Investment contracts	185	828	78	1,091
Other liabilities	18	–	–	18
	203	828	78	1,109

Shareholders assets of the life operations including those assets required to match solvency capital are predominately invested in cash and properties occupied by the group. An analysis of the shareholders assets is set out in note 7 of the EV basis supplementary information.

Banking operations

The group's banking operations by their nature will give rise to both interest rate risk and foreign currency exchange risk. The interest rate risk arises because the group both lends money and accepts deposits at fixed and floating interest rates. Foreign currency exchange risk arises due to the fact that the group's banking operations conduct business in a range of currencies, principally Euro, Sterling and US dollar. It is the group's policy to hedge all foreign exchange risk as it arises. Interest and foreign currency exchange rate exposures are managed using a range of conventional hedging instruments including interest rate and currency swaps and forward rate agreements. In addition an element of the earnings within the group's banking operations is derived from the controlled mis-matching of the dates upon which interest receivable on assets and interest payable on liabilities are next reset to market rates or, if earlier, the dates upon which the instruments mature.

The following table provides effective weighted average interest rates at 31 December 2005 for those financial instruments held at amortised cost

	€	Stg	US$
Financial assets			
Loans and receivable to customers	3.70%	6.14%	–
Loans to banks	2.10%	4.67%	3.58%
Debt securities	3.62%	4.37%	4.21%
Financial liabilities			
Deposits by banks	2.67%	4.63%	3.27%
Debt securities in issue	2.36%	4.81%	3.35%
Customer accounts	1.11%	4.70%	3.42%
Other borrowings - including subordinated debt	4.94%	4.95%	4.99%

The impact of derivatives on effective interest rate in 2005 was 0.19%.

The tables below summarise the interest rate repricing mis-matches as at 31 December 2005. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity date. A net liability in a period indicates an exposure to a rise in interest rates, although the actual financial impact will depend on a number of factors, including the extent to which repayments are made earlier or later than the contracted date and variations in interest rate sensitivity within repricing periods and among different currencies.

53. Risk management objectives and policies for mitigating financial risk (continued)

Interest Rate Repricing - Euro
At 31 December 2005

	Not more than three mths €m	Over three mths but not more than six mths €m	Over six mths but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non Interest Bearing €m	Total €m
Assets							
Cash and other receivables	114	–	–	–	–	–	**114**
Items in the course of collection	–	–	–	–	–	137	**137**
Loans and receivables to banks	2,706	–	21	–	–	–	**2,727**
Loans and receivables to customers	14,543	1,175	3,037	2,052	141	–	**20,948**
Debt securities - listed	497	–	549	1,060	704	11	**2,821**
Other assets	–	–	–	–	–	584	**584**
Total assets (A)	**17,860**	**1,175**	**3,607**	**3,112**	**845**	**732**	**27,331**
Liabilities							
Deposits by banks	(1,218)	–	–	–	–	(1)	**(1,219)**
Customer accounts	(7,528)	(509)	(421)	(200)	(242)	(42)	**(8,942)**
Debt securities in issue	(5,130)	(437)	(206)	(1,323)	(367)	–	**(7,463)**
Other liabilities	–	–	–	–	–	(310)	**(310)**
Subordinated liabilities	(410)	–	–	–	(812)	(72)	**(1,294)**
Non recourse funding	–	–	–	–	–	–	-
Total liabilities (B)	**(14,286)**	**(946)**	**(627)**	**(1,523)**	**(1,421)**	**(425)**	**(19,228)**
Derivative financial instruments affecting interest rate sensitivities (C)	**(2,003)**	**(2,094)**	**(2,355)**	**(1,664)**	**600**	**–**	**(7,516)**
Interest rate repricing gap (A) + (B) + (C)	**1,571**	**(1,865)**	**625**	**(75)**	**24**	**307**	
Cumulative interest rate repricing gap	**1,571**	**(294)**	**331**	**256**	**280**	**587**	
At 31 December 2004							
Interest rate repricing gap	(2,207)	(942)	2,616	750	24	269	
Cumulative interest rate repricing gap	(2,207)	(3,149)	(533)	217	241	510	

53. Risk management objectives and policies for mitigating financial risk (continued)

Interest Rate Repricing - Sterling
At 31 December 2005

	Not more than three mths €m	Over three mths but not more than six mths €m	Over six mths but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non Interest Bearing €m	Total €m
Assets							
Loans and receivables to banks	210	–	15	–	–	–	225
Loans and receivables to customers	3,613	20	16	1,921	5	–	5,575
Debt securities - listed	74	–	–	–	13	1	88
Other assets	–	–	–	–	–	91	91
Total assets (A)	**3,897**	**20**	**31**	**1,921**	**18**	**92**	**5,979**
Liabilities							
Deposits by banks	(414)	(95)	(147)	–	–	(6)	(662)
Customer accounts	(3,290)	(249)	(205)	(97)	–	(9)	(3,850)
Debt securities in issue	(1,563)	–	(29)	(216)	(7)	(17)	(1,832)
Other liabilities	–	–	–	–	–	(28)	(28)
Non recourse funding	(2,232)	–	–	–	–	–	(2,232)
Total liabilities (B)	**(7,499)**	**(344)**	**(381)**	**(313)**	**(7)**	**(60)**	**(8,604)**
Derivative financial instruments affecting interest rate sensitivities (C)	**3,928**	**(48)**	**543**	**(1,636)**	**(44)**	**–**	**2,743**
Interest rate repricing gap (A) + (B) + (C)	**326**	**(372)**	**193**	**(28)**	**(33)**	**32**	
Cumulative interest rate repricing gap	**326**	**(46)**	**147**	**119**	**86**	**118**	
At 31 December 2004							
Interest rate repricing gap	1,007	(535)	(78)	(205)	(246)	38	
Cumulative interest rate repricing gap	1,007	472	394	189	(57)	(19)	

53. Risk management objectives and policies for mitigating financial risk (continued)

Interest Rate Repricing - US Dollar
At 31 December 2005

	Not more than three mths €m	Over three mths but not more than six mths €m	Over six mths but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non Interest Bearing €m	Total €m
Assets							
Loans and receivables to banks	1,734	–	–	–	–	–	1,734
Debt securities - listed	65	–	–	1	89	–	155
Other assets	–	–	–	–	–	29	29
Total assets (A)	1,799	–	–	1	89	29	1,918
Liabilities							
Deposits by banks	(131)	–	(57)	–	–	–	(188)
Customer accounts	(336)	(33)	(27)	(13)	–	(1)	(410)
Debt securities in issue	(5,309)	(298)	(34)	(214)	(75)	(25)	(5,955)
Subordinated liabilities	–	(21)	–	(57)	(7)	(6)	(91)
Total liabilities (B)	(5,776)	(352)	(118)	(284)	(82)	(32)	(6,644)
Derivative financial instruments affecting interest rate sensitivities (C)	4,099	319	91	274	(10)	–	4,773
Interest rate repricing gap (A) + (B) + (C)	122	(33)	(27)	(9)	(3)	(3)	
Cumulative interest rate repricing gap	122	89	62	53	50	47	
At 31 December 2004							
Interest rate repricing gap	(5)	12	(2)	3	(10)	1	
Cumulative interest rate repricing gap	(5)	7	5	8	(2)	(1)	

Fair value of financial assets and liabilities

The fair value of non-trading financial assets and liabilities within the banking operations at 31 December 2005 is set out below :

	Carrying Value €m	Fair Value €m
Assets		
Cash and balances at Central Banks	114	114
Items in the course of collection	137	137
Derivative assets	201	201
Loans and receivables to banks	4,685	4,689
Loans and receivables to customers	26,523	26,582
Debt securities – listed	3,064	3,088
Prepayments and accrued income	218	218
Total assets	34,942	35,029

53. Risk management objectives and policies for mitigating financial risk (continued)

	Carrying Value €m	Fair Value €m
Liabilities		
Deposits by banks	2,070	2,078
Customer accounts	13,203	13,238
Debt securities in issue	15,252	15,289
Derivative liabilities	210	210
Other liabilities	191	191
Subordinated liabilities	1,385	1,399
Non recourse funding	2,232	2,232
Total liabilities	34,543	34,637

Credit Risk

Credit risk throughout the group is approved and managed in line with a set of clearly defined policy statements, which have been approved by the board. Credit exposures fall into a number of categories.

Debt securities and loans to banks
The group is exposed to credit risk on third parties where the group holds debt (including sovereign debt) or has issued loans to banks. Sovereign debt is restricted to countries with a rating of Standard and Poor's rating of A- or higher. The group has set counterparty limits for all debts and loans on a group wide basis. The following table gives an indication of the level of creditworthiness of the group's debt securities and loans to banks based on average balances and the ratings prescribed by the rating agency Standard & Poor's.

Rating	% of portfolio
AAA	12%
AA	53%
A	30%
Others	5%

Derivatives
In the case of currency forward, currency and interest rate swaps, forward rate agreements, the risk represents the potential cost to replace the swap contracts if counter-parties fail to perform their obligations. Credit risk in future contracts is minimal as changes in future contracts are settled daily. The group is exposed to credit risk on purchased options to the extent of the cost of replacing the option which should equate to the fair value of the options. All derivative contracts which could result in significant credit risk are with counterparties rated at least A- by Standard & Poor's.

Loans to customers
The operational controls over customer lending are set out in the Overview of Business Performance.

Reinsurance assets
The group's life operations cede insurance and investment risk to a number of reinsurance companies. There are three main categories of reinsurance assets as set out below.

As at 31 December 2005

	€m
Assets held in a charged account	1,105
Assets where credit risk is borne by the policyholder	323
Other assets where credit risk is borne by the shareholder	595
	2,023

53. Risk management objectives and policies for mitigating financial risk (continued)

The assets held in a charged account are in respect of a reinsurance treaty for annuity business, all withdrawals from the charged account have to be authorised by Irish Life. Assets are managed in accordance with a mandate which matches the asset and liabilities.

Assets where credit risk is borne by the policyholders relate to unit-linked investment contracts where the policy documents specify that the return to the policyholder is based on the return from the reinsurance companies.

The group regularly reviews the financial security of its reinsurance companies. Where the reinsurance arrangement involves asset accumulation on the part of the reinsurance company, these companies have a Standard and Poor's rating of at least A+. Other limits are set with reference to premium income, assets and shareholder capital of the reinsurance company.

Liquidity Risk

Liquidity risk is the risk that the group may be unable to meet payment of obligations in a timely manner at a reasonable cost or the risk of unexpected increases in the cost of funding the portfolio at appropriate maturities or rates.

Liquidity management within the group is carried out by the group's Treasury function. In carrying out this responsibility, Treasury's principal objective is to ensure that the banking operations have sufficient funding available, at an optimal cost, to meet the operational needs of the bank and to adhere to regulatory and prudential requirements. In this regard, the bank's liquidity ratio at 31 December 2005 was 26%.

Insurance risk

Insurance risk relates to the likelihood that the uncertain future event covered by an insurance contract occurs resulting in a claim. The theory of probability is applied to the pricing and provisioning for a portfolio of insurance contracts. The principal risks are that the frequency of claims or the severity of claims is greater than expected. Insurance events are random by their nature and the actual number and size of events during any one year may vary from those estimated using established statistical techniques.

The group manages its insurance risk through underwriting limits, approval procedures for new products and reinsurance where appropriate.

Reinsurance is managed in accordance with approved policy and is regularly reviewed by the Group Assets and Liabilities Committee

The assumptions used to place a value on the liabilities of insurance contracts and the sensitivity of these assumptions to a range of factors is set out in note 39.

Insurance risk falls into three main categories:

Life assurance contracts

These are contracts where the benefit is payable on death or serious illness. The benefit may be a lump sum or in the case of serious illness an annual income stream which may be fixed or escalate at a fixed rate or in line with a relevant index.

Insurance risks associated with life insurance contracts include the risk of epidemics, accidents and changes in lifestyle such as smoking habits and stress related diseases.

Life assurance contracts may be unit-linked or non-linked. For unit-linked contracts the group charges for the insured risk on a monthly basis and has the right to alter these charges based on its risk experience. In this way the group can limit its exposure. Non-linked business may be group business or individual contracts. Group business is normally written for a maximum of a three year term and the insurance risk may be repriced at the end of each term. For individual business written for a fixed term there are no mitigating terms and conditions which reduce the insurance risk.

53. Risk management objectives and policies for mitigating financial risk (continued)

Individual business risk is managed through the inclusion of medical selection in the underwriting criteria and through reinsurance of the risk.

The sum at risk amounts net of reinsurance are as follows

	2005 €m	2004 €m
Unit-linked contracts	**11,361**	12,867
Non-linked contracts		
– individual	**9,452**	8,107
– group	**34,932**	30,956

Annuity contracts

These are contracts where the policyholder in return for a single premium paid at the start of the contract purchases an annual income stream for the remainder of their lives. Annuities may be level, escalate at a fixed rate or in line with a relevant index.

Payments are often guaranteed for a minimum term regardless of survival, annuities may also continue after death in full or in part to a surviving partner.

The main insurance risk associated with this product is longevity risk and in particular that improvements in medicial science and social conditions would increase longevity. In recognition of this risk, in 2002 the group decided to reinsure 57% of the in-force portfolio of annuity contracts. All new annuity business written since 2002 has also been 100% reinsured.

Under the reinsurance treaty longevity risk is borne by the reinsurance company. Assets are held by the reassurance company in a charged account, all withdrawals from which have to be authorised by Irish Life. Assets are managed in accordance with a mandate which matches the asset and liabilities.

The reserves held for annuity contracts are as follows:

	2005 €m	2004 €m
Gross	**1,673**	1,515
Reinsurer's share	**(1,105)**	(964)
	568	551

Insurance contracts with a discretionary participation feature

The group has a closed book of with-profit business where the policyholder benefits from a discretionary annual bonus and a discretionary final bonus. There has been no new business written since it was set up as a closed fund in 1990. The shareholder does not participate in the with-profit fund.

The assets of the fund are invested in a fund which invests in a mixture of equities and fixed interest securities.

The group has discretion on the level of bonuses declared.

The total guaranteed sums assured in the future and bonuses payable on death at 31 December 2005 are €332m (2004: €340m). Reserves at 31 December 2005 are €204m (2004: €197m) which on a discounted cash flow basis are sufficient to meet fund liabilities.

53. Risk management objectives and policies for mitigating financial risk (continued)

2004

As required under IFRS when IAS 32 and IAS 39 are adopted from 1 January 2005, the previous disclosures made for banking operations under FRS 13 for 2004 are republished in full below

Interest Rate Sensitivity Gap

Interest Rate Repricing - Euro
At 31 December 2004

	Not more than three mths €m	Over three mths but not more than six mths €m	Over six mths but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non Interest Bearing €m	Total €m
Assets							
Cash and balances at central banks	128	–	–	–	–	–	**128**
Government bills	–	–	–	–	–	–	**–**
Loans/advances to credit institutions	448	–	31	–	–	–	**479**
Loans/advances to customers	12,114	1,107	2,467	1,159	74	–	**16,921**
Debt securities – listed	948	41	18	1,411	535	–	**2,953**
Other assets	–	–	–	–	–	697	**697**
Total assets (A)	**13,638**	**1,148**	**2,516**	**2,570**	**609**	**697**	**21,178**
Liabilities:							
Deposits by credit institutions	(540)	(19)	(71)	–	–	–	**(630)**
Customer accounts	(6,908)	(720)	(99)	(171)	(23)	(22)	**(7,943)**
Debt securities in issue	(4,495)	(301)	(230)	(481)	(649)	–	**(6,156)**
Other liabilities	–	–	–	–	–	(378)	**(378)**
Subordinated liabilities	(150)	–	–	–	(680)	(28)	**(858)**
Total liabilities (B)	**(12,093)**	**(1,040)**	**(400)**	**(652)**	**(1,352)**	**(428)**	**(15,965)**
Off balance sheet items (C)	(3,752)	(1,050)	500	(1,168)	767	–	**(4,703)**
Interest rate repricing gap (A) + (B) + (C)	**(2,207)**	**(942)**	**2,616**	**750**	**24**	**269**	
Cumulative interest rate repricing gap	**(2,207)**	**(3,149)**	**(533)**	**217**	**241**	**510**	

53. Risk management objectives and policies for mitigating financial risk (continued)

Interest Rate Repricing - Sterling
At 31 December 2004

	Not more than three mths €m	Over three mths but not more than six mths €m	Over six mths but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non Interest Bearing €m	Total €m
Assets							
Loans/advances to credit institutions	1,715	–	–	–	–	–	1,715
Loans/advances to customers	1,787	31	11	81	11	–	1,921
Debt securities – listed	132	–	–	6	–	–	138
Other assets	–	–	–	–	–	38	38
Total assets (A)	3,634	31	11	87	11	38	3,812
Liabilities:							
Deposits by credit institutions	(316)	(22)	(7)	–	–	–	(345)
Customer accounts	(2,888)	(440)	(176)	(47)	(219)	–	(3,770)
Debt securities in issue	(1,469)	(14)	(14)	(213)	–	–	(1,710)
Total liabilities (B)	(4,673)	(476)	(197)	(260)	(219)	–	(5,825)
Off balance sheet items (C)	2,046	(90)	108	(32)	(38)	–	1,994
Interest rate repricing gap (A) + (B) + (C)	1,007	(535)	(78)	(205)	(246)	38	
Cumulative interest rate repricing gap	1,007	472	394	189	(57)	(19)	

Interest Rate Repricing - US Dollar
At 31 December 2004

	Not more than three mths €m	Over three mths but not more than six mths €m	Over six mths but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non Interest Bearing €m	Total €m
Assets							
Loans/advances to credit institutions	630	–	–	–	–	–	630
Debt securities – listed	133	–	–	–	–	–	133
Other assets	–	–	–	–	–	4	4
Total assets (A)	763	–	–	–	–	4	767
Liabilities:							
Deposits by credit institutions	(107)	–	–	–	–	–	(107)
Customer accounts	(204)	(4)	(3)	(3)	–	–	(214)
Debt securities in issue	(2,286)	(697)	(25)	(63)	(7)	–	(3,078)
Subordinated liabilities	(18)	–	–	(49)	(6)	(3)	(76)
Total liabilities (B)	(2,615)	(701)	(28)	(115)	(13)	(3)	(3,475)
Off balance sheet items (C)	1,847	713	26	118	3	–	2,707
Interest rate repricing gap (A) + (B) + (C)	(5)	12	(2)	3	(10)	1	
Cumulative interest rate repricing gap	(5)	7	5	8	(2)	(1)	

53. Risk management objectives and policies for mitigating financial risk (continued)

The notional principal amounts, risk weighted amounts and replacement cost of derivative instruments includes in the tables above are set out below

	2004 €m
Exchange rate contracts	
Notional principal amount	5,851
Risk weighted amount	62
Replacement cost	311
Interest rate contracts	
Notional principal amount	54,728
Risk weighted amount	101
Replacement cost	506

The risk weighted amounts shown above are calculated in accordance with Central Bank of Ireland guidelines on capital adequacy.

The replacement cost amounts shown are calculated by stating all contracts with a positive value at market value, with an adjustment to allow for future credit exposures.

The following table analyses the above derivative contracts by remaining maturity:

	Notional Principal Amt €m	Replacement Cost €m
Exchange rate contracts		
Derivatives maturing:		
Up to 1 year	3,933	78
Up to 5 years	1,328	141
Greater than 5 years	590	92
	5,851	311
Interest rate contracts		
Derivatives maturing:		
Up to 1 year	25,420	114
Up to 5 years	26,800	319
Greater than 5 years	2,508	73
	54,728	506

The above tables exclude trading assets of the group's banking operations and assets and liabilities denominated in currencies other than Euro, Sterling and US dollars, which are not material. The group has no material prepayment or option type exposures in the non trading book.

53. Risk management objectives and policies for mitigating financial risk (continued)

Fair value of financial assets and financial liabilities

Set out in the table below is a comparison by category of the book value and fair values of all the financial assets and financial liabilities held by the group's banking and other operations at 31 December 2004.

Financial Instruments held for non-trading purposes:

	2004 Book Value €m	2004 Fair Value €m
Assets		
Cash and balances at central bank	128	128
Government bills	–	–
Loans and advances to credit institutions	2,824	2,835
Loans and advances to customers	18,842	18,874
Debt securities - listed	3,223	3,256
Other assets/debtors	140	140
Prepayments and accrued income	238	238
Total assets	25,395	25,471
Liabilities		
Deposits by credit institutions	1,082	1,083
Customer accounts	11,927	11,927
Debt securities in issue	10,944	10,954
Other liabilities/creditors	66	66
Accruals	198	198
Dividends	104	104
Provisions for liabilities and charges	10	10
Subordinated liabilities	934	960
Total liabilities	25,265	25,302

Derivative financial instruments held for non trading purposes:

	2004 Fair Value €m
Interest rate swaps	(22)
Forward rate agreements	–
Cross currency swaps	(72)
Foreign exchange contracts	(84)
	(178)

Total unrecognised losses on derivatives held for non trading purposes are €178m. Of this it is anticipated that €111m will be recognised in 2005. 2004 includes losses of €93m which arose in previous accounting periods but which were recognised in 2004.

Market values have been used to determine the fair value of all Government bills, listed debt securities issued and held, equity shares, interest rate and foreign currency swaps and forward foreign currency contracts. The fair values of all other items have been calculated by discounting expected future cash flows at prevailing interest rates.

The market value of trading positions as at 31 December 2004 was a gain of €2m.

Funds under management

	2005 €m	2004 €m
Funds managed on behalf of unit-linked policyholders	**20,084**	16,383
Funds managed on behalf of non-linked policyholders	**2,559**	2,587
	22,643	18,970
Off-balance sheet funds	**3,791**	2,370
	26,434	21,340

Analysis of holdings of ordinary shares at 28 March 2006

	Shareholders		Shares	
	Number	Percent	Number	Percent
Size of shareholding				
1–1,000	128,738	94.03%	42,737,889	15.68%
1,001–5,000	7,042	5.14%	13,097,206	4.81%
5,001–10,000	509	0.37%	3,532,458	1.30%
10,001–50,000	371	0.27%	8,036,195	2.95%
50,001–100,000	92	0.07%	6,541,706	2.40%
100,001–1,000,000	126	0.09%	38,253,542	14.03%
Over 1,000,000	35	0.03%	160,370,677	58.83%
	136,913	100.00%	272,569,673	100.00%

Investor Relations

Investment analysts who require further information should contact:
Barry Walsh, Head of Investor Relations, Irish Life & Permanent plc, Irish Life Centre, Dublin 1
Telephone: +353 (1) 704 2678 E-mail: barry.walsh@irishlife.ie

Contents

Statement of Directors Responsibilities in relation to Embedded Value Basis – Supplementary Information

The directors of Irish Life & Permanent plc have chosen to prepare supplementary information in accordance with the European Embedded Value (EEV) Principles issued in May 2004 by the European Chief Financial Officers' Forum. When compliance with the EEV principles is stated, the directors are required to prepare supplementary information in accordance with the embedded value methodology contained in the EEV principles and to disclose and explain any non-compliance with the EEV guidance included in the EEV principles.

In preparing the embedded value ("EV") basis information the directors have:

- Prepared the EV information in accordance with the EEV principles.
- Identified and described the business covered by embedded value methodology.
- Applied the embedded value methodology consistently to the covered business.
- Determined assumptions on a realistic basis, having regard to past, current and expected future experience and to any relevant external data, and then applied them consistently and made estimates that are reasonable and consistent.
- For businesses other than those to which the embedded value methodology has been applied the results have been prepared based on the requirements of the IFRS issued by the IASB and adopted by the EU as described in the basis of preparation note on page 130.

	Notes	2005 €m	2004 €m
Operating profit on continuing operations			
Insurance & investment business		**222**	192
Banking		**148**	139
Other		**(4)**	–
		366	331
Share of associate		**54**	56
Operating profit before tax on continuing operations	1	**420**	387
Short-term investment fluctuations		**94**	26
Effect of economic assumption changes		**13**	30
Other credits	2	**4**	21
Profit before tax		**531**	464
Taxation	5	**(28)**	(45)
Profit for the year on continuing operations		**503**	419
(Loss)/profit after tax on discontinued operations	3	**(26)**	10
Profit for the year		**477**	429
Attributable to			
Equityholders		**475**	427
Minority interest		**2**	2
		477	429
Earnings per share including own shares held for the benefit of life assurance policyholders (cent)	13	**175.7**	158.4
Operating earnings per share including own shares held for the benefit of life assurance policyholders (cent)	13	**135.4**	124.2

	Notes	2005 €m	2004 €m
Assets			
Cash and other receivables		**299**	243
Investments		**23,966**	20,436
Loans and receivables to banks		**6,421**	4,508
Loans and receivables to customers	11	**26,340**	21,133
Interest in associated undertaking		**167**	136
Reinsurance assets		**2,023**	1,738
Shareholder value of in-force business		**1,103**	940
Net post retirement benefit asset		**71**	66
Goodwill and other intangible assets		**258**	251
Property and equipment		**404**	318
Other debtors and prepayments		**426**	353
Total assets		**61,478**	50,122
Liabilities			
Customer accounts		**12,808**	11,597
Deposits by bank		**2,281**	1,249
Debt securities in issue		**15,226**	10,879
Non-recourse funding		**2,232**	2,193
Derivative liabilities		**221**	131
Insurance contract liabilities		**4,082**	4,148
Investment contract liabilities		**19,806**	15,895
Outstanding insurance and investment claims		**110**	115
Net post retirement benefit liability		**158**	172
Deferred taxation		**25**	–
Other liabilities and accruals		**404**	453
Subordinated liabilities		**1,385**	951
Total liabilities		**58,738**	47,783
Equity			
Share capital		**87**	86
Share premium		**74**	52
Distributable reserves		**749**	536
Non-distributable reserves		**1,691**	1,594
Capital reserves		**203**	125
Own shares held for the benefit of life assurance policyholders		**(76)**	(64)
Shareholders' equity	7	**2,728**	2,329
Minority interest		**12**	10
Total equity		**2,740**	2,339
Total liabilities and equity		**61,478**	50,122

Consolidated Statement of Recognised Income and Expense – Embedded Value Basis
year ended 31 December 2005

	2005 €m	2004 €m
Revaluation of property & equipment	**71**	–
Deferred tax	**(12)**	–
Net amount recognised directly in equity	**59**	–
Profit for the year	**477**	429
Total recognised income and expense for the year	**536**	429
Attributable to		
Equityholders	**534**	427
Minority interest	**2**	2
	536	429

Consolidated Reconciliation of Shareholders' Equity – Embedded Value Basis
year ended 31 December 2005

	2005 €m	2004 €m
Shareholders' equity at 1 January (restated)	**2,329**	2,053
Income and expenses attributable to equityholders	**534**	427
Movement in cost of own shares held for the benefit of life assurance policyholders	**(12)**	(10)
Dividends paid	**(152)**	(142)
Issue of share capital	**23**	1
Change in share based payment reserves	**6**	–
Shareholders' equity at 31 December	**2,728**	2,329

Basis of Preparation

Earnings generated by the group's life assurance operations are prepared and presented in accordance with the European Embedded Value (EEV) Principles issued in May 2004 by the European Chief Financial Officers' Forum. For businesses other than life assurance the results have been prepared based on the requirements of the IFRS issued by the IASB and adopted by the EU as described below.

IFRS 4 brings into force phase 1 of the International Accounting Standard Board's ("IASB") insurance accounting project. In view of the phased implementation of IFRS for insurance business, the group believes that shareholders will continue to place considerable reliance on embedded value information relating to the life assurance business. The statutory financial information includes insurance contracts written in the life assurance business based on embedded value earnings calculated using the EEV principles developed by the European CFO forum. The methodology produces an Embedded Value (EV) as a measure of the consolidated value of shareholders' interests in the business covered by the EEV Principles. The EV basis financial information extends these principles to investment contracts written in the life assurance business.

The group's results were previously prepared on an ROI GAAP basis under which life assurance operations were presented in accordance with the Association of British Insurers' paper of December 2001 'Supplementary Reporting for Long Term Insurance Business (The Achieved Profits Method)'.

The results for 2004 were restated in July 2005 to reflect the new reporting basis, copies of these restatements are available from the group's website (www.irishlifepermanent.ie). These restatements do not constitute the company's statutory accounts for the year ended 31 December 2004 which were prepared under ROI GAAP.

For all business other than that specifically referred to below, the statements incorporate the same values and earnings included in the statutory financial statements, determined using the IFRS bases with the exception of trading derivatives where the net position is shown in the balance sheet. The statements also reclassify and summarise the information included in the statutory financial statements and restate policyholders' liabilities in respect of own shares consistent with the recognition of the asset.

This section sets out the methodology used to produce the EV basis information.

In accordance with IFRS 1, First Time Adoption of International Financial Reporting Standards, in arriving at the underlying preliminary IFRS information that forms the starting point for the supplementary information, no adjustments have been made for any changes in estimates made at the time of approval of the ROI GAAP statutory financial statements on which the IFRS financial information is based.

The life assurance results have been prepared in conjunction with the Group's consulting actuaries – Watson Wyatt Limited and audited by KPMG.

Covered Business

The EEV Principles are applied to value "covered business" as defined by the Principles. This includes individual and group life assurance and investment contracts, pensions and annuity business written in Irish Life Assurance plc, Irish Life International Limited and City of Westminster Assurance Company Limited up to the date of its disposal, and the investment management business written in Irish Life Investment Managers.

All business other than the covered business is included in the supplementary information on the same basis as that applied to the business in the statutory financial statements.

Under EV, the same valuation approach is applied to both insurance and investment contracts within the covered business.

Embedded Value

Embedded Value (EV) is the present value of shareholders' interests in the earnings distributable from assets allocated to the covered business after sufficient allowance is made according to the EEV Principles for the aggregate risks in the covered business. The EV consists of the following components:

- free surplus allocated to the covered business
- required capital, less the cost of holding required capital
- present value of future shareholder cash flows from in-force covered business (PVIF), including an appropriate deduction for the time value of financial options and guarantees.

The value of future new business is excluded from the EV.

The cost of holding required capital is defined as the difference between the amount of the required capital and the present value of future releases, allowing for future investment returns, of that capital.

Free Surplus and Required Capital

Free surplus is defined as the market value of assets in the covered business less supervisory liabilities less required capital. It is the market value of any capital and surplus allocated to, but not required to support, the in-force covered business at the valuation date.

The level of required capital reflects the amount of assets attributed to the covered business in excess of that required to back regulatory liabilities whose distribution to shareholders is restricted. The EEV Principles require this level to be at least the level of solvency capital at which the local supervisory authority is empowered to take action and any further amount that may be encumbered by local supervisory restrictions. In light of this the directors have set the level of required capital to be 150% of the regulatory minimum solvency margin requirement at the valuation date, including the additional margin required under the Solvency 1 rules. The directors consider this to be a conservative level of capital to manage the covered business, allowing for the supervisory basis for calculating liabilities, the insurance and operational risks inherent in the underlying products and the methods used to value financial options and guarantees included in those products.

New Business

New business premiums reflect income arising from the sale of new contracts during the reporting period. Increases to premiums that are generated by policyholders at their discretion are included in new business as they occur. Increases to renewal premiums on group pension contracts are treated as new business premiums.

The new business contribution is the present value of future shareholder cashflows arising from the new business premiums written in the period less a deduction if relevant for the time value of financial options and guarantees. The contribution makes full allowance for the associated amount of required capital and includes the value of expected renewals on new contracts.

The EEV Principles require a measure of the present value of future new business premiums (PVNBP) to be calculated and expressed at the point of sale. The PVNBP is equivalent to the total single premiums plus the discounted value of regular premiums expected to be received over the term of the contracts using the same economic and operating assumptions used for calculating the new business contribution. The new business margin reported under EEV is defined as the ratio of the new business contribution to PVNBP.

Projection Assumptions

Projections of future shareholder cash flows expected to emerge from covered business are determined using realistic assumptions for each component of cash flow and for each policy group. Future economic and investment return assumptions are based on period end conditions. The assumed discount and inflation rates are consistent with the investment return assumptions.

The assumptions for demographic elements, including mortality, morbidity, persistency and expense experiences, reflect recent operating experiences and are reviewed annually. Allowance is made for future improvements in annuitant mortality based on experience and externally published data. Favourable changes in operating experience are not anticipated until the improvement in experience has been observed.

All costs relating to the covered business are allocated to that business. The expense assumptions used for the projections therefore include the full cost of servicing the business. The costs include future depreciation charges in respect of certain property and equipment included in the free surplus. Certain group costs allocated to the life company are not included within the cash flow projections and are accounted for on an annual basis in the other group results.

Risk Discount Rate

The risk discount rate is a combination of a base risk-free rate and a risk margin, which reflects the residual risks inherent in the covered business, after taking account of prudential margins in the supervisory liabilities, the required capital and the specific allowance for financial options and guarantees.

The Group has adopted a bottom-up approach to the determination of the risk discount rate. Each element of risk is assessed in turn and a cost is reflected as an addition to the base risk-free discount rate. The risk discount rate derived in this way reflects the risk of volatility associated with the cash flows in the embedded value model.

The key assumptions are set out in note 15.

The market risk margin neutralises the effect of assuming future investment returns in excess of the base risk-free rate.

The non-market risk margin is based on an estimate of the impact of each of the following risks - mismatch risk, credit risk, demographic risks including mortality, morbidity, persistency and expense risks, operational risk and liquidity risk.

An allowance is made for the diversification effect in that each of the risks is not expected to occur simultaneously. Financial options and guarantees are explicitly valued using a market-consistent approach and no further risk allowance is included for these in the risk discount rate. The non-market risk margin was determined by the directors following a review of the estimates emerging from the above exercise.

Financial Options and Guarantees

Under the EEV Principles an allowance for the time value of financial options and guarantees ("FOG") is required where a financial option exists which is exercisable at the discretion of the policyholder. The time value of an option reflects the additional value inherent in the option due to the potential for the option to increase in value prior to its expiry date, usually due to movements in the market value of assets. The value of an option based on market conditions at the date of the valuation is referred to as the intrinsic value.

Allowance is made for the intrinsic value of FOGs in the supervisory liabilities and the cost is reflected in the PVIF. An explicit deduction is made to the PVIF to allow for the impact of future variability of investment returns on the cost of FOGs (time value). The time value of FOGs is calculated using stochastic models calibrated on a market consistent basis.

The main financial options and guarantees and the assumptions used to value them are described in note 15.

Service Companies

All services relating to the covered business are charged on a cost recovery basis.

Tax

The projections include on a discounted basis all tax that is expected to be paid under current legislation, including tax that would arise if surplus assets within the covered business were eventually to be distributed.

Analysis of Profit

The profit from the covered business is analysed into three main components:

- **New business contribution**

  The contribution from new business written in the period is calculated as at the point of sale using assumptions applicable at the start of the period. This is then rolled forward to the end of the financial period using the risk discount rate applicable at the start of the reporting period.

- **Profit from existing in-force business**

  The profit from existing business is calculated using opening assumptions and comprises:

  Interest at the risk discount rate on the value of in-force business allowing for the timing of cash-flows ("expected return");

  Experience variances: when calculating embedded values it is necessary to make assumptions regarding future experiences including persistency (how long policies will stay in force), risk (mortality and morbidity), future expenses and taxation. Actual experience may differ from these assumptions. The impact of the difference between actual and assumed experience for the period is reported as experience variances;

  Operating assumption changes: the assumptions on which embedded values are calculated are reviewed regularly. Where it is considered appropriate in the light of current or expected experience to change any assumptions regarding expected future experience, the impact on total value of in-force business of any such change is reported as an "operating assumption change".

- **Expected investment return**

  The expected investment earnings on the net assets attributable to shareholders are calculated using the future investment return assumed at the start of the period with the exception of cash returns which is based on the actual return achieved.

Two further items make up the total profit arising from the covered business:

- **Short term investment fluctuations**

  This is the impact on the EV of differences between the actual investment return and the expected investment return assumptions assumed at the start of the period.

- **Effect of economic assumption changes**

  This is the impact on the EV of changes in external economic conditions including the effect of changes in interest rates have on risk discount rates and future investment return assumptions.

1. Operating Profit before tax

	2005 €m	2004 €m
Insurance & investment business		
New business contribution	94	58
Profit from existing business		
- Expected return	74	69
- Experience variances	15	11
- Operating assumption changes	27	39
Development expenditure	(8)	(4)
Expected investment return	20	19
Operating profit before tax	222	192
Banking		
Net interest income	377	349
Non-interest income	40	39
Trading Income	(4)	6
	413	394
Administrative expenses including depreciation	(255)	(245)
Impairment losses on loans and receivables	(12)	(10)
	146	139
Investment return	13	–
Restructuring costs	(11)	–
Operating profit before tax	148	139
Other activities		
Non-interest income	46	48
Administrative expenses including depreciation	(50)	(48)
Operating loss before tax	(4)	–
Share of associate	54	56
Total operating profit	420	387

2. Other Credits

(a) Disposal of property and equipment

In 2005 the group disposed of a number of properties occupied by the group and realised a profit before tax of €4m (2004: €2m).

(b) Sale of Irish Estates Management

In December 2004 the group disposed of its property management subsidiary Irish Estates Management Limited; the results for 2004 include €19m profit arising on this disposal.

3. Discontinued Operations

On 2 June 2005 the group disposed of its UK life assurance subsidiary City of Westminster Assurance Company Limited. The net proceeds were €63m, this compares to a carrying value at date of disposal of €91m. The results for the period to disposal (a profit of €2m) together with the loss on disposal are shown in the income statement as discontinued operations. 2004 results have also been reclassified to discontinued operations.

4. Life and investment new business

Life business (continuing operations)

	2005 €m	2004 €m
Present value of new business premiums (PVNBP)		
Single premium	**1,313**	1,029
Regular premium	**255**	207
Regular premium capitalisation factor	**4.9**	5.1
PVNBP	**2,571**	2,091
Annual Premium Equivalent (APE)	**388**	310
New business contribution	**79**	46
New business margin		
PVNBP	**3.1%**	2.2%
APE	**20.4%**	14.9%

ILIM

	2005 €m	2004 €m
Present value of new business premiums (PVNBP)	**1,319**	1,601
Annual Premium Equivalent (APE)	**132**	160
New business contribution	**15**	12
New business margin		
PVNBP	**1.1%**	0.8%
APE	**11.4%**	7.6%

Total new business

	2005 €m	2004 €m
Present value of new business premiums (PVNBP)	**3,890**	3,692
Annual Premium Equivalent (APE)	**520**	470
New business contribution	**94**	58
New business margin		
PVNBP	**2.4%**	1.6%
APE	**18.1%**	12.4%

5. Taxation

	2005 €m	2004 €m
Life operations		
Operating profit	(16)	(15)
Short term investment fluctuations	31	18
Economic assumptions	(5)	(10)
	10	(7)
Banking		
Operating profit	(26)	(25)
Other operations	–	–
Sale of property and equipment	–	(1)
	(16)	(33)
Government levy on financial institutions	(12)	(12)
	(28)	(45)

6. Analysis of profit after tax on continuing activities

	Year to 31 December 2005		
	Gross €m	**Tax €m**	**Net €m**
Operating profit			
Insurance and investment business	222	(16)	206
Banking	148	(26)	122
Other	(4)	–	(4)
Share of associate	54	–	54
	420	(42)	378
Short term investment fluctuations	94	31	125
Effect of economic assumption changes	13	(5)	8
Other credits	4	–	4
Government levy on financial institutions	–	(12)	(12)
	531	(28)	503

7. Shareholders' Equity

	2005 €m	2004 €m
Insurance and investment business	1,853	1,689
Banking	561	350
Other activities	37	30
Associate Undertakings	167	136
Goodwill	198	198
	2,816	2,403
Minority interest	(12)	(10)
Deduction in respect of own shares held for the benefit of life assurance policyholders	(76)	(64)
Shareholders' equity	2,728	2,329

7. Shareholders' Equity continued

Investment and insurance assets are analysed as follows

	2005 €m	2004 €m
Property	80	93
Equities	10	11
Debt securities	4	20
Deposits	613	528
Other assets and liabilities	43	97
	750	749
Shareholders' value of in-force business	1,103	940
	1,853	1,689

Analysis of movement in shareholders equity attributable to investment and insurance business

	Year ended 31 December 2005		
	Net Worth €m	VIF €m	Total €m
Shareholders' equity as at 1 January 2005	749	940	1,689
Operating profit after tax on continuing operations	84	122	206
Short term investment fluctuations	30	95	125
Effect of economic assumption changes	(3)	11	8
Other credits	3	–	3
Profit after tax on discontinued operations	41	(67)	(26)
Exchange rate movements	(2)	2	–
Capital movements	(152)	–	(152)
Shareholders' equity as at 31 December 2005	750	1,103	1,853

The shareholders' equity as at 31 December 2005 (2004) includes required capital of €535m (€488m) within the net worth. The shareholders' value of in-force is net of a deduction of €123m (€112m) in respect of the cost of maintaining the required capital and net of a deduction of €35m (€30m) in respect of the time value of financial option and guarantee costs.

Analysis of insurance and investment operating profit after tax

	Year ended 31 December 2005		
	Net Worth €m	VIF €m	Total €m
New business contribution	(118)	196	78
Profit from existing business			
- Expected return	148	(77)	71
- Experience variances	24	(8)	16
- Operating assumption changes	21	9	30
- Development expenditure	(7)	–	(7)
- Expected investment return	16	2	18
Operating profit after tax	84	122	206

8. Interest receivable and similar income

	2005 €m	2004 €m
Loans and receivables to customers	771	629
Loans and receivables to banks	113	103
Debt securities and other fixed income securities	89	54
Lease and instalment finance	67	62
	1,040	848
Inter-group charges eliminated on consolidation	(8)	(5)
	1,032	843

9. Management expenses

	2005 €m	2004 €m
Administrative expenses	470	428
Depreciation	25	30
Software amortisation	15	10
	510	468

Analysed as follows

	2005 €m	2004 €m
Banking operations		
Operational	255	245
Restructuring costs	11	–
Life and investment operations		
Administrative	186	171
Development expenditure	8	4
Other operations (includes corporate costs)	50	48
	510	468

10. Provision for impairment of loans and receivables

	2005 €m	2004 €m
At 1 January	46	43
Charged against income statement	12	10
Amounts written off	(6)	(7)
At 31 December	52	46
At 31 December		
Specific	32	29
Collective	20	17
	52	46

11. Loans and receivables

	2005 €m	2004 €m
Residential mortgage loans	**23,188**	18,460
Commercial mortgage loans	**1,415**	1,249
Finance lease, instalment finance and term loans	**1,617**	1,381
	26,220	21,090
Money market funds	**150**	8
Deferred fees, discounts and fair value adjustments	**155**	164
	26,525	21,262
Inter-group loans and receivables	**(185)**	(129)
	26,340	21,133

12. Funds Under Management

	2005 €m	2004 €m
Funds managed on behalf of unit-linked policyholders	**20,084**	16,383
Funds managed on behalf of non-linked policyholders	**2,559**	2,587
	22,643	18,970
Off-balance sheet funds	**3,791**	2,370
	26,434	21,340

13. Earnings per share

As permitted under Irish Legislation the group's life assurance subsidiary holds shares in Irish Life & Permanent plc for the benefit of policyholders. Under accounting standards these are now required to be deducted from the total number of shares in issue when calculating EPS. In view of the fact that Irish Life & Permanent plc does not hold the shares for its own benefit, EPS based on a weighted average number of shares in issue is disclosed. The calculation is set out below:

	2005	2004
Weighted average ordinary shares in issue and ranking for dividend excluding own shares held for the benefit of life assurance policyholders	**262,813,871**	262,998,704
Weighted average ordinary shares held for the benefit of life assurance policyholders	**7,524,588**	6,614,727
Weighted average ordinary shares in issue and ranking for dividend including own shares held for the benefit of life assurance policyholders	**270,338,459**	269,613,431
Profit for the year	**€475m**	€427m
EPS including own shares held for the benefit of life assurance policyholders	**175.7 cent**	158.4 cent
Operating profit after tax for the year	**€366m**	€335m
Operating EPS including own shares held for the benefit of life assurance policyholders	**135.4 cent**	124.2 cent

14 Reconciliation of Shareholders equity on Statutory basis to EV basis

(a) As at 31 December 2005

	Net worth €m	VIF €m	Total €m
Statutory shareholders' equity excluding minority interest as at 31 December 2005	1,529	546	2,075
Change insurance shareholder value of in-force to post tax	89	(89)	–
Shareholder value of in-force on investment contracts	-	681	681
Changes in presentation of cost of FOGs	24	(24)	–
Deferred front end fees on investment contracts	153	–	153
Deferred acquisition costs on investment contracts	(176)	–	(176)
Restatement of investment liabilities to regulatory basis	(72)	–	(72)
Unwind own shares statutory adjustment	62	–	62
Change in the basis of deferred tax provisioning	7	(14)	(7)
Deferred tax on above adjustments	12	–	12
EV basis shareholders' equity excluding minority interest as at 31 December 2005	1,628	1,100	2,728

(b) As at 1 January 2005

	Net worth €m	VIF €m	Total €m
Statutory shareholders' equity excluding minority interest as at 1 January 2005	1,258	525	1,783
Change insurance shareholder value of in-force to post tax	96	(96)	–
Shareholder value of in-force on investment contracts	-	544	544
Changes in presentation of cost of FOGs	19	(19)	–
Deferred front end fees on investment contracts	196	-	196
Deferred acquisition costs on investment contracts	(176)	-	(176)
Restatement of investment liabilities to regulatory basis	(88)	-	(88)
Unwind own shares statutory adjustment	34	-	34
Change in the basis of deferred tax provisioning	44	(16)	28
Deferred tax on above adjustments	8	-	8
EV basis shareholders' equity excluding minority interest as at 1 January 2005	1,391	938	2,329

All of the above adjustments relate to the application of IFRS 4 including the tax implications with the exception of the own share adjustment. The own share statutory adjustment reverses the mis-match which arises under IFRS where own shares held on behalf of policyholders are required to be marked-to-market in policyholder liabilities but the matching assets are not permitted to be marked-to-market.

15. EV Assumptions

Principal economic assumptions

The assumed future pre-tax returns on fixed interest securities are set by reference to gross redemption yields available in the market at the end of the reporting period. The risk free rate of return used for the risk discount rate is based on the yield available for the effective duration of the future cash-flows underlying the PVIF. The corresponding return on equities and property is equal to the risk free rate assumption plus the appropriate risk premium. An asset mix based on the assets held at the valuation date within policyholder funds has been assumed within the projections.

	31 December 2005	31 December 2004	31 December 2003
Equity risk premium	**3.0%**	3.0%	3.0%
Property risk premium	**2.0%**	2.0%	2.0%
Risk free rate	**3.2%**	3.5%	4.2%
Non market risk margin	**2.1%**	2.1%	2.1%
Market risk margin	**1.2%**	1.1%	1.0%
Risk discount rate	**6.5%**	6.7%	7.3%
Investment return			
- Fixed interest	**2.5% - 3.6%**	2.5% - 4.2%	3.0% - 4.9%
- Equities	**6.2%**	6.5%	7.2%
- Property	**5.2%**	5.5%	6.2%
Expense inflation	**3.6%**	3.6%	4.0%

Other assumptions

The assumed future mortality and morbidity assumptions are based on published tables of rates, adjusted by analyses of recent operating experience. Persistency assumptions are set by reference to recent operating experience.

The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in-force. No allowance has been made for future productivity improvements in the expense assumptions.

Projected tax has been determined assuming current tax legislation and rates. Deferred tax on the release of the retained surplus in the Life Business is allowed for in the PVIF calculations.

EV results are computed on a before and after tax basis.

15. EV assumptions (continued)

Treatment of financial options and guarantees (FOGs)

The main options and guarantees for which FOG costs have been determined are

(a) Investment guarantees on certain unit-linked funds, where the unit returns to policyholders are smoothed subject to a minimum guaranteed return (in the majority of cases the minimum guaranteed change in unit price is 0%, usually representing a minimum return of the original premium). An additional management charge is levied on policyholders investing in these funds, compared to similar unit-linked funds without this investment guarantee. This extra charge is allowed for in calculating the time value of FOG cost;

(b) Guaranteed Annuity Rates on a small number of products;

(c) Return of Premium death guarantees on certain unit-linked single premium products;

(d) Guaranteed benefits for policies in the closed with-profit fund.

The main asset classes relating to products with options and guarantees are European and International equities, Property, and government bonds of various durations.

The Deloitte's TSM Streamline Market Consistent model is used to derive the cost of FOGs. The model is calibrated to the yield curve and to the market prices of equity options. Ten years of historical weekly data are used to derive the correlation between the returns of different asset classes.

The model uses the difference between two inverse Gaussian distributions to model the returns on each asset class. This allows the model to produce fat-tailed distributions, and provides a good fit to historical asset return distributions.

Statistics relating to the model used as at 31 December 2005 are set out in the following table:

	10-Year Return		20-Year Return	
	Mean[1]	**StDev**[2]	**Mean**[1]	**StDev**[2]
European Assets (euro)				
Bonds	3.4%	2.1%	3.7%	3.3%
Equities, Property	3.4%	21.7%	3.7%	22.8%
UK Assets (Sterling)				
Bonds	4.1%	2.6%	4.1%	5.8%
Equities	4.1%	19.8%	4.1%	22.2%

1. *The Market Consistent nature of the model means that that all asset classes earn the risk free rate. No value is added by investing in riskier assets with a higher expected rate of return. The Means quoted above reflect this.*

2. *Standard Deviations are calculated by accumulating a unit investment for n years in each simulation, taking the natural logarithm of the result, calculating the variance of this statistic, dividing by n and taking the square root. The results are comparable to implied volatilities quoted in investment markets.*

16. Sensitivity calculations

A number of sensitivities have been produced on alternative assumption sets to reflect the sensitivity of the continuing operations embedded value and the continuing operations new business contribution to changes in key assumptions. The details of each sensitivity are set out below:

- 1% variation in discount rate – a one percentage point increase/decrease in the risk margin has been assumed in each case (meaning a 1% increase in the risk margin at end 2005 would result in a 4.3% risk margin and a 7.5% risk discount rate).
- 1% increase in equity/property yields - a one percentage point increase in the equity/property assumed investment returns, excluding any related changes to risk discount rates or valuation bases, has been assumed (meaning a 1% increase in equity returns would increase assumed total equity returns from 6.2% to 7.2%).
- 10% variation in equity/property values - a ten percentage point increase/decrease in the market value of equity/property assets, including any related changes to valuation reserves and life shareholder net assets. Therefore this sensitivity includes the effect on the life net worth.
- 10% decrease in maintenance expenses, excluding any related changes to valuation expense bases and to potentially reviewable policy fees (meaning a 10% reduction on a base assumption of €10 per annum would result in a €9 per annum expense assumption).
- 10% improvement in assumed persistency rates, incorporating a 10% reduction in lapse, surrender and premium cessation assumptions (meaning a 10% reduction on a base assumption of 7% would result in a 6.3% lapse assumption).
- 5% decrease in both mortality and morbidity rates, excluding any related changes to valuation bases or potentially reviewable risk charging bases (meaning if base experienced mortality is 90% of a standard mortality table then for this sensitivity the assumption is set to 85.5% of the standard table).

The sensitivities allow for any material impact on the cost of financial options and guarantees caused by the changed assumption.

(a) Economic Assumptions

	As issued EV €m	1% higher risk discount rate €m	1% lower risk discount rate €m
Effect on embedded value at 31 December 2005	1,853	(98)	111
Effect on 2005 new business contribution	94	(17)	19

(b) Market Sensitivities – equity/property yields

	As issued EV €m	1% higher equity/ property yields €m
Effect on embedded value at 31 December 2005	1,853	48
Effect on 2005 new business contribution	94	6

(c) Market Sensitivities - equity/property values

	As issued EV €m	10% increase in equity/property values €m	10% decrease in equity/property values €m
Effect on embedded value at 31 December 2005	1,853	81	(84)

(d) Operational Assumptions

	As issued EV €m	10% decrease in maintenance expenses €m	10% improvement in assumed persistency rates €m	5% decrease in mortality & morbidity rates €m
Effect on embedded value at 31 December 2005	1,853	40	57	14
Effect on 2005 new business contribution	94	6	11	2

17. The EV basis supplementary financial information was approved by the Board on 3 April 2006.

Independent Auditor's Report to Irish Life & Permanent plc on the Embedded Value Basis - Supplementary Information

We have audited the EV basis supplementary information ("the supplementary information") of Irish Life & Permanent plc on pages 127 to 144 in respect of the year ended 31 December 2005. The supplementary information has been prepared in accordance with the European Embedded Value Principles issued in May 2004 by the CFO Forum ("the EEV Principles") using the methodology and assumptions set out on pages 130 to 133. The supplementary information should be read in conjunction with the group financial statements which are on pages 38 to 123.

This report is made solely to the Company in accordance with the terms of our engagement. Our audit work has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditor

As described in the statement of directors' responsibilities on page 126, the directors' responsibilities include preparing the supplementary information on the EEV basis in accordance with the EEV Principles. Our responsibilities, as independent auditor, in relation to the supplementary information are established in the United Kingdom and Ireland by the Auditing Practices Board, by our profession's ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to the Company our opinion as to whether the supplementary information has been properly prepared in accordance with the EEV Principles using the methodology and assumptions set out on pages 130 to 133. We also report if we have not received all the information and explanations we require for this audit.

Basis of Audit Opinion

We conducted our audit having regard to International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the supplementary information, and of whether the accounting policies applied in the preparation of the supplementary information are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the supplementary information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of the supplementary information.

Opinion

In our opinion, the EV basis supplementary information for the year ended 31 December 2005 has been properly prepared in accordance with the EEV Principles using the methodology and assumptions set out on pages 130 to 133.

KPMG

Chartered Accountants
Registered Auditor
1 Harbourmaster Place
IFSC
Dublin 1

3 April 2006

Ireland

Head Office:
Irish Life Centre, Lower Abbey Street, Dublin 1.
(Registered Office)
Telephone 01 704 2000 Facsimile 01 704 1900
Website www.irishlifepermanent.ie

Irish Life Assurance plc:
Irish Life Centre, Lower Abbey Street, Dublin 1.
Telephone 01 704 2000 Facsimile 01 704 1900
Website www.irishlife.ie

permanent tsb:
56-59 St. Stephen's Green, Dublin 2.
Telephone 01 669 5000 Facsimile 01 661 5828
Website www.permanenttsb.ie

Irish Life International Ltd:
Irish Life Centre, Lower Abbey Street, Dublin 1.
Telephone 01 704 1500 Facsimile 01 704 1922
Website www.irishlifeinternational.com

Irish Life Investment Managers Ltd:
Beresford Court, Beresford Place, Dublin 1.
Telephone 01 704 1200 Facsimile 01 704 1903
Website www.ilim.com

Irish Progressive Services International Ltd:
Beresford Court, Beresford Place, Dublin 1.
Telephone 01 704 2000 Facsimile 01 856 3391
Website www.ipsi.ie

permanent tsb Finance Limited:
56-59 St. Stephen's Green, Dublin 2.
Telephone 01 661 6470 Facsimile 01 661 6441
Website www.autopoint.ie

Cornmarket Group Financial Services Ltd:
Liberties House,
Christchurch Square, Dublin 8.
Telephone 01 408 4000 Facsimile 01 408 4014
Website www.cornmarket.ie

United Kingdom

Capital Home Loans Ltd:
Admiral House,
Harlington Way, Fleet, Hampshire, GU51 4YA.
Telephone 1 252 812 271 Facsimile 1 252 811 826
Website www.chlmortgages.co.uk

Carlow
55 Tullow St., Carlow.

Cavan
15 Main St., Cavan.

Clare
Thomas St., Ennis.

Cork
17 Main St., Ballincollig.
33 South Main St., Bandon.
1 Curraheen Rd., Bishopstown.
Main St., Carrigaline.
20 Rossa St., Clonakilty.
29 West Beach, Cobh.
40/41 Patrick St., Cork.
Cathedral Rd., Cork.
1 Lapp's Quay, Cork.
88-89 North Main St., Cork.
Main St., Douglas, Cork.
North Square, Macroom.
29 Bank Place, Mallow.
Iona Park, Mayfield.
83 Main St., Midleton .
21 Lr. Cork St., Mitchelstown.
16/17 Main St., Skibbereen.
1 Clashduv Rd., Togher.
53 North Main St., Youghal.

Donegal
67 Upper Main St., Letterkenny.
The Diamond, Donegal Town.

Dublin
The Roundabout, Malahide Rd., Artane, D5
2/4 Upper Baggot St., D2.
7B Dublin St., Balbriggan, Co Dublin.
Ballyfermot Shopping Centre D10.
23 Rock Hill, Blackrock, Co Dublin.
Main St., Blanchardstown, D15.
Unit 134, Blanchardstown Newtown Centre D15.
20 Main St., Clondalkin, D22.
16/17 College Green, D2.
12/13 Lower O'Connell St., D1.
Unit 6E Northside SC, Coolock, D17.
130 Lower Drumcondra Rd., D9.
11 Upr Georges St., Dun Laoghaire, Co Dublin.
Main St., Dundrum, D14.
1 Fairview Corner, Fairview, D3.
2/3 Village Centre, Finglas, D11.
70 Grafton St. D2.
36 Henry St., D1.
8 Sundrive Rd., Kimmage D12.
Unit 19 Liffey Valley Shopping Ctr, D22.
7 Main St., Lucan, Co Dublin.
4 Main St., Malahide, Co Dublin.

Dublin (continued)
69/71 Phibsboro Rd., Phibsboro, D7.
405 Howth Rd., Raheny D5.
Rathfarnham Village, Rathfarnham, D14.
300 Lr. Rathmines Rd., Rathmines, D6.
2 Stephens Green, D2.
14 Lower Kilmacud Rd., Stillorgan, Co Dublin.
1 Howth Rd., Sutton Cross, D13.
33 Main St., Swords, Co Dublin.
Old Bawn Rd., Tallaght, D24.
172 Walkinstown Rd., Walkinstown, D12.

Galway
31 Eyre Square, Galway.
Unit D, Galway SC, Headford Rd., Galway.
Unit 1, Galway FSC, Tuam Rd, Galway.

Kerry
23/24 New St., Killarney.
12 Lower Castle St., Tralee.

Kildare
Main St., Maynooth.
Poplar House, Poplar Square, Naas.
3 Duke St., Athy, Kildare.
Court Shopping Centre, Main St., Newbridge.

Kilkenny
Marble City Arcade, High St., Kilkenny.

Laois
38/39 Main St., Portlaoise.

Limerick
24 Sarsfield St., Limerick.
48 Upper William St., Limerick.
Glentworth St., Limerick.
The Square, Newcastlewest.

Longford
27/28 Main St., Longford.

Louth
115/116 West St., Drogheda.
60 Clanbrassil St., Dundalk.
1/2 Clanbrassil St., Dundalk.

Mayo
Pearse St., Ballina.
Ellison St., Castlebar.
Bridge St., Westport.

Meath
Kennedy Rd., Navan.
Unit 2I, Block 2A, Ashbourne NTC, Ashbourne

Monaghan
Dawson St., Monaghan

Offaly
O'Connor Square, Tullamore.

Roscommon
Market Square, Roscommon.

Sligo
16 O'Connell St., Sligo.

Tipperary
11/13 Pearse St., Nenagh.
12 Gladstone St., Clonmel.
14 Liberty Square, Thurles.

Waterford
9 Arundel Square, Waterford.
Dunmore Rd., Ardkeen.
Davitt's Quay, Dungarvan.
Hyper Centre, Morgan St., Waterford.
Waterford Shopping Centre, Lisduggan.

Westmeath
7/9 Oliver Plunkett St., Mullingar.
Unit 32 Golden Island, S.C Athlone.
22 Mardyke St., Athlone.

Wexford
The Bull Ring, Wexford.
17 South St., New Ross.
17/18 Market Square, Enniscorthy.
23 Main St., Gorey.

Wicklow
66 Main St., Bray.
Church Rd., Greystones.

THIS LETTER AND NOTICE OF MEETING ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to consult your independent professional adviser, who is authorised or exempted pursuant to the Investment Intermediaries Act, 1995 or the Stock Exchange Act, 1995 if you are resident in Ireland or who is authorised under the Financial Services and Markets Act, 2000 if you are resident in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in a territory outside Ireland or the United Kingdom.

If you sell or have sold or otherwise transferred all of your Irish Life & Permanent plc shares, please forward this document and the accompanying form of proxy to the purchaser or transferee or the stockbroker, or other agent through whom the sale or transfer is/was effected for onward transmission to the purchaser or transferee.

13 April 2006

Dear Shareholder,

The notice of the Annual General Meeting ("AGM") to be held on Friday, 26 May 2006 in Jurys Hotel, Ballsbridge, Dublin 4 is set out on pages 154 to 160 of this annual report. There are four items of ordinary business (resolutions 1 to 4 inclusive) and four items of special business (resolutions 5 to 8).

Re-appointment of Directors

Resolution 3, as proposed, includes the re-appointment of certain non-executive and executive directors. The board regularly reviews the performance of Directors and is satisfied that all the Directors proposed for re-appointment are effective and committed in their respective roles.

Amendments to the Articles

It has come to the attention of your Board that the Company has in excess of 300 shareholders resident in the United States of America (the "US"). Your Board has been advised that as such, it is required to register with the Securities Exchange Commission of the US under the US Securities and Exchange Act of 1934 (the "Exchange Act") unless it can reduce the number of US resident shareholders below 300 and obtain an exemption from its obligations to so register under the Exchange Act.

Registration under the Exchange Act would involve the Company in significant initial and ongoing compliance costs both in terms of filings under the Exchange Act and ongoing governance issues as a result of the implementation of the US Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and the applicability of certain of its provisions to non-US companies. The Company is, of course, already subject to the stringent standards of corporate governance as a listed company in compliance with the rules of the Irish Stock Exchange and the UK Listing Authority and the Combined Code on Corporate Governance and intends to maintain its high standards of corporate governance under these regimes.

Shareholders are being asked in resolution 5 to give the directors and the Company the power to compel a sufficient number of US resident shareholders to sell their shares in the Company so that the Company can apply for an exemption from registration under the Exchange Act. The Board considers that the compulsory power, if approved, would not be limited in time but would be generally available to the Board to exercise from time to time. Assuming that the Articles are amended, the Board only intends to exercise the compulsory power with the objective of reducing the number of US beneficial holders to enable the Company to take advantage of the exemption from registration under the Exchange Act and so remove the onerous and costly filing and reporting obligations which would arise from registration under the Exchange Act and the governance issues arising under Sarbanes-Oxley.

Further details are set out in Appendix 1 to this letter.

Renewal of authority to allow the Company and/or any subsidiary to purchase the Company's own shares and to fix the re-issue price of Treasury Shares

Shareholders are being asked in resolution 6 to authorise the Company, until the earlier of the date of the next AGM or 25 August 2007, to make market purchases of up to 27,280,459 Ordinary Shares (being 10% of the Company's issued share capital as at 3 April 2006) and to fix the re-issue price of any such shares if re-issued at a later date. Shares purchased by the Company under this authority may be cancelled or held as Treasury Shares which may be re-issued. The Directors shall only exercise this power if they consider it to be in the best interests of shareholders generally. The minimum and maximum prices which may be paid for a purchase of the Company's own shares and for a re-issue of shares purchased by the Company and not cancelled shall be those prices set out in Articles 50b) and 50d) respectively of the Articles of Association of the Company.

Options to subscribe for a total of 11,675,550 Ordinary Shares were outstanding as at 3 April 2006. At the same date, these options represented 4.3% of the then issued Ordinary Share capital and will represent 4.8% of such share capital if the full authority to buy back Ordinary Shares is used.

Renewal of authority to disapply statutory pre-emption rights

In resolution 7, shareholders are being asked to renew, until the earlier of the next AGM or the expiration of 15 months from the passing of this resolution, the authority to disapply the strict statutory pre-emption provisions in the event of a rights issue, or any other issue of equity securities for cash up to an aggregate nominal amount of 5% of the nominal value of the Company's issued share capital. This application will cover a maximum of 13,640,229 Ordinary Shares.

The Irish Life & Permanent plc Long Term Incentive Plan

Resolution 8 seeks the approval of shareholders for a new share incentive plan, the Long Term Incentive Plan (the "Plan"), for senior executives of the Group.

The Board has decided, based on recommendations received from the Remuneration and Compensation Committee (the "Committee") and subject to the approval of the shareholders of the Company, to introduce the Plan to reward, retain and incentivise selected senior executives. The Plan has been designed to align the interests of participants in the Plan with those of shareholders, and in so doing to focus on the achievement of long term growth in shareholder value.

The Committee consulted specialist remuneration advisers, the Hay Group, as well as the Irish Association of Investment Managers (the "IAIM") during the development of the Plan and the IAIM has indicated its agreement to the terms of the Plan.

The principal features of the Plan are set out in Appendix 2 to this letter.

Recommendation

The Directors are satisfied that the resolutions set out in the Notice of AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, your Directors unanimously recommend that you vote in favour of each of the resolutions to be proposed at the AGM as they intend to do in respect of their own beneficial holdings.

Yours faithfully,

Gillian Bowler
Chairman

Appendix 1 to Chairman's Letter

Provisions to limit ownership of shares by US resident shareholders

The Company has been informed that as it has more than 300 US resident shareholders it is required to register under the US Securities Exchange Act of 1934 (the "Exchange Act") and, in addition, would be obliged to comply with ongoing governance issues as a result of the implementation of the US Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") for non-US companies.

The directors believe that, given the high standards of corporate governance, and the stringent legal, regulatory and governance requirements in Ireland and in the UK to which it is subject as a listed company, there is no significant benefit to the Company in registering under the Exchange Act and having to comply with ongoing US reporting obligations arising from that registration. Compliance with obligations under the Exchange Act would involve considerable expense to the Company, including third party advisory costs, and a considerable investment in management resources. Sarbanes-Oxley compliance will also require increased levels of management involvement, as management will be required to prepare an annual report regarding Irish Life & Permanent's internal controls over financial reporting and our external auditor will be required to prepare an annual report attesting to the accuracy of the management report. It is likely that there will be substantial additional fees payable to the external auditor in order to prepare such a report, which would be in addition to the Company's current annual audit fee. The aggregate costs of complying with the Company's obligations under the Exchange Act and Sarbanes-Oxley are currently estimated by the Board to be in in the region of €20 million in the year in which registration is first effected and between 10% and 20% of that amount in future years.

The Company may apply for an exemption from registration under the Exchange Act if the number of US holders of the Company's shares, including US holders holding shares through nominees, is reduced below 300. If the Company applies for the exemption under Rule12g3-2(b) of the Exchange Act, the Company must initially furnish to the SEC whatever information (since the beginning of its last financial year) it (1) has made or is required to make public pursuant to Irish law, (2) has filed or is required to file with the Irish Stock Exchange and which was made public by that exchange and (3) has distributed or is required to distribute to its shareholders. If and when the Company receives an exemption, it must furnish this same information promptly after such information is made or is required to be made public thereafter.

With a view to enabling the Company to take advantage of the exemption under Rule12g3-2(b) at the earliest opportunity, the directors propose that the Company amend its Articles of Association to include a new provision conferring upon it the power to require shares which are held or beneficially owned by US resident persons to be sold to non-US resident persons unless those US resident persons hold or are interested in more than 25,000 shares. The directors believe that this is the appropriate number to achieve the company's objective. This power would not be limited in time but would be generally available to the directors to exercise from time to time. The Company would also be able to amend the threshold of 25,000 shares from time to time by passing an ordinary resolution. These provisions relate to US resident holders only, and the proposed change to the Company's Articles of Association would not affect Irish or UK or other non-US resident beneficial holders of the Company's shares.

If the proposed amendment to the Company's Articles of Association is approved the Company will be entitled to serve notices on shareholders or other persons appearing to the Company to have an interest in any of the Company's shares requiring them to provide information in relation to the ownership of such shares to the Company or to show that such shares are not held by or on behalf of a US resident person who holds or has an interest in 25,000 or fewer of such shares (a "Relevant US Person"). In addition, Relevant US Persons will be required to notify the Company of all shares held by them and the Company will maintain a register of persons whom the directors consider to be Relevant US Persons.

The directors may give notice to any one or more Relevant US Persons requiring that they sell their shares in the Company within 21 days. If such notice is not complied with, the Company may sell on behalf of such Relevant US Persons the shares in the Company to which that notice relates. The proceeds of sale will be paid to the holder of the shares sold upon (in the case of certificated shares) surrender by the holder of any share certificate in respect of such shares.

The directors will be free to exercise the compulsory transfer provision, if approved, in their absolute discretion and they will exercise the compulsory transfer provision only with the objective of reducing the number of US resident holders of the Company's shares to below 300. Subject to legal, fiduciary and regulatory requirements and costs, the directors expect to take account of the relative size of the holdings of US resident persons and apply the power first to those Relevant US Persons with the smallest holdings of shares. Once the number of the Company's US resident holders falls below 300 the Company will apply for an exemption under Rule 12g3-2(b) of the Exchange Act.

The Board believes that, given the absence of any benefits to the Company from a registration under the Exchange Act and the significant costs and management time involved in compliance with the obligations that would arise from such a registration including compliance with Sarbanes-Oxley, it would be in the best interests of the Company and its shareholders as a whole, and is consistent with the approach taken by a number of UK public companies with shares listed on the London Stock Exchange who have found themselves in a similar position to the Company in this regard, to change the Articles of Association in this way and apply for an exemption under Rule 12g3-2(b).

Appendix 2 to Chairman's Letter

Principal features of the Irish Life & Permanent plc Long Term Incentive Plan

The Irish Life & Permanent plc Long Term Incentive Plan ("the Plan") provides for the delivery of fully paid ordinary shares in Irish Life & Permanent plc (the "Company") to selected senior executives of the Company or its subsidiaries. It is proposed that the Plan will operate in conjunction with an employee benefit trust (the "EBT"), whereby shares will be acquired by the trust to satisfy the awards made under the Plan. The awards are subject to a vesting period and the satisfaction of certain performance conditions.

Basis of the Plan

The Plan provides for the grant of conditional rights to selected executives to acquire shares ("Awards") at no cost to those executives. The Awards will give participants a right to acquire a predetermined number of shares after a vesting period of three years for nil cost, subject to the achievement of the performance conditions set out below. During the vesting period participants will have no beneficial entitlement to the shares, and in particular no entitlement to dividends or voting rights in respect of the shares.

The shares used to satisfy the Awards may be purchased on the market by the trustees of the EBT and distributed to participants if and to the extent that the Awards vest.

Participation in the Plan

Any person who is a director or employee of the Company or a subsidiary and who devotes substantially the whole of his working time to his duties is eligible to participate. The Remuneration and Compensation Committee (the "Committee") in its absolute discretion shall be responsible for nominating an eligible employee for participation in the Plan.

Individual Limits

In each financial year the value of an Award (based on the share price at the date the Award is made multiplied by the number of shares allocated under the Award) shall not exceed 100% of a participant's salary.

Any Awards made under the Plan are not pensionable.

Dilution Limits

As it is intended that the shares used to satisfy Awards under the Plan will be shares purchased on the market, it is not anticipated that there will be any dilution of shareholders' interests.

In order to comply with best practice and the guidelines of the Irish Association of Investment Managers in this regard, the Plan does nonetheless contain certain limits. In particular, in any 10 year period no more than 5% of the Company's issued shares may be acquired pursuant to the Plan or any other discretionary employee share incentive plan (a further 5% of the Company's shares are available for discretionary employee share plans, but only where the acquisition of shares is subject to exceptional performance conditions). Note that shares which have been or remain to be issued under one or more of the Company's broad-based employee share plans, namely the Approved Share Option Scheme 2001, the Irish 1999 Savings Related Share Option Scheme and the 2001 Group Profit Sharing Scheme are excluded from these limits to the extent that shares issued in connection with these plans do not exceed 5%. If they do exceed 5% the excess is included in the above limits.

Additionally, to enable a regular flow of share related awards to employees, in any three year period no more than 4.5% of the Company's shares may be awarded under the Plan or placed under option or issued under all other share incentive schemes operated by the Company.

Shares issued to the employee share ownership trust and associated profit sharing scheme adopted in conjunction with the acquisition of TSB bank and being part of the consideration for that business are excluded from all limits.

Performance Conditions

The Awards shall be subject to two sets of performance criteria, both of which must be met over a three year performance period beginning with the year of grant.

A. EPS measure

Growth in the underlying operating profit earnings per share calculated on an embedded value basis ("EPS") must at least match the increase in the Consumer Price Index ("CPI") plus 5% per annum during the three year performance period, compounded over that period.

B. TSR measure

1) Subject to A above, 25% of an Award shall vest for Total Shareholder Return (TSR) performance equal to the weighted average of two european sectoral indices, namely the FTSEurofirst Banks and Insurance Indices.

2) Subject to A above, 100% of an Award shall vest for a total TSR performance at least equal to the weighted average of the two indices as in 1) above plus 8% per annum over the three year performance period.

3) Subject to A above, for TSR performance between 1) and 2) above, an Award shall vest increasing on a linear scale.

No Award shall vest to the extent that TSR for the Company does not at least match the weighted average of the said indices, or if the EPS targets are not met.

If after three years an Award does not vest in full, there is no scope for re-measurement for the balance of the Award at a later date i.e. any unvested portion due to performance conditions not being met shall lapse.

Takeover and reconstruction

In the event of a change of control of the company any unvested Award shall vest, on a pro-rata basis if the Committee so determines in its absolute discretion. Alternatively, and with the agreement of the acquiring company, Awards may be exchanged for new Awards over shares in the acquiring company.

Leaving Service

If a participant leaves the company, ordinarily any Award that has not vested shall lapse. In the event that a participant leaves due to ill-health, redundancy, retirement on reaching normal retirement age or the age specified in his contract, or on early retirement or other form of voluntary severance by agreement with the Company, the Committee may determine in its absolute discretion the extent to which the performance conditions have been satisfied (having regard for the portion of the performance period that has passed at that time) and what portion, if any, of the Award vests.

Alterations

Any material amendment to the advantage of participants in respect of the eligibility criteria, individual limits, dilution limits, change in control provisions or provisions allowing adjustments to Awards in the event of capitalisation or rights issues etc. requires the prior sanction of the Company in general meeting. No amendment to the disadvantage of participants in respect of rights already granted under the Plan may be made without the prior sanction of the Company in general meeting.

In the opinion of the directors, the adoption of the Plan is in the best interests of the shareholders as a whole and they intend to vote in favour of the resolution proposing the adoption of the Plan in respect of their own shareholdings.

Notice of Meeting
of
Irish Life & Permanent plc (the "Company")

NOTICE is hereby given that the twelfth Annual General Meeting of the Company will be held at Jurys Hotel, Ballsbridge, Dublin 4 on Friday, 26 May 2006 at 11.30 a.m. for the following purposes:

ORDINARY BUSINESS

1. To receive and consider the accounts for the year ended 31 December 2005 and the reports of the Directors and Auditors thereon.

2. To declare a final dividend on the Ordinary Shares in the capital of the Company for the year ended 31 December 2005.

3. To re-appoint the following Directors who retire in accordance with the Articles of Association and, being eligible, offer themselves for re-appointment:

   (a) Gillian Bowler

   (b) Kieran McGowan

   (c) Kevin Murphy

4. To authorise the Directors to fix the remuneration of the Auditors.

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following resolutions which will be proposed as special resolutions:

5. That the Articles of Association of the Company be amended by:

   (a) Inserting after Article 6 a new Article 6B as follows:

"6B. Limitations on shareholdings by Relevant US Holders

a) The purpose of this Article is to restrict the number of US Holders who hold or have an interest in shares of any class in the capital of the Company, so as to enable the Company to prevent any obligations arising under the Exchange Act with which the Company might otherwise have to comply, in the best interests of the Company as a whole.

For the purposes of this Article 6B:

"Exchange Act" means the US Securities Exchange Act of 1934, as amended;

"interest", in relation to shares of any class in the capital of the Company, means any interest which would be taken into account in determining, for the purposes of Part IV of the 1990 Act, whether a person has a notifiable interest in any such share (including any interest which he would be taken as having for those purposes) and "interested" shall be construed accordingly;

"Register of Relevant US Holders" means the register to be maintained in accordance with Article 6B f);

"Relevant Shares" means shares of any class in the capital of the Company (including, without limitation, shares at any time in the future represented by American depositary shares) which are held by Relevant US Holders in any manner described in Rule 12g-3-2(a)(1) of the Exchange Act (including directly or through or as a nominee) or in any amendment to such rule or equivalent rule promulgated by the SEC under the Exchange Act or which are deemed pursuant to this Article to be so held;

"Relevant US Holders" means:-

(i) persons resident in the US who hold shares of any class in the capital of the Company (including, without limitation, shares at any time in the future represented by American depositary shares) in any manner described in Rule 12g-3-2(a)(1) of the Exchange Act or in any amendment to such rule or equivalent rule promulgated by the SEC under the Exchange Act (including directly or through or as a nominee) provided that the number of shares so held does not exceed 25,000, and

(ii) persons who appear, at any time, to the Board or any committee thereof to fall within sub-paragraph (i) of this definition of Relevant US Holder;

"Required Disposal" means in relation to any Relevant Shares a disposal or disposals of such shares or interests therein which will result in such shares ceasing to be Relevant Shares;

"SEC" means the US Securities and Exchange Commission; and

"US" means the United States of America, its territories and possessions, any state of the United States of America, and the District of Columbia.

b) Without prejudice to any other powers conferred on the Directors pursuant to these Articles, the Board may by notice in writing require any member or other person appearing to be interested or appearing to have been interested in shares of any class in the capital of the Company to disclose to the Company in writing such information as the Board shall require relating to the ownership of or interests in the shares in question as lies within the knowledge of such member or other person (supported if the Board so requires by a statutory declaration and/or by independent evidence) including (without prejudice to the generality of the foregoing) any information which the Company is entitled to seek pursuant to Section 81 of the 1990 Act and any information which the Board shall deem necessary or desirable in order to determine whether any shares are Relevant Shares.

c) Whether or not a notice pursuant to Article 6B b) has been given, the Board may by notice in writing require any member or other person appearing to be interested or appearing to have been interested in shares of any class in the capital of the Company to show to the satisfaction of the Board that the shares in question are not Relevant Shares. Any person on whom such a notice has been served and any other person who is interested in such shares may within 14 days of such notice (or such longer period as the Board may consider reasonable) make representations to the Board as to why such shares should not be treated as Relevant Shares but if, after considering any such representations and such other information as seems to them relevant, the Board has reason to believe that such shares may be Relevant Shares, the Board may determine that such shares shall be deemed to be Relevant Shares and they shall thereupon be treated as such for all purposes of this Article.

d) The Board may give a notice pursuant to Article 6B b) or Article 6B c) or both of them at any time and the Board may give one or more than one such notice to the same member or other person in respect of the same shares.

e) Each member shall notify the Company immediately upon becoming aware that any share in which he is interested (i) is or has become a Relevant Share or (ii) has ceased to be a Relevant Share.

f) The Board shall:-

(i) maintain, in addition to the Register, a Register of Relevant US Holders, in which there shall be entered particulars of any shares which are or have been deemed to be Relevant Shares. The particulars entered on the Register of Relevant US Holders in respect of any share shall comprise, in addition to the name of the holder, the name of any Relevant US Holder interested or who appears to the Board to be interested in such share and such information or a summary thereof as has been supplied to the Board pursuant to Article 6B b) or Article 6B c) or otherwise or, if no such information has been supplied, such information as the Board considers appropriate; and

(ii) remove from the Register of Relevant US Holders particulars of any share if there has been furnished to the Board a declaration (in such form as the Board may from time to time prescribe) by the holder of such share, together with such other evidence as the Board may require, that satisfies the Board that such share is no longer a Relevant Share.

g) The Board may at its discretion give notice to any or all Relevant US Holders calling for a Required Disposal of the Relevant Shares held by him or them to be made within 21 days or such longer period as the Board considers reasonable. The Board may extend the period within which any such notice is required to be complied with and may withdraw any such notice (whether before or after the expiration of the period referred to) if it appears to the Board that the shares to which the notice relates are not or are no longer Relevant Shares or in any other circumstances the Board sees fit. If the Board is not satisfied that a Required Disposal has been made by the expiry of the 21 day period (as may be extended), no transfer of any of the Relevant Shares to which the notice relates may be made or registered other than a transfer made pursuant to Article 6B h) or unless such notice is withdrawn.

h) If a notice given under Article 6B g) above has not been complied with in all respects to the satisfaction of the Board or withdrawn, the Board may, so far as it is able, make a Required Disposal (or procure that a Required Disposal is made) and shall give written notice of such disposal to those persons on whom the notice was served. The holder of the shares duly disposed of and all other persons interested in such shares shall be deemed irrevocably and unconditionally to have authorised the Board to make such Required Disposal. The manner, timing and terms of any such Required Disposal made or sought to be made by the Board (including but not limited to the price or prices at which the same is made and the extent to which assurance is obtained that no transferee is or would become a Relevant US Holder) shall be such as the Board determines (based on advice from bankers, brokers, or such other persons the Board considers appropriate to be consulted by it for the purpose) to be reasonably obtainable having regard to all the circumstances, including but not limited to the number of shares to be disposed of and any requirement that the Required Disposal be made without delay; and the Board shall not be liable to any person (whether or not a Relevant US Holder) for any of the consequences (direct or indirect) of reliance on such advice.

i) For the purpose of effecting any Required Disposal, the Board may:

(i) authorise in writing any officer or employee of the Company to execute any necessary transfer on behalf of any holder; and/or

(ii) convert any share from uncertificated form to certificated form,

and may enter the name of the transferee in the Register in respect of the transferred shares notwithstanding the absence of any share certificate and may issue a new certificate to the transferee and an instrument of transfer executed by any officer or employee of the Company so authorised by the Board shall be as effective as if it had been executed by the holder of the transferred shares and the title of the transferee shall not be affected by any irregularity in or invalidity of all or any of the proceedings relating to the sale. The proceeds of the Required

Disposal shall be received by the Company or by any person nominated by the Company whose receipt shall be a good discharge for the purchase money and shall be paid (together with any interest thereon at such rate as the Board deems appropriate) (less any amount required to be withheld or deducted by law) (and after deduction of any reasonable and necessary expenses incurred by the Board in the sale) to the person entitled thereto (and, in the case of joint holders, the first of them named in the Register) upon surrender by him or on his behalf to the Company for cancellation of any certificate in respect of the transferred shares.

j) Nothing in this Article shall require the Board to assume that any person is a Relevant US Holder unless the information contained in all or any of the Register, the registers kept by the Company under Part IV of the 1990 Act or in the Register of Relevant US Holders, appears to the Board to indicate to the contrary or the Board has reason to believe otherwise, in which circumstances the Board may make enquiries in good faith to discover whether any person is a Relevant US Holder.

k) The Board shall not be obliged to give any notice otherwise required under this Article to any person if it does not know either his identity or his address or if it believes same to be inaccurate. The absence of such a notice in those circumstances and any accidental error in or failure to give any notice to any person to whom notice is required to be given under this Article shall not prevent the implementation of, or invalidate, any procedure under this Article.

l) Save as otherwise provided in this Article, the provisions of Articles 126 - 132 (inclusive) shall apply to the service upon a member of any notice required by this Article to be served. Any notice required by this Article to be given to a person who is not a member, or who is a member whose registered address is not within the State, the United Kingdom, the Channel Islands or the Isle of Man and who has not given to the Company an address within the State, the United Kingdom, the Channel Islands or the Isle of Man at which notices may be given to him, shall be deemed validly served if it is sent through the post in a prepaid cover addressed to that person at the address (or, if more than one, at one of the addresses), if any, at which the Directors believe him to be resident or carrying on business or to his last known address as shown in the Register. Service or delivery of such notice shall be deemed to be effected at the expiration of 48 hours after the cover containing it was posted. In proving service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

m) Any resolution or determination of, or decision or exercise of any discretion or power by, the Board or any Director or by the Chairman of any meeting under or pursuant to the provisions of this Article (including without prejudice to the generality of the foregoing as to what constitutes enquiries made in good faith or as to the manner, timing and terms of any Required Disposal made by the Board under this Article shall be final and conclusive; and any disposal or transfer made, or other thing done, by or on behalf of, or on the authority of, the Board or any Director pursuant to the foregoing provisions of this Article shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. The Board shall not be required to give any reasons for any decision, determination, declaration or act or omission taken, made or done in accordance with this Article.

n) Nothing in this Article 6B, nor any actions taken by the Directors or by the Company's other officers, employees, advisers or agents pursuant to this Article 6B, shall constitute the holders of Relevant Shares as a separate class.

o) Nothing contained in this Article 6B shall limit the power of the Directors under Section 85 of the 1990 Act.

p) None of the Company, any Director, any officer or employee appointed by the Directors to effect any Required Disposal and any of the Company's other officers and employees, advisers and agents shall have any liability in connection with any Required Disposal, including without limitation in relation to either:

(i) the Board's decision as to whether or not to give notice calling for a Required Disposal; or

(ii) any exercise of discretion as to whether or not to sell or transfer the Relevant Shares; or

(iii) the determination as to whether shares are or have ceased to be Relevant Shares; or

(iv) any failure by the Board to provide actual notice to any Relevant US Holder, including failures to provide notice pursuant to Article 6B k); or

(v) the timing of any such sale or transfer and the manner in which such Relevant Shares are sold or transferred; or

(vi) the price obtained for the sale or transfer of such Relevant Shares; or

(vii) any refusal to register a transfer under the provisions of Article 6B g)

provided that nothing in this Article 6B p) shall exclude any liability that any such person may have for fraud or any other matter the liability for which cannot be lawfully excluded.

q) The Company may by ordinary resolution determine that the definitions of "Relevant US Holder" shall take effect as if the number of shares in the Company referred to therein is a number other than 25,000 and following the passing of any such ordinary resolution, this Article 6B shall take effect accordingly.

r) This Article shall apply notwithstanding any provision in any other of these Articles which is inconsistent with or contrary to it."

(b) Deleting the full stop at the end of Article 37a)ii) and replacing it with:

"; or

(iii) to which the final sentence of Article 6B g) applies."

(c) Deleting the words "Article 5 or Article 6" in Article 69 g)ii) and replacing them with the words "Article 5, Article 6 or Article 6B".

6. That the Company and/or any subsidiary (as such expression is defined by Section 155 of the Companies Act, 1963) of the Company be generally authorised to make market purchases (as defined by Section 212 of the Companies Act, 1990) of the Company's Ordinary Shares on such terms and conditions and in such manner as the Directors, or as the case may be, the Directors of such subsidiary, may from time to time determine in accordance with and subject to the provisions of the Companies Act, 1990 and the restrictions and provisions set out in Articles 50 b) and 50 c) of the Articles of Association of the Company PROVIDED that the maximum aggregate number of Ordinary Shares authorised to be acquired pursuant to this resolution shall be 27,280,459; and for the purposes of Section 209 of the Companies Act, 1990, the re-issue price range at which any Treasury Share (as defined by the said Section 209) for the time being held by the Company may be re-issued off-market shall be the price range set out in Article 50 d) of the Articles of Association of the Company.

The authorities hereby conferred shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company or 25 August 2007 unless, in any such case, previously varied, revoked or renewed in accordance with the provisions of the Companies Act, 1990.

7. That the Directors are hereby empowered pursuant to Section 23 and Section 24(1) of the Companies (Amendment) Act, 1983 to allot equity securities within the meaning of the said Section 23 for cash pursuant to the authority to allot relevant securities conferred on the Directors by resolution 5 passed by the members of the Company at the Annual General Meeting held on 20 May 2005, as if sub-section 1 of the said Section 23 did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(a) in connection with a rights issue in favour of Members where the equity securities are issued proportionately to the respective numbers of shares held by such Members but subject to such exclusions as the Directors may deem fit to deal with fractional entitlements or legal and practical problems arising in or in respect of any territory; and

(b) otherwise than in pursuance of (a) above, up to an aggregate nominal value of €4,364,873, (representing 5% of the issued Ordinary Share capital of the Company as at 3 April 2006);

and shall, unless previously renewed, revoked or varied by Special Resolution of the Company in general meeting, expire 15 months from the passing of this resolution or, if earlier, on the close of business on the date of the next annual general meeting of the Company, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement as if the power hereby conferred had not expired. Any powers conferred on the Directors to allot equity securities in accordance with the said Sections 23 and 24(1) in force immediately before this resolution is passed shall be revoked upon the coming into effect of this resolution.

8. To consider and, if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

That the Long-Term Incentive Plan (the "Plan") substantially in the form described in Appendix 2 to the Chairman's letter to the shareholders of the Company accompanying this Notice, and approved by the Directors of the Company on 3 April 2006 and produced to this meeting (and for the purposes of identification initialled by the Chairman) be and is hereby approved and that the Directors of the Company be and they are hereby authorised to enter into and implement the Plan and to grant awards thereunder, and to execute such documents and do all acts or things as may be necessary or desirable to give effect to this resolution.

By order of the Board

Ciarán Long
Secretary
Registered Office:
Irish Life Centre,
Lower Abbey Street, Dublin 1.

3 April 2006

Notes

1. A Member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend, speak and vote instead of him. A proxy need not be a Member of the Company.

2. To be valid, the form of proxy duly completed and executed together with any authority under which it is executed or a copy of such authority certified notarially or by a solicitor practising in the Republic of Ireland must be deposited at the registered office of the Company at the Irish Life Centre, Lower Abbey Street, Dublin 1 or (at the Member's option) at the offices of the Company's Registrar, Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, in either case, not less than 48 hours before the time appointed for the Annual General Meeting. Alternatively, subject to the Articles of Association of the Company and provided it is received not less than 48 hours before the time appointed for the holding of the Meeting, the appointment of a proxy may:

   (a) be submitted by telefax to 353 1 8102422, provided it is received in legible form;

   (b) be submitted electronically, subject to the terms and conditions of electronic voting, via the internet by accessing the Company's Registrar's website www.capitacorporateregistrars.ie / Shareholder, selecting Online Services and following the instructions thereon;

   (c) be submitted through Crest in the case of Crest members, Crest sponsored members or Crest members who have appointed voting service providers. Voting through Crest must be done in accordance with CrestCo's specifications as set out in the Crest Manual and properly authenticated as set out in the said manual.

3. In the case of a corporation, the form of proxy must be either executed under seal or signed on its behalf by a duly authorised officer or attorney.

4. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s) and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company.

5. Completing and returning a form of proxy will not preclude a Member from attending and voting at the meeting should he so wish.

6. A copy of the amended Articles of Association of the Company and of the rules of the proposed new Plan, together with the trust deed of the employee benefit trust being established in conjunction with the Plan, will be available for inspection at the registered offices of the Company and at the offices of A&L Goodbody Solicitors, International Financial Services Centre, North Wall Quay, Dublin 1 and also at its offices at Augustine House, Austin Friars, London EC2N 2HA, during normal business hours on any weekday (excluding Saturdays and public holidays) from the date of despatch of this notice until the conclusion of the AGM and at the place of the AGM for at least 15 minutes prior to and during the AGM.

7. The Company, pursuant to Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 specifies that only those Members registered in the register of members of the Company as at 11.30 a.m. on 24 May 2006 (or in the case of an adjournment as at 48 hours before the time of the adjourned meeting) shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their names at the time. Changes to entries in the register after that time will be disregarded in determining the right of any person to attend and/or vote at the meeting.

END